U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          Amendment No.  3 to FORM 10-SB

                   General Form For Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                 or 12(g) of the Securities Exchange Act of 1934

                               CYPOST CORPORATION
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


                       Delaware                        98-0178674
        ----------------------------------------   -------------------
            (State or Other Jurisdiction of         (I.R.S. Employer
             Incorporation or Organization)         Identification No.)

                 900-1281 West Georgia Street

                           Vancouver, British Columbia              V6E3J7
        ----------------------------------------   -------------------
        (Address of Principal Executive Offices)       (Zip Code)

                                  (604)904-4422
              ----------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)

        Securities to be registered pursuant to Section 12(b) of the Act:

           Title of Each Class         Name of Each Exchange on Which
           to be so Registered         Each Class is to be Registered
           -------------------         ------------------------------

                  None                               None
           -------------------         ------------------------------

        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
                 ----------------------------------------------

                INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Business.

      (a)  Business Development.

      CyPost Corporation (hereinafter referred to as the "Registrant", the "Issuer", or as "CyPost"), a Delaware corporation, was formed on September 5, 1997 under the name "E Post Corporation" to operate as the parent company of two wholly-owned, sister subsidiaries: ePost Innovations, Inc., a corporation organized under the laws of British Columbia, Canada ("ePost Canada") and CyPost USA, Inc., a Delaware corporation formed on September 5, 1997 by the Company ("CyPost USA"). Shortly after its formation, ePost Corporation changed its name to "CyPost Corporation" to minimize potential trademark difficulties with third parties. ePost Canada was formed on March 27, 1997 and was acquired by the Issuer on September 15, 1997 (the "Acquisition"). Prior to the Acquisition, ePost Canada was a wholly owned subsidiary of Mushroom Innovations, Inc. a corporation organized under the laws of British Columbia ("MII"). Under the terms of the Acquisition, the Issuer acquired from MII all of the issued and outstanding shares of ePost Canada, as well as all intellectual property rights then owned by ePost Canada, in exchange for 2,000,000 pre-split or 3,000,000 post-split shares of CyPost's Common Stock. On October 29, 1998, CyPost acquired all of the issued and outstanding capital stock of Communication Exchange Management Inc., a British Columbia corporation, from MII in exchange for 4,180,000 pre-split or 6,270,000 CyPost shares. Communication Exchange Management Inc. remains a wholly owned subsidiary of CyPost. Unless otherwise stated herein, all dollar amounts refer to U.S. Dollars ("USD$")--not Canadian Dollars ("CDN$).

Prior to the first quarter of 1999, CyPost was a development stage company. It began offering the first of its six versions of encryption software for sale during March 1999. On June 30, 1999, it completed the first of its acquisitions of Internet Service Providers ("ISP's"). Since that time, it has acquired several more ISP's whose revenues account for substantially all of the Company's operations. In February 2000, CyPost acquired Playa Corporation, a Japanese-based provider of electronic instant messaging services. Through various acquisitions, CyPost conducts its business through the subsidiaries listed on
Exhibit 21.

      (b) Business of the Issuer.

      The Issuer is a holding company, the principal assets of which consist of the capital stock of CyPost USA, the capital stock of ePost Canada and the capital stock of the other subsidiaries listed on Exhibit 21. To date, the Issuer, through its operating subsidiaries, has been largely involved in three separate, but complementary businesses, i.e.(i)the development and sale of software products using email encryption to enhance user security and convenience ("Software Products"), (ii) providing internet connection services to subscribers and (iii) providing instant messaging and electonic greeting card services. (Unless otherwise qualified herein, the term "Company" shall be used to refer to the business operations of the Registrant and its consolidated subsidiaries.) The Company is currently selling three versions of its "Navaho" software encryption programs (Navaho Lock 2.4, Navaho Zipsafe and Navaho Lock with Voice) which encompasses the first three business model described below, the remaining business model is in the initial planning stages and should be rolled out by year ending December 31, 2000. The Company is developing or partnering with a number of companies to provide products and services to its Internet Service provider customers through an application server model which promotes server level distribution of products rather than end user solutions. On February 23, 2000, the Company completed the acquisition of Playa Corporation developers of the "Yabumi" instant messaging and e-greeting card service. The "Yabumi" community of users numbers approximately 85,000 and is located primarily in Japan.

      Markets for Software Products.

      The Company has developed the Navaho family of software products for the following markets:

            1) Personal Use--consumers who have little or no technical knowledge
of   computers   and  computer   programs  but  who  wish  to  keep   electronic
correspondence private.

            2) Professional Use--professional business users such as attorneys, accountants, medical doctors, as well those who need secure communication capability while traveling

            3) Small Businesses--companies between 10-50 employees with a small, or no Information Services department and who operate out of a single location

            4) Enterprise--large businesses with more than 50 employees and who use corporate intranets including LAN's and WAN's, Extranets, and government institutions

Products

      The Company currently offers six (6) different security encryption software products each of which bear the name "Navaho". (See discussion of these under "Status of any publicly announced new product or service").

Distribution Method of Software Products and ISP Service.

      The CyPost family of Software Products are delivered both digitally over the Internet and through distributors who sell shrink-wrapped versions. CyPost's website, www.cyost.com, offers a full description of its products and the chance for viewers to make a "cyber-purchase " of its software. In addition, consumers are able to purchase products directly from popular online retail sites such as www.beyond.com, www.egghead.com, www.cdw.com, and www.futureshop.com to name a few. CyPost has entered into a distribution agreement with Digital River, Inc., a company that provides proprietary software delivery technology to more than 2000 software publishers and online retailers. The Company has also negotiated with several distribution competitors of Digital River, Inc. who offer similar capabilities including ReleaseNow.com, NetSales, Inc. and ShopNow.com. The Company estimates that its Navaho products are currently available at more than 1000 secure websites.

      CyPost's acquisition strategy includes the acquisition of Internet Service providers with a target of acquiring an additional 50,000-100,000 subscribers to add to its approximately 20,000 existing subscribers. This network of service provider subscribers become a direct marketing and distribution channel for CyPost. The Company plans to market the Navaho family of products including Navaho Express (a promotional version of Navaho Lock with Voice) to the client base in early 2000. CyPost will also distribute a line of privacy and protection solutions through industry partnerships such as content management solutions and anti-virus protection.

      Further to the ISP distribution network, the Company plans to secure a relationship with a major advertising firm to work as representatives of the aforementioned Navaho Express, the promotional version of the Navaho products. This relationship will leverage the advertising firm's client base and their need for one to one marketing tools.

Status of any publicly announced new product or service.

      Navaho Lock: Navaho Lock software enables consumers to send and receive secure email and attachments such as documents, spreadsheets, digital sound files, and business presentation. The program is intuitive, simple to operate, and exceptionally fast. The product's unique combination of features include: full integration with all major e-mail programs; built-in file compression for faster transmission times; a user-friendly GUI (Graphical User Interface); and CyPost's exclusive "drag-and-drop" feature that enables users to encrypt and compress files simply by dragging and dropping them into an encryption field. Users can select the strength of privacy protection according to their needs, by simply specifying 40-, 56-, 112-, 128-, or 3DES 168-bit encryption algorithms.

      Navaho Lock is available for purchase at www.cypost.com and over 1000 secure distribution sites on the Internet. This product has received favorable product reviews from PC Magazine, Portable Computing, Secure Computing Magazine, CNN Interactive, and PC World Online.

      Navaho Lock version 2.4 uses private key, or symmetric key, encryption. Many regard this as superior to public key encryption. In comparison, the largest-selling competing software relies on an "asymmetric" method of encryption commonly known as "public/private key". In a public/private key approach, a publicly available algorithm is used in combination with two corresponding private keys that generally must be issued by a third party. Not only is public key encryption notoriously slow (approximately 1,000 times slower than symmetrical encryption), but the approach also exposes users to the additional costs and risks involved in relying on a third party to verify the identity of the sender.

      Navaho Lock with Voice: Currently in the final stages of beta testing, Navaho Lock with Voice software is the successor to Navaho Lock v2.4. Incorporating all the features of CyPost's original product, Navaho Lock with Voice allows the user to send and receive compressed and encrypted document packages, as well as private voice messages, over the Internet. It is expected to be released in the 1st quarter of 2000.

Summary of new features include:

      o     Ability to send and receive encrypted Voice E-mail

      o     Addition of a shredder for securely deleting data from the hard disk

      o A new and improved streamlined user interface for greater ease of use

      o     Numerous changes to increase user productivity and maximize usage

      Navaho Viewer: Navaho Viewer provides an alternative for those consumers not wanting to purchase the full working copy of Navaho Lock, but who require the ability to read encrypted files sent to them by friends or colleagues. Navaho Viewer is available for download free at CyPost's web site and numerous web sites on the Internet.

      Navaho ZipSafe: The third product in CyPost's Navaho family of security and encryption software, Navaho ZipSafe, was released in March 1999. The file-security software, designed to ensure the privacy of data on laptops and home PCS, is an extension of CyPost's Navaho product line.

      Utilizing the same advanced encryption and compression technology used in Navaho Lock and offering comparable ease-of-use features (including a user-friendly GUI and similar "drag-and-drop" methodology), ZipSafe has the ability to encrypt and then condense files by as much as 70% in a matter of seconds. This product enables users to secure all computer files, folders, and directories on a local hard drive such as that found on a laptop computer. Navaho ZipSafe is available on a free thirty (30) day trial basis.

      Navaho Express: The promotional version of the single user Navaho product, Navaho Express offers a unique one to one marketing opportunity for any business concerned about their clients' privacy and protection. This product integrates the functionality of Navaho Lock with Voice and a promotional HTML window allowing the sponsor company to communicate offers and promotions directly to their client base.

      Competition-Encryption Software

      CyPost's Navaho line of privacy and protection solutions face competition from a number of rival products. The largest and most noteworthy competitors are: Network Associates Inc., InvisiMail International Ltd., and OpenSoft Corporation. The following table compares these products to Navaho Lock, version
2.4. Based on Navaho Lock's superior functionality and easy-to-use features (including its file compression capability, "drag-and-drop" routine, and user-friendly interface), CyPost believes that Navaho Lock is well positioned to compete successfully in the marketplace.

      Competitive Comparisons

                            Product Comparison Table

FEATURE     NAVAHO LOCK 2.4   PGP 6.5   RPK INVISIMAIL Deluxe   MAILSECURE 2.4

Company    CyPost Corp.      Network       InvisiMail              Baltimore
                             Associates    Intl.                   Technologies

Price       $39.95            $39.95            $49.95              $49.95

Key

Strength    40/168 bit        1024-4906 bit     607-1279 bit       128/2048 bit
            secret key        public key        public key         public key

Target

user        Single, Multi     Single, Multi     Single, Multi      Single

Exportable

outside U.S.      Y                 Y                 N              N

Encryption

Method      Symmetric         Asymmetric        Asymmetric       Asymmetric

File

Compression Y                 N                 Y                N

Drag & Drop

Encryption  Y                 Y                 N                N

Evaluation
Version

Available   Y                 Y                 Y                Y

Attachment

Feature     Y                 Y                 Y                Y

           Key Lengths With Similar Resistance to Brute-Force Attacks

      Symmetric Key Length    Public Key Length

        56 bits                     384 bits
        64 bits                     512 bits
        80 bits                     768 bits
       112 bits                     1792 bits
       128 bits                     2304 bits
       168 bits                     3840+ bits

         Competition - Encryption Software

      Network Associates Inc. (Nasdaq: NETA), a public company headquartered in Santa Clara, California is the world's largest independent network security and management software company, and the tenth largest independent software company with more than 30 million users worldwide, $612 million in revenue in fiscal 1997, and over 1,500 employees worldwide.

      Network Associates has the largest market share of email encryption software. Its PGP Personal Privacy software program is the most well known email encryption software program currently on the market. PGP Personal Privacy's unique selling proposition is they use the strongest encryption available in the United States using PGP's strong public/private key technology with at least 128 bit keys. It was voted as the easiest email encryption program to use in the September 1998 issue of PC World Magazine. PGP Personal Privacy ($39.95) is available for purchase at the Network Associates web site as well as most Internet shareware download sites.

      Notable differences between PGP Personal Privacy and Navaho Lock with Voiceare encrypted voice email, document shredding, a Drop area which allows for one-step drag and drop file encryption, built in file compression, and use of symmetric key encryption which is faster and less cumbersome to set up than public/private key.

      Baltimore Technologies (London Stock Exchange: BLM), a public company headquartered in Dublin, Ireland develops and markets security products and services for a wide range of e-commerce and enterprise applications. Its products include Public Key Infrastructure (PKI) systems, cryptographic toolkits, security applications and hardware cryptographic devices.

      The company was formed in December 1998 by the merger of two companies, Baltimore Technologies and Zergo Holdings plc. BALTIMORE now employs over 500 people across over twenty global locations, and reported Unaudited proforma group revenues for the 12 months to 31 December 1998 of $30 million Baltimore's email encryption software, named MailSecure is an S/MIME plugin for Microsoft email clients, Lotus Notes and Eudora. Unlike Navaho Lock, MailSecure is based on public key infrastructure technology. InvisiMail International Ltd., founded in 1997, specializes in secure Internet commerce and communications solutions for a wide range of applications. Developed using RPK Security, Inc.'s core technology, the RPK Encryptonite Engine(tm), the InvisiMail range of products supports secure message-based applications including Client Services, E-Commerce, and EDI.

      InvisiMail International Ltd., email encryption program called InvisiMail Deluxe automatically encrypts and decrypts e-mail using 607- 1279bit public/private key encryption and signs files using DSA Digital File Signing. The program was selected in the September 1999 issue of PC Magazine as the Editors Choice for email encryption.

      Based on Navaho Lock with Voice's superior functionality and easy-to-use features (including encrypted voice email, document shredding, file compression capability, one-step "drag-and-drop" encryption, and user-friendly interface), CyPost believes that Navaho Lock with Voice is well positioned to compete successfully in the marketplace.

      Market - ISP Division

      CyPost Network of Service Providers: Through ISP acquisitions, CyPost has established approximately 20,000 subscribers to date. The Company hopes to acquire a target of 50,000 to 100,000 ISP customers. Its goal is not to establish itself as a competitor of the large service providers, including telecommunication and cable companies, but rather to establish a niche market in response to the growing concerns for privacy and protection. The CyPost network offers a range of services including web hosting, connectivity, custom programming, roaming services, web design and e-commerce solutions. These services will be extended to include privacy and protection solutions such as the previously mentioned content management and anti-virus solutions as well as a number of other testing and solution consulting services for network security issues, such as testing the integrity of client networks. The company has negotiated an arrangement with UUNet Canada to provide connectivity across the country and plans to enter into a similar arrangement in the U.S. These agreements allow the CyPost Network of Service Providers to offer subscribers the convenience that larger Service Providers can offer while maintaining focus on excellent customer service and solutions to protect their privacy rather than merely providing points of connectivity.

      The 'niche' market that the Company hopes to serve will focus on end to end secure communication services and solutions for small to medium sized businesses. These customers tend to require both extra hand- holding (which larger telecommunication companies may not provide under high- volume, low-cost service structures) and additional services (as smaller companies are less likely to have dedicated individuals to manage networking issues, web programming, and other technical issues). CyPost does not believe that larger ISPs will fail to address security issues altogether, but rather the smaller companies with specific security needs, may be overlooked. The company also believes that its range of products due to its 'focus' on security will be greater than those of the larger ISPs who are under more pressure to obtain larger quantities of subscribers, rather than CyPost's focus on fewer clients but offering more services to each.

      Competition - ISP Division

      The CyPost Network of Service providers operates in the extremely competitive Internet services market. The fragmented U.S. consumer ISP market has been dominated to date by approximately seven companies. According to a July 1999 report by Cahners In-Stat Group however, the market share of the dominant players in the U.S. consumer ISP market is being threatened by new business models. The report cites despite the enormous marketing dollars allocated to advertising, AOL's market share slipped 2.8% between the final quarter of 1997 and the first quarter of 1999, while MSN saw its marketshare drop by more than half during the same period.

      Moreover, the report notes that during 1998 the combined subscriber base for non-traditional service providers grew 137 percent, compared to only 37 percent growth among traditional ISPs (including AOL, MSN, Mindspring, Earthlink, Prodigy, and Flashnet).

      Despite the fact that non-traditional ISP's are growing more quickly than traditional ISP's, many observers anticipate over the next several years further consolidation within the ISP market. Recent merger activity has seen business combinations between AOL and Netscape; MCI Worldcom and Spring and Earthlink and Mindspring. It is not CyPost's intent to compete head to head with these large ISP's but to compete in the growing security niche markets by providing value-added privacy and protection solutions in addition to providing connectivity to business and individuals.

      Our competitors include many large companies that have substantially greater market presence, financial, technical, marketing and other resources than we have. The Company competes directly or indirectly with the following types of companies:

      - established online services, such as America Online, the Microsoft Network, Earthlink and Prodigy;

      -     local, regional and national ISPs;

      -     national telecommunications companies, such as AT&T and GTE;

      -     regional Bell operating companies; and

      -     online cable services.

      Competition in the future is likely to increase and we believe this will happen as diversified telecommunications and media companies acquire ISP's, and as ISP's consolidate into larger, more competitive entities.

      Competitors may bundle other services and products with Internet connectivity services, potentially placing the CyPost Network of Service providers at a significant competitive disadvantage. In addition, competitors may charge less than we do for Internet services, forcing us to reduce and/or prevent us from raising our fees. Subsequently future revenue growth and earnings may suffer. CyPost will attempt to compete against such companies by offering a combination of proprietary software as well as software from partners to its ISP subscribers. While other larger ISPs offer some security solutions (many are offering client-end filtering as an example) CyPost is reviewing the entire spectrum of products and services available in house or through partnerships, to ensure the CyPost Network of Service Providers have a thorough selection of security options to utilize or choose from. Specifically, CyPost can offer its subscribers anti-virus filtering at the server level, content management filtering (through an arrangement with LogOn Data's Xstop), proprietary email security products (Navaho product line), secure transaction solutions (custom programming) and soon to be delivered, secured instant messaging (Yabumi). Email encryption is merely one piece of the larger security product line available or soon to be available to the CyPost Network of Service Providers.

      Government Regulation

      The Company believes that the design features of the Navaho products are unique in connecting to existing Crypto Service Providers and using them without itself containing any direct encryption coding. Because of this feature, the Navaho products fall outside of government regulations such as the munition or export laws that previously restricted other forms of software encryption programs. The term "crypto service provider" is short for "cryptographic service provider" and refers to the computer language by which cryptographic standards and algorithms are implemented or used. Different "crypto service providers " use different programming assumptions and data formatting protocols. Thus one software encryption program may work well one type of crypto service provider but not necessarily work well with another type. The result is that it is difficult to design encryption software that will be readily compatible with the widely varying crypto service provider formats/protocols which are in use today in today's digital communication environment. In contrast, CyPost's "Navaho" family of Software Products is readily compatible with a broad range of provider formats/protocols.

      Dependence on Key Customers

The Company derives the majority of its revenues from its ISP and electronic messaging operations and as such enjoys the benefit of a broadly diversified customer base of approximately 115,000 located throughout Ontario, the Canadian and Pacific Northwest and in Japan.

      With respect to its direct software sales which comprised approximately 1.5% of its 1999 revenues, the Company has derived a significant portion of its sales revenues from a "Preferred Provider Contract". Under this March 1999 agreement, the Canadian Bar Association, British Columbia branch will license 250 copies of Navaho Lock and Navaho ZipSafe. In addition, clients of these bar members will be able, for a fee, to license their own versions of these programs. This contract accounts for a significant portion of the Company's Software Products revenues to date.

      The Company is actively seeking to broadly market its products and has taken a number of steps to actively market its products including use of a variety of print and communications media to build consumer awareness such as direct mailings, featured appearances of Company personnel on various television and radio shows broadcast in the U.S. and Canada (Caspar Weinberger's World Business Review, Dave Chalk's Computer Show; Dotto's Cafe, CKNW radio and CKWX radio), and features in selected magazines (Security Magazine, PC Magazine Online, Portable Computing, PC Magazine OnLine, Portable Computing , Computer Paper, and Canadian Bar).

      The Company has hired a director of marketing and anticipates hiring a director of sales in the near future. In addition, during 1999 the Company has concluded acquisitions of five internet service providers. See "The 1999 Acquisitions and the Company's Broadened Strategic Focus".

      Research and Development

      The Company has abandoned its former development of the CyPost Terminal, a type of communications software designed to operate on a remote terminal network. Since December 1998, the Company has focused its research and development efforts on refinements and/or improvements to its Software Products. The Company has introduced six (6) versions of its "Navaho" encryption software during 1999. It is currently developing English and other language versions of the "Yabumi" Instant Messaging software which it acquired when it bought Playa Corporation in February of 2000. Any monies expended on research and development will be absorbed directly by the Company and cannot be "passed through" to customers in the form of any "cost plus" type of contract.

      The 1999 Acquisitions and the Company's Broadened Strategic Focus

      The Company has acquired five (5) internet service providers during 1999. Prior to this time, the company did not provide ISP services.

      Acquisition  of Hermes Net  Solutions,  Inc.  and Intouch  Internet  Inc.:
Effective June 30, 1999, the Company purchased all the issued and outstanding shares of Hermes Net Solutions, Inc. for a cash consideration of $528,000 USD. Also effective June 30, 1999, the Company purchased all the issued and outstanding shares of Intouch.Internet Inc. for a purchase price of $293,000 USD. The consideration for this purchase consisted of cash of $265,000 USD and the issuance of 6,570 pre-split, or 9,855 post- split, common shares valued at $28,000 USD. Both acquisitions have been accounted for by the purchase method of accounting. In both acquisitions, the net assets acquired included goodwill and customer lists which will be amortized over three years on the straight line basis.

      Acquisition of NetRover Inc. and NetRover Office Inc.: On October 4, 1999, the Company purchased all the issued and outstanding shares of NetRover Inc. and NetRover Office Inc. for a purchase price of $2,700,000 USD. The purchase price was satisfied by a cash payment of $2,000,000 USD, and the issue of 219,000 post-split common shares valued at $680,000 USD. These purchases have been accounted for under the purchase method of accounting.

      Acquisition of Connect Northwest and Internet Arena: On October 24, 1999, the Company purchased the assets of the business of Connect Northwest for a net purchase price of $1,400,000 USD. The purchase price was satisfied by a cash payment of $670,000 USD and the issuance of 147,985 of the Company's common shares. On November 9, 1999, the Company purchased the assets of the business of Internet Arena for a purchase price of $600,000 USD. The purchase price was satisfied by a cash payment of $242,000 USD, the issuance of 100,698 of the Company's post-split common shares, and a deferred cash payment of $58,000 USD due in January, 2000. These purchases have been accounted for under the purchase method of accounting.

      ISP's  provide  several   complementary   features  to  CyPost's  business
strategy. CyPost gains the advantage of an existing client base who, it is hoped, will become significant purchasers of encryption products while the ISP gains the ability to work hand-in-hand with an encryption services provider. Also, much of an ISP's business is service-based and based on nine months of operating history have provided predictable cash flows. CyPost has undertaken negotiations to license software which will protect against virus transmission at the ISP level and is developing programs to regulate content and provide "Family Safe Surfing"at the Server level.

      The ISPs generate monthly revenues from connectivity services, server co-locations, web hosting, email services (listservs for corporate emailings) as well as lump sum payments for custom programming and other specific projects. An example of custom or specific projects is Hermes generating revenue from creating a secure area on a web site for a graphic design firm's clients to view their works in progress, without fear of competitor's eyes. The bulk of the revenue can be attributed to connectivity currently, although the entire CyPost Network of Service Providers is moving towards focusing on the custom projects, web hosting and server co-location, anticipating a strong hold over connectivity by the larger ISPs in a few years time. A brief survey of the various members of the CyPost Network of Service Providers is provided below:

Hermes Net Solutions

Based in Vancouver, British Columbia, Hermes services 800 business clients. They offer a range of service from connectivity (variety of dial up speeds to ADSL), server co-location, web hosting, custom programming and email services.

InTouch Internet, Inc.

Based in Vancouver, British Columbia, InTouch has 2000 residential/Small Office Home Office ("SoHo") clients. InTouch has an excellent "community" feel, and is primarily focused on dial up connectivity, basic web hosting and email services.

Hermes  and  InTouch  have  been  integrated   (staffing  and  technically)  and
essentially run as a single unit.

NetRover Inc.

NetRover, based in Toronto and Chatham, Ontario, is the largest of CyPost's ISPs. Currently with 14,000 residential and small business clients, NetRover offers inexpensive packages focusing on web hosting and dial up as well as some server co-location. NetRover's management offers CyPost experience with integrating ISPs (they had completed 3 acquisitions when we purchased them in October 1999). NetRover has a division called NetRover Office Inc. which focuses more specifically with the Company's business clientele. NetRover currently offers dial up service through a partnership with UUNet in Canada, and has dial up availability across Canada. With this national reach, CyPost will use the NetRover brand for expansion.

Connect Northwest

CNW, based in Mt. Vernon and Seattle, Washington, has over 1800 business and residential services. More focused on custom work, CNW's management experience includes ethical hacking and other security monitoring. CNW also offers web hosting, dial up and DSL connectivity to its clients.

Internet Arena

Internet Arena, based in Portland, Oregon, with 1500 primarily residential/SoHo clients, offers a similar range of services to InTouch Internet. Internet Arena was a strategic acquisition geographically as it opened up the Pacific Northwest and a link to the large California market.

      CyPost is also actively seeking further opportunities to ally with ISP's and other cyber-businesses both within North America and abroad. On February 23, 2000, the Company concluded the purchase of Playa Corporation, the developers of YABUMI instant messaging and e-greeting technologies. YABUMI is based in Japan and with its 85,000 current users offers a promising opportunity for both community-building as well as rolling out an integrated and private solution for instant messaging using the existing messaging technology as the base. The purchase price was $3,000,000 with $300,000 being paid in cash with the balance paid in 785,455 shares.

      The Yabumi website at Yabumi.com currently generates over 500,000 visitors per month and offers several "value added" communications services. Yabumi "Instant Messaging" Software allows users to instantly receive ecommunications by way of a desktop notification. This allows message recipients to bypass the need for frequent checking of email mailboxes and permits "real time messaging". The Yabumi software to do this, Yabumi v.2.1, is available via a free download and can be downloaded in approximately 2 minutes or less by a user using a 56K modem. In keeping with CyPost's design philosophy, the software is easy to install and its user interface is extremely "user friendly". In addition to its ease of use, the program also features real time chat line capabilities and will easily allow attachment of files and URL's. The number of Yabumi users has grown by approximately 25% during the last 3 months of 1999 and CyPost anticipates that an additional 100,000 Japanese users may be added by the end of 2000. Yabumi is particularly popular among young Japanese woman who are a demographically important group for marketing purposes. The Company has recently introduced a MacIntosh-compatible version of its "Instant Messaging Software" as well as a "Business to Business" version designed for use in a networked computing environment.

      CyPost believes that the Yabumi software can be readily "localized" for use in English- language and other cultural settings. The task of translating and making the software compatible with existing CyPost technolgicy. has already begun and will use both internal and outsourced software development personnel. CyPost anticipates that English-language versions of the Yabumi technology will be developed during the first six months of 2000 and will be available for product introduction during the second half of 2000.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

      General: End of development stage activities and commencement of business operations

      Cypost produces and markets computer privacy protection technologies and provides Internet conductivity to business and residential customers. From the Company's inception date until approximately mid-March of 1999, the Company was considered a development stage enterprise. Since that time, the Company has (i) publicly marketed six (6) software encryption products under its "Navaho" trademark, (ii) acquired two Internet service providers during the nine-month period ending September 30, 1999, (iii) acquired three additional ISPs since September 30,1999, and (iv) acquired Playa Corporation, the developers of "Yabumi" instant messaging and greeting card services on February 23, 2000.

      Because the Company is an early stage in its business operations its revenues are subject to wide variation from quarter to quarter. In addition, the Company is electing to pursue a strategy of growing through acquisition. The size and timing of acquisitions, both past acquisitions and possible future acquisitions has been and will be affected by a number of factors which are hard to predict and many of which are beyond the Company's control. Because of these factors, the results of operations discussed below are unlikely to be an accurate indication of future performance and should be viewed with considerable caution.

      Results of operations for the nine months ended September 30, 1999 and for the three months ended September 30, 1999

      Substantially all of the Company's revenue to date, approximately 99%, is accounted for by the ISP operations during the three months and nine months ended September 30, 1999. These revenues are attributable virtually entirely to the operations of the two Internet service providers which the Company acquired during on June 30,1999. The Company generated revenue of $185,670 for the three months ended September 30, 1999 and $197,068 for the nine months ended on that date. It had no revenues for the corresponding periods of the prior year.

      Direct costs of $49,275 were incurred in the quarter ending September 30, 1999 resulting in a gross margin of $136,395 (73%) for the three months and $147,793(75%) for the nine months ended September 30, 1999. Legal and professional fees are reported as selling, general and administrative expenses on the statement of operations. Net losses before interest expense of $423,505 for the three months and $1,180,730 for the nine months reflect primarily the effect of a small revenue base which was insufficient to cover administrative expenses, salaries and benefits and development expenses. The Company hopes to achieve profitable operations through a combination of adding additional ISPs through acquisition and through the addition of value added services in its ISPs, as well as through the addition of new products in its encryption-related operations.

      Interest expense of $1,378,000 and $1,908,000 for the three months ended and nine months ended September 30, 1999 is in respect to the beneficial conversion features on convertible promissory notes between the Company and a lender. A beneficial conversion feature arises when at the commitment date of the promissory note, the convertible promissory note is "in-the-money". The interest expense is calculated as the difference between the conversion price and the fair value of the common stock, multiplied by the number of common stock into which the promissory note is convertible (intrinsic value) at the commitment date of the loan.

Liquidity and capital resources

      The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $1,801,505 for the three month period ending September 30, 1999 and net losses of $3,099,750 for the nine month period ending September 30, 1999. These factors indicate that the Company's continuation as a going concern is dependent upon, among other things, its ability to obtain adequate financing.

      Although the Company's cash position at September 30, 1999 had improved to $2,414,094, as compared to $47,212 at December 31, 1998, the improvement in cash position was attributable to loans made to the Company by Blue Heron Venture Fund, Ltd. These loans were made under agreements with that lender under which the Company may draw up to $16 million in unsecured loans. These loans bear interest at 8% per annum and are payable on demand. They are convertible at the lender's option into Common Stock of the Company at prices ranging, at present, from $0.50 to $1.17 per share. If all loans outstanding as of September 30, 1999 were converted, the lender would be entitled to an aggregate of 5 million shares of such Common Stock. The lender is free to withdraw this line of credit at any time, and since the loans are payable on demand the Company's ability to continue operations is dependent upon the willingness of its lender to forebear from demanding payment. The Company believes that its lender will continue to refrain from demanding payment for the immediately foreseeable future, but it is under no obligation to do so. Should the Company's lender demand payment the Company would be required to seek financing from other sources. It does not believe that bank borrowing would be available to it under present circumstances, and there can be no assurance that the necessary financing could be obtained from other sources. Even if the necessary funding were available, it might be available only on terms which management would not find acceptable.

Item 3. Description of Property.

The Company entered into a net lease with respect to its new office premises located at 900-1281 West Georgia St.,Vancouver, British Columbia (the"Premises") for approximately 6500 square feet of office space. The term of thelease is for 60 months and ends on June 1, 2005. The monthly rent under this lease is $12,171 CDN$ or approximately $7,911 USD. The Company believes that it could secure comparable office space in the event that it needed to do so.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

      (a)  Security Ownership of Certain Beneficial Owners.

      The following information relates to those persons known to the Issuer to be the beneficial owner of more than five percent (5%) of the Common Stock, par value $.001 per share, the only class of voting securities of the Issuer outstanding.

Name and  Amount and     Title of     Address of     Nature of    Percentage
Class      Class     Beneficial Owner  Beneficial    Ownership     of Class*

Common Stock, par value
Kelly Shane Montalban      6,062,550 Million shares                 29.8%
$0.001 per share           P.O Box 700,                     direct and indirect
                           British Columbia VON 2EO         beneficial ownership

* Based on 20,353,538 shares issued and outstanding. Mr. Montalban's holdings indicated above include shares owned by Blue Heron Venture Fund Ltd. and Pacific Gate Capital Fund, the beneficial ownership of which is attributed to Mr. Montalban.

      --------------

The Company has not contacted stock brokerage firms holding shares of the Company's Common Stock in "street name" to determine whether there are additional substantial shareholders of the Company. 5,314,997 shares or 26.1% of the Common Stock outstanding is held in the name of Cede & Co., a nominee for Depository Trust Company, a stock clearing house servicing financial institutions. The Company know of no other beneficial owners of more than 5% of its stock.

      (b)  Security Ownership of Management.

           The number of shares of Common Stock of the Issuer owned by the Directors and Executive Officers of the Issuer is as follows:

Name and   Amount and     Title of    Address of   Nature of     Percentage
Class      Beneficial Owner   Beneficial Ownership               of Class*

Common stock, par value
Carl Whitehead                  327,000 shares                      1.61%
$0.001 per share                20 Oceanview Road               direct ownership
                                Vancouver, British
                                Columbia VON 2EO

Common stock, par value
Robert Sendoh                   330,000 shares                      1.61%
$0.001 per share                990 Beach Avenue, #304          direct ownership
                                Vancouver, British
                                Columbia V6Z 2N9

All Officers and Directors (2 persons):

                                     657,000 shares                     3.23%

      -------------------------

* Based on 20,353,538 shares issued and outstanding.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

      Directors of the Company serve for a term of one year or until their successors are elected. Officers are appointed by, and serve at the pleasure of, the Board. Profiles of the current Directors and Executive Officers of the Issuer are set forth below:

      Steven M. Berry, 40, acted as Director, Chief Executive Officer and President during 1999. Mr. Berry resigned from all positions, including directorships, held with CyPost and its subsidiaries on January 17, 2000 citing personal reasons for his departure.

      Robert Sendoh, 47, Director and Chief Executive Officer

      Mr.Sendoh acted as a Director throughout 1999 and in January, 2000 succeeded to the position of Chief Executive Officer formerly occupied by Steven Berry. Bob has successfully conceived and operated three separate companies and brings a wealth of business knowledge and financial understanding to the Company. After receiving his B.A. in Economics from Meiji University in Tokyo in 1973, he founded KKG Incorporated, a project planning and development firm, also located in Tokyo, Japan. KKG Incorporated was responsible for the planning and construction of major shopping centers, golf courses and residential complexes around the world. Dissatisfied with the lack of spreadsheet and product management software for businesses, Bob developed his own, as well as implementing a highly efficient security and communication system to maintain and expand the reputation of his company. After moving to Vancouver, Canada in
1991, Bob started his own sailing school, Windvalley Sailing School, which now has franchises located in Singapore and Japan. He is currently an Instructor/Director, and Evaluator with the International Sail and Power Association, a non-profit organization.

      Rounding out his business expertise, Bob is also a co-owner of EPPE Sportswear, which manufactures and markets their high quality snowboarding apparel internationally.

      Carl Whitehead, 28, Director and Head of Strategic Acquisitions and Partnerships

      During the period 1996-99, Carl was a corporate officer and director in Mushroom Innovations, Inc. and ePost Innovations, Inc., two technology-oriented companies the latter of which was acquired by CyPost.

      Between 1993-97 he was the founder and owner of Futuresite Productions, a computer service company which supplies, maintains, and services, home and business computers in the lower mainland. Specializing in the Windows95 environment and TCP/IP protocols he naturally embraced this opportunity to develop CyPost into a competitive leader in the software industry. Carl has completed secondary business courses in accounting and finance.

      James T. Johnston, 59, Director.

      Mr. Johnston joined our Board in order to fill the vacancy created by the resignation of Steve Berry. Mr. Johnston is, and has been, a licensed pilot for Canadian Airlines for 34 years and an airline Captain for 28 years. Mr. Johnston has been active in representing the airline pilot's union in a number of capacities and has been involved in several high-level contract negotiations.

Item 6. Executive Compensation.

      Steven M. Berry became Chief Executive Officer and Chief Operating Office in January of 1999 and received an annual salary of $120,000. Mr. Berry had previously rendered consulting services to the Company prior to his formal installation as Chief Executive Officer and President. In connection with his agreement to become Chief Executive Officer, Mr. Berry was awarded 400,000 pre-split, or 600,000 post-split shares which have been cancelled.

      Prior to that time, Carl Whitehead exercised primary executive responsibilities and in 1999 and 1998 he received $57,000 and $27,200 in cash compensation. Neither Mr. Whitehead nor any other executive officer received cash compensation in excess of $100,000 for the years 1997 and 1998.

      For the years 1999 and 1998, Mr. Sendoh received cash compensation of $81,500 and $29,701

      Mr. Robert Sendoh currently serves as Chief Executive Officer of the CyPost for an annual salary of $82,759.

      All directors currently serve without pay.

Item 7. Certain Relationships and Related Transactions.

      On September 17, 1997 CyPost purchased all of the shares of ePost Canada Inc. In return for such purchase, CyPost issued a total of 2,000,000 pre-split, or 3,000,000 post-split shares to the following individuals: Robert Sendoh 1,020,000 pre-split (1,530,000 post-split) shares; Carl Whitehead 600,000 pre-split (900,000 post-split) shares; William Kaleta 200,000 pre-split (300,000 post-split) shares; and Chiyoko Asanuma 180,000 pre-split (270,000 post-split shares). There were no other outstanding shares at the time, and therefore, as a result Mr. Sendoh became a 51% stockholder, Mr. Whitehead became a 30% stockholder, Mr. Kaleta became a 10% stockholder and Mr. Asanuma became a 9% stockholder of CyPost.

      On October 29, 1998, CyPost acquired all of the issued and outstanding capital stock of Communications Exchange Management, a Canadian corporation. CyPost issued 4,180,000 pre-split, or 6,270,000 post-split, shares to the following individuals:Robert Sendoh 480,000 pre-split (720,000 post-split) shares; Carl Whitehead 900,000 pre-split (1,350,000 post-split) shares; William
T. Kaleta 1,300,000 pre-split (1,950,000) post-split shares, and Kelly Shane Montalban 1,500,000 pre-split (2,250,000) post-split shares. These shares were issued in proportion to the recipient's proportional share ownership in Mushroom Innovations. At the time of this transaction, Mr. Sendoh and Mr. Whitehead were directors of CyPost and Mr. Kaleta was an officer of CyPost. Further information relating to these transactions can be found in the footnotes to the Consolidated Financial Statements of CyPost under the caption "Issuance of Common Stock".

      CyPost has secured financing through its issuance of certain 8 % Demand Notes payable to Blue Heron Venture Capital Fund Ltd. ("Blue Heron"), a corporation in which Kelly Shane Montalban is deemed to have an "indirect pecuniary" interest as a result of Mr. Montalban's status as investment adviser for Blue Heron. The Demand Notes are unsecured and are convertible into common stock at such terms as may be agreed upon by the holder and the obligor. Between May and June of 1999, at a time when CyPost had virtually no operating revenues, it obtained $1 Million in financing through issuance of these Demand Notes. These Demand Notes were later converted into common shares with $ 1 Million of principal and associated accrued interest being converted at a price of $1 per share. Between July and November of 1999, the Company executed various further demand notes with similar terms and in November 1999, an aggregate principal amount of $3 Million together with associated accrued interest was converted at a price of $1 per share. Each borrowing and the execution of the associated Demand Note was approved by a disinterested majority of Directors.

      The Company has had preliminary discussions with a number of possible funding sources which have not led to any agreement on either committed, or uncommitted, terms of financing. The Company believes that the terms of its Blue Heron financing are at least as favorable as it could have negotiated with unaffiliated third parties. The Company will continue to search for additional sources of financing.

Item 8. Description of Securities.

      Common Stock

      The Issuer is authorized to issue up to 30,000,000 shares of Common Stock, par value US$0.001 per share, of which 20,353,538 shares have been issued as of date hereof. On September 24, 1999, the Company filed an Amended and Restated Certificate of Incorporation with the Delaware Secretary of State pursuant to which it effectuated a 3:2 "forward" stock split by which, for example, 100 previously outstanding shares were converted into 150 post-split shares. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably, dividends when, as, and if declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution, or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding Common Stock is validly authorized and issued, fully paid, and nonassessable.

      Preferred Stock

      Under the Company's Certificate of Incorporation, the Board of Directors of the Company is authorized to designate, and cause the Company to issue, up to Five Million (5,000,000) shares of preferred stock of any class or series, having such rights, preferences, powers and limitations as the Board shall determine. This form of preferred stock is often referred to as "blank check" preferred stock and the Board could, therefore, in the future authorize and cause the Company to issue up to 5,000,000 shares of preferred stock of one or more series or classes, having rights, preferences and powers senior to those of the Common Stock, including the right to receive dividends and/or preferences upon liquidation, dissolution or winding-up of the Company in excess of, or prior to, the rights of the holders of the Common Stock. This could have the effect of materially impairing the rights of the holders of the Common Stock to receive such dividends or preferential payments and/or of reducing, or eliminating, the amounts that would otherwise have been available for payment to the holders of the Common Stock. In addition, such preferred stock might feature a conversion feature which might have the effect of diluting the per cent ownership of common stock holders at the time when a conversion occurs. Such features, together with additional features such as an "equal payment" provision for takeovers could have the effect of preventing a change in control.

      The Company has not, to date, issued or authorized any shares of preferred stock or authorized the creation of any class or series of preferred stock.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters.

      1. (a) The Issuer's Common Stock is listed on the National Association of Securities Dealers, Inc. Electronic Bulletin Board under the trading symbol of "POST". The Common Stock became listed on September 21, 1998.

      Prior to that  time,  there has been no  trading  in the  Issuer's  Common
Stock.

      Accordingly, the high and low bid prices for the Issuer's Common Stock for each quarter since its date of listing, as reported by National Quotation Bureau, LLC, are as follows:

               QUARTER              HIGH BID PRICE      LOW BID PRICE
               -------              --------------      -------------

          1999 Q4 (10/01 - 12/31)     $6.50              $3.00

          1999 Q3 (7/1-9/30)          $8.25              $3.00

          1999 Q2 (4/1 -6/30)         $3.00              $1.78

          1999 Q1 (01/01 - 03/31)     $1.78              $0.83

          1998 Q4 (10/01 - 12/31)     $0.89              $0.05


            These  quotations  reflect  inter-dealer   prices,   without  retail
            mark-up, mark-down or commission, and may not represent actual transactions.

      (b) The approximate number of record holders of the Issuer's Common Stock according to its transfer agent is 74. Included in this number are shares held by Cede & Co., the nominee for Depository Trust Company, a stock clearing house for financial institutions. The Issuer has not contacted stock brokerage firms shown on the Issuer's stock transfer records to determine the number of beneficial holders whose stock is held in "street name", or the name of the brokerage house with which a shareholder's account is maintained.

      (c) The Issuer has not paid any cash dividends on its Common Stock, nor does it intend to do so in the foreseeable future. Under the General Corporation Law of the State of Delaware, the Issuer may only pay dividends out of capital and surplus, or out of certain delineated retained earnings, all as defined in the General Corporation Law. There can be no assurance that the Issuer will have such funds legally available for the payment of dividends in the event that the Issuer should decide to do so.

      (d) On June 30, 1999, the Company issued 6,570 pre-split, or 9,855 post-split shares of its common stock to the former owners of InTouch.Internet, Inc. as partial payment for the Company's acquisition of that company. These shares were issued under the Section 4(2) exemption for transactions by an issuer not involving a public offering under the Securities Act.

      On August 13, 1999, the Company issued 1,000,000 pre-split, or 1,500,000 post-split, shares of its common stock to Blue Heron Venture Fund Ltd ("Blue Heron") pursuant to Regulation S under the Securities Act. No underwriting commissions, fees, or discounts were paid in connection therewith.

      On September 29, 1999, the Company agreed to issue 219,000 post split shares of its common stock to the former owners of NetRover, Inc. The shares issued in the Net Rover transaction were disclosed in the 8-K Report filed by the Company on October 2, 1999. The shares issued in the Net Rover acquisition were issued pursuant to the Section 4(2) Securities Act statutory exemption for transactions by an issuer not involving a public offering.

      On October 26, 1999, the Company issued 147,985 shares of its common stock to the former owners of Connect Northwest Internet Services LLC as partial payment for the Company's acquisition of that entity. These shares were issued under the Section 4(2) Securities Act exemption for transactions by an issuer not involving a public offering.

      On November 4, 1999 the Company issued 3,000,000 shares of its common stock to Blue Heron in consideration of which Blue Heron cancelled indebtedness owing from the Company in the aggregate principal amount of $3,000,000 together with accrued interest. These shares were issued directly to Blue Heron pursuant to Regulation S under the Securities Act and no underwriting commissions, fees or discounts were paid in connection therewith.

            On November 9, 1999, the Company issued 20,140 shares of its common stock to the former owners of Internet Arena, Inc. as partial payment for the Company's acquisition of that entity. These shares were issued under the Section 4(2) Securities Act exemption for transactions by an issuer not involving a public offering.

Item 2. Legal Proceedings.

      On June 11, 1999, Canada Post Corporation filed a Statement of Claim in the Federal Court of Canada in which it sought injunctive and unspecified monetary relief for the allegedly "improper use by the Company of certain marks and names which contain the component "post". On October 18, 1999, the Company filed its Defence and Counterclaim. In a motion heard November 24, 1999, Canada Post Corporation challenged certain parts of the Counterclaim and the Federal Court reserved judgment. There has been no pre-trial discovery and no trial date has been set.

      On May 25, 1999, the Company filed a statement of Claim in the BC Court seeking a declaration that the public notice of Canada Post Corporation's adoption and use of CYBERPOSTE and CYBERPOST on November 18, 1998 and December 9, 1998 respectively, did not affect the Company's use of CYPOST and EPOST as trade-marks and trade-names prior to said dates. The Company sought summary judgment for such a declaration and on September 14, 1999, the BC Court rejected summary judgment on the basis that no right of the Company was being infringed and that a trial of the issues was more appropriate. The rejection is pending appeal. There has been no pre-trial discovery (except to the extent that some was done as part of the summary judgment application) and no trial date has been set.

      On or about April 13, 2000, Steven Berry, the former CEO of CyPost brought an action in the civil court of the State of New York, New York County
(Manhattan). The suit alleges claims of conversion, fraud, wrongful cancellation, breach of contract and breach of fiduciary duty and names CyPost and Continental Stock Transfer & Trust Company as defendants, and seeks damages of $3 Million per claim. It also sought injunctive relief via an Order to Show Cause which has been denied by the court. The suit arises out of the Company's cancellation of stock awarded to Mr. Berry in contemplation, and upon the condition, of his remaining in the employ of the Company. Mr. Berry resigned from the Company on January 17, 2000 citing personal reasons for his departure. The Company believes his claims to be without merit and intends to contest them vigorously.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

      None. As disclosed in the 8-K filed on October 19, 1999, CyPost has engaged Arthur Andersen LLC, a "Big Five" accounting firm with multinational accounting capability to act as its auditor.

Item 4. Recent Sales of Unregistered Securities.

      Pursuant to an Acquisition Agreement dated September 17, 1997, the Company issued, in a related party transaction, 2,000,000 pre-split or 3,000,000 post-split shares of common stock to Mushroom Innovations, Inc.in consideration for all of the issued and outstanding shares of common stock of Mushroom Innovation Inc.'s wholly owned subsidiary, ePost Canada.

      The shares of common stock were valued at $.001 per share, on a pre-split basis, for an aggregate consideration of $2,000.These shares were issued under the Section 4(2) exemption for transactions by an issuer not involving a public offering under the Securities Act of 1933, as amended (the "Securities Act").

      Pursuant to a Rule 506 under Regulation D, the Company offered on October 27, 1997, 2,000,000 Units at $0.05 per Unit consisting of a share of Common Stock and a Warrant exercisable for one share of Common Stock at an exercise price of $0.45 per share which was later reduced to $0.40 per share. The Company sold an aggregate 400,000 pre-split, or 600,000 post-split, shares of common stock for an aggregate consideration of $20,000. For the period of January through April 30, 1998, the Company sold an additional 1,600,000 Units in the same 506 offering consisting of 1,600,00 pre-split, or 2,400,000 post-split shares for an aggregate additional consideration of $80,000 less offering expense of $20,000 with net proceeds to the Company of $80,000 for the total offering. The warrants were exercisable for one year after issuance and were redeemable for $0.10 per warrant.

      Pursuant to an exempted offering under Rule 504 of Regulation D, the Company offered on March 26, 1998, 38,000 pre-split, or 57,000 post-split, shares of common stock at $0.50 per share. As of April 30, 1998, the Company sold an aggregate 38,000 shares of common stock for an aggregate consideration of $19,000 in an exempted transaction under Rule 504.

      On April 30, 1998, the Company issued 15,000 pre-split, or 22,500 post-split, shares of common stock pursuant to Rule 504 of Regulation D to Kaplan Gottbetter & Levenson, LLP in consideration for $7,500 in legal fees valued at $0.50 per share.

      On October 29, 1998, the Company issued 4,180,000 pre-split, or 6,270,000 post-split shares of common stock in a related party transaction to Mushroom Innovations, Inc. for the acquisition of Communication Exchange Management, Inc. ("CEM"), a British Columbia corporation. These shares were issued under the
Section 4(2) exemption for transactions by an issuer not involving a public offering under the Securities Act.

      For the year ended December 31, 1998, the Company issued 610,000 pre-split, or 915,000 post-split shares of common stock through warrant exercise from the Rule 506 offering above at $0.27 per share for an aggregate consideration of $244,000.

      For the year ended December 31, 1999, the Company issued 1,390,000 pre-split, or 2,085,000 post-split shares of common stock through warrant exercise from the Rule 506 offering above.

      On June 30, 1999, the Company issued 6,570 pre-split, or 9,855 post- split shares of its common stock to the former owners of InTouch.Internet, Inc. as partial payment for the Company's acquisition of that company. These shares were issued under the Section 4(2) exemption for transactions by an issuer not involving a public offering under the Securities Act.

      On August 13, 1999, the Company issued 1,000,000 pre-split, or 1,500,000 post-split, shares of its common stock to Blue Heron Venture Fund Ltd ("Blue Heron") pursuant to Regulation S under the Securities Act. No underwriting commissions, fees, or discounts were paid in connection therewith.

      On September 29, 1999, the Company agreed to issue 219,000 shares of its common stock to the former owners of NetRover, Inc. The shares issued in the Net Rover transaction were disclosed in the 8-K Report filed by the Company on October 2, 1999. The shares issued in the Net Rover acquisition were issued pursuant to the Section 4(2) Securities Act statutory exemption for transactions by an issuer not involving a public offering.

      On October 26, 1999, the Company issued 147,985 shares of its common stock to the former owners of Connect Northwest Internet Services LLC as partial payment for the Company's acquisition of the assets of the business of Connect Northwest. These shares were issued under the Section 4(2) Securities Act exemption for transactions by an issuer not involving a public offering.

      On November 4, 1999 the Company issued 3,000,000 shares of its common stock to Blue Heron in consideration of which Blue Heron cancelled indebtedness owing from the Company in the aggregate principal amount of $3,000,000 together with accrued interest. These shares were issued directly to Blue Heron pursuant to Regulation S under the Securities Act and no underwriting commissions, fees or discounts were paid in connection therewith.

      On November 9, 1999, the Company issued 20,140 shares of its common stock to the former owners of Internet Arena,Inc. as partial payment for the Company's acquisition of the assets of the business of Internet Arena. These shares were issued under the Section 4(2) Securities Act exemption for transactions by an issuer not involving a public offering.

Item 5. Indemnification of Directors and Officers.

      The Issuer's Certificate and By-laws contain provisions eliminating the personal liability of a director to the Issuer and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for the Company. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Securities and Exchange Commission (the"Commission") has taken the position that the provision will have no effect on claims arising under the federal securities laws.

      In addition, the Certificate and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Delaware General Corporation Law.

                                    PART F/S

      Registrant's Consolidated Financial Statements as of December 31,1998 and for the period from September 5, 1997 (inception) to December 31, 1998, and the independent auditor's report of Thomas P. Monahan, independent certified public accountant, with respect thereto, appear on pages F1 to F15 of this Form 10-SB.

      Registrant's Consolidated unaudited Financial Statements and related footnotes for the 9 months and 3 months ending September 30, 1999 and September 30, 1998, appear on pages F16 to F25 .

      Audited Financial Statements for ePost Innovations, Inc., a predecessor corporation as of August 31, 1997, and for the period from February 11, 1997 (inception) to August 31, 1998, and the independent auditor's report of Thomas
P. Monahan, independent certified public accountant, with respect thereto, appear on pages F26 to F35 of this Form 10-SB.

      Audited Financial Statements for Communication Exchange Management, Inc., a predecessor corporation as of December 31, 1997, and for the period from March 18, 1997 (inception) to June 30, 1998, and the independent auditor's report of Thomas P. Monahan, independent certified public accountant, with respect thereto, appear on pages F36 to F45 of this Form 10-SB.

      Audited Financial Statements for Connect Northwest, LLC as of December 31, 1998, and for the year ending December 31, 1997 and December 31, 1998, interim period September 30, 1999, and the independent auditor's report of Thomas P. Monahan, independent certified public accountant, with respect thereto, and related pro forma financial statements appear on pages F46 to F55 of this Form 10-SB.

      Audited Financial Statements for Intouch.Internet Inc. as of January 31, 1999 and 1998, and for the years ending January 31, 1999 and 1998, also interim period June 30, 1999, and the independent auditor's report of Robison, Hill & Co., independent certified public accountants, with respect thereto, appear on pages F56 to F69 of this Form 10-SB.

      Audited Financial Statements for Internet Arena, Inc. as of December 31, 1998 and 1997, and for the years ending December 31, 1998 and 1997, also interim period September 30, 1999, and the independent auditor's report of Robison, Hill & Co., independent certified public accountants, with respect thereto, appear on pages F70 to F81 of this Form 10-SB.

      Audited Financial Statements for NetRover, Inc. as of July 31, 1999 and 1998, and for the years ending July 31, 1999 and 1998, also interim period September 30, 1999, and the independent auditor's report of Robison, Hill & Co., independent certified public accountants, with respect thereto, appear on pages F82 to F95 of this Form 10-SB.

      Audited Financial Statements for Hermes Net Solutions, Inc. as of February 28, 1999, and for the year ending February 28, 1999 and 1998, also interim period June 30, 1999, and the independent auditor's report of Thomas P. Monahan, independent certified public accountant, with respect thereto, appear on pages F96 to F106 of this Form 10-SB.

      Unaudited Pro forma condensed combined fiancial statements as of June 30, 1999, and for the year ending December 31, 1999, appear on pages F107 to F111 of this Form 10-SB.

                                    PART III

Item 1. Index to Exhibits.

Exhibit No.           Description
-----------           -----------

2     Certificate of Incorporation of Registrant (previously filed)

2.1 Certificate of Amendment to Certificate of Incorporation of Registrant (previously filed)

2.2   Amended and Restated Certificate of Incorporation) (previously filed)

2.3   ByLaws (previously filed)

6.1 Preferred Supplier Agreement with Canadian Bar Association (previously filed)

6.2   Lease re: CyPost headquarters (previously filed)

8.1 Acquisition Agreement dated as of September 17, 1997 between the Issuer and ePost Canada (previously filed)

8.2 Share Purchase Agreement dated as of October 29,1998 between the Issuer and Mushroom Innovations,Inc.(previously filed)

8.3 Share Purchase Agreement dated as of June 30, 1999 regarding acquisition of Hermes Net Solutions Inc. shares (previously filed)

8.4 Share Purchase Agreement dated as of June 30, 1999 regarding acquisition of InTouch.Internet Inc. shares (Exhibits will be submitted upon request)

8.5 Share Purchase Agreement dated as of October 4, 1999 regarding the acquisition of NetRover, Inc. and Net Rover Office, Inc. (incorporated by reference from 8-K filed 10/12/99)

8.6 Asset Purchase Agreement dated as of October 26, 1999 regarding the acquisition of Connect Northwest, LLC (incorporated by reference from 8-K filed 11/12/99)

8.7 Asset Purchase Agreement dated as of November , 1999 regarding acquisition of Internet Arena, Inc. (previously filed)

8.8   Acquistion Agreement regarding capital stock of Playa Corporation.

10    Consent of Thomas P. Monahan, Certified Public Accountant

21    List of Subsidiaries (previously filed)

27    Financial Statement Schedule

                                   SIGNATURES

           In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CYPOST CORPORATION

      Date: April 14, 2000             By: /s/ Robert Sendoh
                                          ----------------------------
                                             Robert Sendoh
                                             Chief Executive Officer

                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775

To The Board of Directors and Shareholders of Cypost Corporation ( a development stage company)

      I have audited the accompanying consolidated balance sheet of Cypost Corporation ( a development stage company) as of December 31, 1998 and the related consolidated statements of operations, cash flows and shareholders' equity for period from inception, September 5, 1997, to December 31, 1997 and for the year ended December 31, 1998 and for period from inception, September 5, 1997, to December 31, 1998. These consolidated financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

      I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

      In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cypost Corporation ( a development stage company) as of December 31, 1998 and the related consolidated statements of operations, cash flows and shareholders' equity for period from inception, September 5, 1997, to December 31, 1997, for the year ended December 31, 1998 and for period from inception, September 5, 1997, to December 31, 1998 in conformity with generally accepted accounting principles.

      The accompanying consolidated financial statements have been prepared assuming that Cypost Corporation ( a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since inception and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of Cypost Corporation (a development stage company) to continue as a going concern.

Thomas P. Monahan, CPA
March 12, 1999
Paterson, New Jersey

                               CYPOST CORPORATION
                          (a development stage company)
                           CONSOLIDATED BALANCE SHEET
                                December 31, 1998

                      Assets

Current assets

  Cash                                                             $ 47,212
  Prepaid expenses                                                   27,998
                                                                   --------
  Total current assets                                               75,210

Capital assets                                                       22,330

Other assets

  License agreement                                                   4,180
  Organization expense                                                  477
  Security deposit                                                   24,000
                                                                   --------
  Total other assets                                                 28,657
                                                                   --------
Total assets                                                       $126,197
                                                                   ========

               Liabilities and stockholders equity

Current liabilities
  Accounts payable and accrued expenses                            $ 11,090
                                                                   --------
  Total liabilities                                                  11,090
Stockholders equity
  Preferred stock- $.001 par value authorized
 5,000,000 shares The number of
shares outstanding at December 31, 1998 was -0-

Common stock-$.001 par value, authorized
 20,000,000 shares. The number of shares
 outstanding at December 31, 1998 was
 8,843,000                                                            8,843
Additional paid in capital                                          347,837
Accumulated deficit during development stage                       (275,539)
Currency translation adjustment                                      33,966
                                                                   --------
Total stockholders equity                                           115,107
                                                                   --------
Total liabilities and stockholders equity                          $126,197
                                                                   ========

                               CYPOST CORPORATION
                          (a development stage company)
                      CONSOLIDATED STATEMENT OF OPERATIONS


                                   For the period              For the period
                                   from inception      For the  from inception
                                   September 5, to   year ended   September 5,
                                    December 31,     December 31,    1997,to
                                        1997             1998     December 31,
                                                                      1998
                                  ---------------   -----------  ------------

Cost of goods sold                         -0-               -0-            -0-
                                      --------       -----------  -----------

Gross profit                               -0-               -0-            -0-

Operations:
 General and administration                -0-           177,469        177,469
 Non cash legal fees
  Paid with shares of stock                                7,500          7,500
 Research and development                                 86,260         86,260
 Depreciation and amortization             -0-             6,233          6,233
                                      --------       -----------    -----------
total operating expense                    -0-           277,462        277,462

Loss from operations                       -0-          (277,462)     (277,462)

Other income

 Gain on sale of assets                                    1,923         1,923
                                                     -----------   -----------
Total other income                                         1,923         1,923

Net Profit (Loss) from operations     $    -0-       $  (275,539)    $(275,539)
                                      ========       ===========    ===========

Net income per share-
 Basic and Diluted                    $    -0-       $     (0.06)  $     (0.07)
                                      ========       ===========    ===========

Weighted average
number of shares

outstanding Basic and Diluted          583,333         4,331,999      3,870,580
                                      ========       ===========    ===========

                               CYPOST CORPORATION
                          (a development stage company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS



                                    For the period              For the period
                                    from inception      For the  from inception
                                    September 5, to   year ended  September 5,
                                     December 31,     December 31, 1997,to
                                         1997             1998   December 31,
                                                                     1998
                                    ---------------   --------- ---------------
CASH FLOWS FROM OPERATING
ACTIVITIES

 Net profit (loss)                    $     -0-       $(275,539)     $(275,539)
 Non cash compensation-legal fees                         7,500          7,500
 Depreciation and

amortization                                -0-           6,233          6,233
 Currency translation adjustment                         33,966         33,966
 Software costs expense paid with
   shares of common stock                                 2,000          2,000
 Prepaid expenses                                       (27,998)       (27,998)
 Accounts payable and
 accrued expenses                         1,965           9,125         11,090
                                      ---------       ---------      ---------
TOTAL CASH FLOWS FROM
 OPERATIONS                               1,965        (242,713)     (242,748)

CASH FLOWS FROM FINANCING
ACTIVITIES
 Sale of stock-net of
 offering costs                          20,000         323,000       343,000
                                      ---------       ---------     ---------
TOTAL CASH FLOWS
FROM FINANCING                           20,000         323,000       343,000
ACTIVITIES

CASH FLOWS FROM INVESTING
ACTIVITIES

 Security deposit                                       (24,000)     (24,000)
 Capital asset purchases                   (852)        (27,711)     (28,563)
  Organization expense                                     (477)        (477)
 Capitalized software cost              (16,878)         16,878
                                      ---------       ---------    ---------
TOTAL CASH FLOWS
 FROM INVESTING                         (17,730)        (35,310)    (53,040)
ACTIVITIES

NET INCREASE
(DECREASE) IN CASH                        4,235          42,977      47,212
CASH BALANCE
BEGINNING OF PERIOD                         -0-           4,235        -0-
                                      ---------       ---------   ---------
CASH BALANCE END
 OF PERIOD                            $   4,235       $  47,212  $  47,212
                                      =========       =========  =========

                 See accompanying notes to financial statements

                               CYPOST CORPORATION
                          (a development stage company)
                  CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY



                                       Additional    Deficit    Currency
             Preferred Common  Common    paid in    accumulated  translation
Date         Stock     Stock    stock    capital     during    Adjustment Total
                                                    development
                                                       stage
-------------           ---------  --------- ------- ---------- --------- ------

09-17-1997(1)        2,000,000   $2,000                                   $2,000
12-31-1997(2)          400,000      400    19,600                         20,000
                      ---------   ------    ------  ------       -------- ------
-
12-31-1997           2,400,000   $2,400    19,600    $-0-         $-0-   $22,000

03-31-1998(2)        1,600,000    1,600    78,400                         80,000
04-30-1998(3)           38,000       38    18,962                         19,000
04-30-1998(4)           15,000       15     7,485                          7,500
04-30-1998(5)                            (20,000)                       (20,000)
10-29-1998(6)        4,180,000    4,180                                    4,180
12-31-1998(7)          610,000      610   243,390                        244,000
12-31-1998                                                       33,966   33,966
12-31-1998             Net loss                     (275,539)
(275,539)
                      ---------    -----  ---------  ---------  -------- -------

12-31-1998   $-0-    8,843,000   $8,843 $ 347,837  $(275,539)   $33,966 $115,107


(1) Issuance of shares of common stock for acquisition of ePOST Innovations, Inc. at $.001 per share.
(2) Sale of shares of common stock pursuant to Rule 504 at $.05 per Unit. One share and one warrant for the purchase of one share of common stock per Unit.
(3)   Sale of shares of common stock pursuant to Rule 504 at $0.50 per share.
(4) Sale of common shares pursuant to Rule 504 in consideration for $7,500 in legal fees valued at $0.50 per share.
(5)   Write off of offering expenses
(6) Issuance of shares for acquisition at $0.001 per share (7) Sale of shares pursuant to warrant exercise at $0.40 per share.

CYPOST CORPORATION
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 1998

      a. Creation of the Company and Issuance of Common Stock

      Cypost Corporation (the "Company") was formed on September 5, 1997 under the laws of the State of Delaware with an authorized capitalization of 20,000,000 shares of common stock, $.001 par value per share and 5,000,000 shares of preferred stock, $.001 par value per share.

      b. Description of the Company

      The Company develops and markets Internet privacy and protection systems. CyPost specializes in making state-of-the-art encryption solutions accessible for both business and personal use. CyPost's flagship product, Navaho Lock HYPERLINK http://www.navaholock.com www.navaholock.com, is an easy to use application using strong encryption. Navaho Lock permits both individual and business clients to keep their electronic information, whether stored on a personal computer, used on a network, or sent across the Internet, completely private and protected.

      c. Issuance of Capital Stock

      Pursuant to an acquisition agreement dated September 17, 1997, the Company issued, in a related party transaction, 2,000,000 shares of common stock to Mushroom Innovations, Inc. ("Mushroom"), a British Columbia corporation in consideration for all of the issued and outstanding shares of common stock of Mushroom's wholly owned subsidiary ePOST Innovations, Inc. ("ePost Canada"), a corporation formed under the laws of British Columbia. The shares of common stock were valued at $.001 per share for an aggregate consideration of $2,000.

      Pursuant to a private placement under Regulation D, the Company offered on October 27, 1997, 2,000,000 Units at $0.05 per Unit. As of December 31, 1997, through the sale of these Units, the Company sold an aggregate 400,000 shares of common stock for an aggregate consideration of $20,000. For the period of January through April 30, 1998, the Company sold an additional 1,600,000 Units for an aggregate additional consideration of $80,000 less offering expense of $20,000 with net proceeds to the Company of $80,000 for the total offering.

      Pursuant to a private placement pursuant to Rule 504 of Regulation D, the Company offered on March 26, 1998, 38,000 shares of common stock at $0.50 per share. As of April 30, 1998, the Company sold an aggregate 38,000 shares of common stock for an aggregate consideration of $19,000. On April 30, 1998, the Company sold 15,000 shares of common stock pursuant to Rule 504 of Regulation D to Kaplan Gottbetter and Levenson, LLP. in consideration for $7,500 in legal fees not related to the offering valued at $0.50 per share.

      On September 18, 1998, the Company issued 4,180,000 shares of common stock, valued at $0.001 or $4,180

      For the year ended December 31, 1998, the Company issued 610,000 shares of common stock through warrants exercise at $0.40 per share for an aggregate consideration of $244,000.

Note 2-Summary of Significant Accounting Policies

      a. Basis of Financial Statement Presentation

      The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $261,573 for the period from inception September 5, 1997, to December 31, 1998.

These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company is anticipating that with the completion of the exercise of the balance of the outstanding warrants and with the resulting increase in working capital, the Company will be able to continue to develop the Company's software and experience an increase in sales. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing its software, initiating marketing penetration and signing distributors to software contracts. The Company plans to engage in such ongoing financing efforts on a continuing basis.

      The consolidated financial statements presented consist of the consolidated balance sheet of the Company as at December 31, 1998 and the related consolidated statements of operations, stockholders equity and cash flows for the years ending December 31, 1997 and 1998.

      b. Cash and cash equivalents

      The Company treats temporary investments with a maturity of less than three months as cash.

      c. Property and Equipment

      Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight line methods over a period of five years. Maintenance and repairs are charged against operations and betterment's are capitalized.

      d. Earnings per share

      Net income (loss) per share has been computed in accordance with SFAS 128. Basic net income (loss) per share is computed using the weighted average common shares outstanding during the period. Diluted net income per share is computed using the weighted average common shares and common equivalent shares outstanding during the period. The effect of potential common shares such as warrants have not been included in the computation of diluted earnings per share as they would be antidilutive. At December 31, 1998, there were an aggregate of 1,390,000 warrants outstanding.

      Shares used in calculating basic and diluted net income per share were as follows:

                       December 31,     December 31,
                          1997               1998
                       -----------------------------

                         583,333          4,331,999
                       =============================

      e. Revenue recognition

      Revenue from product licenses is generally recognized when a customer purchase order has been received, a license agreement has been delivered, the software or system has been shipped (or software has been electronically delivered), remaining obligations are insignificant, and collection of the resulting account receivable is probable. Maintenance revenue for providing product updates and customer support is deferred and recognized ratably over the service period. For subscription sales that have the maintenance fee included with the licensing fee, maintenance revenue is derived based upon the amount charged for such services when they are sold separately. Revenue from hardware products is recognized upon shipment subject to a reserve for returns. Revenues on rental units under operating leases and service agreements are recognized ratably over the term of the rental or service period.

      Revenue generated from products sold through traditional channels where the right of return exists is reduced by reserves for estimated sales returns. Such reserves are based on estimates developed by management. As unsold products in these distribution channels are exposed to rapid changes in consumer preferences or technological obsolescence due to new operating environments, product updates or competing products, it is reasonably possible that these estimates will change in the near term.

      f. Advertising, Selling and Marketing Costs

      Advertising, Selling and Marketing costs, are expensed as incurred and for the period from inception, September 5, 1997, to December 31, 1997 was $-0-; for the year ended December 31, 1998 was $-0-.

      g. Software Development

      The Company develops and tests software code to produce software masters which becomes the core products sold to customers. The Company also purchases and licenses software code contractually to include with the software masters. The cost of software developed, licensed, and purchased for inclusion with the software masters are capitalized and amortized to direct costs using the straight line method over the products' estimated useful lives, which is typically two years. Periodic royalty fees for license software are expensed in the related period.

      The costs to establish the technological feasibility of software products, including the designing, coding and testing activities that are necessary to establish that a software product is both feasible and can be produced, are treated as research and development costs and are expensed as incurred. Research and development costs for the year ended December 31, 1998, $16,878.

      h. Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      i. Foreign Currency Translation

      The functional currency of the Company is U.S. dollars. Balance sheet accounts of international self-sustaining subsidiaries, principally Canadian, are translated at the current exchange rate as of the balance sheet date. Income statement items are translated at average exchange rates during the period. The resulting translation adjustment is recorded as a separate component of shareholders' equity.

      j. Significant Concentration of Credit Risk

      At December 31, 1998, the Company has concentrated its credit risk by Maintaining deposits in several banks. The maximum loss that could have resulted from this risk totaled $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

      k. Accounting for the Costs of Computer Software Developed or Obtained for Internal Use

      In March, 1998, the American Institute of Certified Public Accountants issued Statements of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The implementation of SOP 98-1 does not have a material impact on the Company's financial position or results of operations. Computer software costs that are incurred in the preliminary project stage are expensed as incurred to direct costs. Once the capitalization criteria of the SOP have been met, costs incurred when developing computer software for internal are capitalized. No software development costs have been capitalized by the Company to date.

      l. Recent Accounting Standards

      Accounting for Derivative Instruments and Hedging Activities

      Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued in June 1998. It is effective for all fiscal years beginning after January 1, 1999. The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity.

      m. Stock-based compensation:

      The  Financial   Accounting   Standards  Board  has  issued  SFAS  No.123,
"Accounting  for  Stock-Based  Compensation",  which  encourages,  but  does not require, companies to record compensation cost for stock-based employee compensation under a fair value based method. The Company has elected to continue to account for its stock-based employee compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No.25 ("APB No.25"), "Accounting for Stock Issued to Employees" and disclose the pro forma effects on net loss and loss per share basic and diluted had the fair value of such compensation been expensed. Under the provisions of APB No.25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the stock.

Note 3 - Private Placements

       a. Sale of Units

      The Company offered for sale to persons who qualified as "accredited investors" as defined under Regulation D promulgated by the Securities and Exchange Commission 2,000,000 Units at $0.05 per Unit. Each Unit consists of one shares of the Company's common stock and one warrant to purchase one share of common stock at $0.40 per share. Each warrant may be exercised at any time from time to time after issuance and on or prior to May 11, 1999. The Company, at its option, may redeem the warrants upon 30 days prior written notice in cash for the sum of $0.10 per warrant.

      The  Company  sold  through  a  private  placement   2,000,000  Units  for
anaggregate consideration of $100,000 less offering expenses of $20,000.

      As of April 30, 1998, the Board of Directors of the Company amendedthe offering to reduce the warrant exercise price to $0.40 per share of commonstock from $.45.

      As of December 31, 1998, the Company has sold 610,000 shares respectively of common stock through the exercise of 610,000 warrants respectively for an aggregate consideration of $244,000.

      As of December 31, 1998, the Company has reserved 1,390,000 shares of common stock pending the conversion of warrants into shares of common stock.

      b. Sale of Common Shares

      Pursuant to a private placement which was intended to be effected under an exemption from registration and to persons who qualify as "accredited investors" as defined under Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, the Company has sold an aggregate of 38,000 shares of common stock at $0.50 per share in consideration for $19,000.

Note 4 - Preferred Stock

      The Company is authorized to issue 5,000,000 shares of preferred stock, $.001 par value per share. The Board of Directors of the Company has the authority, without further action by the holders of the outstanding shares of common stock, to issue shares of preferred stock from time to time in one or more classes or series, to fix the number of shares constituting any class or series and the stated value, if different from the par value, and to fix the terms of any such series or class, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series. The designations, rights and preferences of any Shares of Preferred Stock would be set forth in a Certificate of Designation which would be filed with the Secretary of State of the State of Delaware. As of December 31, 1998, the number of shares of preferred stock outstanding is -0-.

Note 5 - Acquisitions

       a. Acquisition of ePOST Innovations, Inc.

      On  September  17,  1997,   the  Company   acquired   ePOST   Innovations,
Inc.("ePost"),   a  wholly-owned   subsidiary  of  Mushroom  Innovations,   Inc.
("Mushroom"). The Company and Mushroom have officers and directors in common.

      The Company issued 2,000,000 shares of common stock to Mushroom in conideration for all of the issued and outstanding shares of ePost. The shares of common stock were valued at $.001 per share for an aggregate consideration of $2,000. The Company acquired all the rights, title and interest to all the assets owned by ePost, and those assets consisted of proprietary knowledge of various computer software products under development by ePost.

      The transaction has been accounted for as a related party transfer and is accounted for using historic costs (as if the entities had always been together) with the recording of the net assets acquired at their historical book value. Operating results prior to the date of acquisition were not significant.

      The Company sold all the rights, title and interest to all the assets owned by the Company. Those assets consisted of proprietary knowledge of various computer software products under development by ePost Canada with an accumulated capitalized cost of $2,000.

      b. Acquisition of Communication Exchange Management, Inc.

      On September 18, 1998, the Company acquired Communication Exchange Management, Inc.("CEM") a wholly-owned subsidiary of Mushroom. The Company and Mushroom have officers and directors in common.

      The Company issued 4,180,000 shares of common stock to Mushroom in conideration for all of the issued and outstanding shares of CEM. The shares of common stock were valued at $.001 per share for an aggregate consideration of $4,180. The Company acquired all the rights, title and interest to all the assets owned by CEM, and those assets consisted of proprietary knowledge of various computer software products under development by ePost.

      The transaction has been accounted for as a related party transfer and is accounted for using historic costs (as if the entities had always been together) with the recording of the net assets acquired at their historical book value. Operating results prior to the date of acquisition were not significant.

      The Company sold all the rights, title and interest to all the assets owned by the Company. Those assets consisted of proprietary knowledge of various computer software products under development by CEM Canada with an accumulated capitalized cost of $4,180.

Note 6 - Capital Assets

Capital Assets consisted of the following at December 31, 1998

                             Office equipment                     $28,563
                             Accumulated depreciation               6,233
                                                                  -------
                             Balance                              $22,330

Note 7 - Related Party transactions

      a. Issuance of Shares of Capital Stock

      On September 17, 1997 CyPost purchased all of the shares of ePost Canada Inc. In return for such purchase, CyPost issued a total of 2,000,000 pre-split, or 3,000,000 post-split shares to the following individuals: Robert Sendoh 1,020,000 pre-split (1,530,000 post-split) shares; Carl Whitehead 600,000 pre-split (900,000 post-split) shares; William Kaleta 200,000 pre-split (300,000 post-split) shares; and Chiyoko Asanuma 180,000 pre-split (270,000 post-split shares). There were no other outstanding shares at the time, and therefore, as a result Mr. Sendoh became a 51% stockholder, Mr. Whitehead became a 30% stockholder, Mr. Kaleta became a 10% stockholder and Mr. Asanuma became a 9% shareholder of CyPost.

      On October 29, 1998, CyPost acquired all of the issued and outstanding capital stock of Communications Exchange Management, a Canadian corporation. CyPost issued 4,180,000 pre-split, or 6,270,000 post-split, shares to the following individuals:Robert Sendoh 480,000 pre-split (720,000 post-split) shares; Carl Whitehead 900,000 pre-split (1,350,000 post-split) shares; William
T. Kaleta 1,300,000 pre-split (1,950,000) post-split shares, and Kelly Shane Montalban 1,500,000 pre-split (2,250,000) post-split shares. These shares were issued in proportion to the recipient's proportional share ownership in Mushroom Innovations. At the time of this transaction, Mr. Sendoh and Mr. Whitehead were directors of CyPost and Mr. Kaleta was an officer of CyPost. Further information relating to these transactions can be found in the footnotes to the Consolidated Financial Statements of CyPost under the caption "Issuance of Common Stock".

      b. Transfer of Shares of Common Stock

      On September 18, 1998, Robert Sendoh and Carl Whitehead, as officers and directors of the Company, transferred an aggregate of 562,000 shares of common stock as follows: 400,000 shares to Steve Berry, 12,000 shares to Pezhman Sharifi and 150,000 shares to Miulet Technologies, Ltd. The transfer was in consideration and in lieu of the payment for an aggregate of $20,000 in services performed valued at $0.036 per share. The value of the shares was determined based upon the risk of the holding period and represents 1/2 the market price of the shares.

      c. Officer Compensation

      For the period from inception, September 5, 1997, to December 31, 1998, the Company has not paid any officer in excess of $100,000.

Note 8 - Income Taxes

      The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of December 31, 1998, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carryforward and was fully offset by a valuation allowance.

      At December 31, 1998, the Company has net operating loss carry forwards for income tax purposes of $241,573. This carryforward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carryforward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent. The components of the net deferred tax asset as of December 31, 1998 are as follows:

         Deferred tax asset:
                       Net operating loss carry forward           $    82,134
                       Valuation allowance                        $   (82,134)
                                                                      -------
                        Net deferred tax asset                    $        -0-

      The Company recognized no income tax benefit for the loss generated in the period from inception, September 5, 1997, to December 31, 1998. SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

Note 9 - Commitments and Contingencies

      a. Lease agreement for office space

      The Company has leased 408.1 square meters of office space from the Minister of Public Works and Government Services at #101-260 West Esplanade Street, North Vancouver, British Columbia at a rent of $2,609 per month for an annual rent of $31,305. The lease began on February 1, 1998 and will terminate on December 30, 1999. A security deposit of $2,609 was paid and a six month advance prepaid rental of $16,836.

      Rent expense for the period ending December 31, 1997 and for the year ended December 31, 1998 is $-0- and $27,168 respectively.

      Future minimum lease payments as at December 31, 1998 and 1999 is $31,305.

      b. Stock Warrants

      The Company has authorized 2,000,000 warrants to purchase an additional 2,000,000 shares of common stock as part of a private placement dated October 27, 1997. As of December 31, 1998, the number of warrants outstanding was 1,390,000. The Company has reserved that many shares of common stock at December 31, 1998.

      c. Software Development Contracts

      (1) The Company has entered into a one year employment agreement with Marian Miulet though its wholly owned subsidiary ePost Innovations, Inc. for the development of the Company proposed software products. The Company is required to pay an annual salary of $25,200 beginning February 1, 1998. For the year ending December 31, 1998, the Company has paid to Marian Miulet $32,834.

      (2) The Company has entered into an employment agreement with Bill Kaleta for a period of one year November 1, 1997 at a monthly fee of $1,800 for the development of the Company's computer software products.For the year ending December 31, 1998, the Company has paid Mr. Kaleta an aggregate of $36,549.

Note 11 - Non Cash Transactions

      For the year ending December 31, 1998, the Company issued 15,000 shares of common stock for an aggregate consideration of $7,500 or $.50 per share and includes software expense paid with shares of common stock aggregating $2,000 which was charged to research and development.

Note 12 - Development Stage Company

      The Company is considered to be a development stage company with little operating history. The Company is dependent upon the financial resources of the Company's management for its continued existence. The Company will also be dependent upon its ability to raise additional capital to complete is marketing program, acquire additional equipment, management talent, inventory and working capital to engage in profitable business activity. Since its organization, the Company's activities have been limited to determining the feasibility of the software products and beginning initial programming and product development and the conducting of marketing research, and the preparation of documentation and the sale of a private placement offering.

                               CYPOST CORPORATION
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

                                 (U.S. Dollars)



                                                      ASSETS

CURRENT ASSETS
    Cash                                                                                                  $   2,414,094
    Accounts receivable                                                                                         121,019
    Prepaid expenses                                                                                             49,144
    OTHER                                                                                                        97,204
                                                                                                          -------------

                                                                                                              2,681,461

PROPERTY AND EQUIPMENT, net                                                                                     148,156

GOODWILL AND OTHER INTANGIBLES                                                                                  751,208
                                                                                                          -------------

                                                                                                          $   3,580,825

                                       LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued liabilities                                                              $     351,106
    Loans

2,650,000

    DEFERRED REVENUE                                                                                             75,283
                                                                                                          -------------

                                                                                                              3,076,389

SHAREHOLDERS' EQUITY
    Share capital
       Authorized

          5,000,000 preferred stock with a par value of $.001
          30,000,000 common stock with a par value of $.001
       Issued and outstanding
          Nil preferred stock

          16,859,355 common stock                                                       $      16,859
    Additional paid in capital                                                              3,832,346
    Deficit                                                                                (3,364,269)
    CUMULATIVE TRANSLATION ADJUSTMENT                                                          19,500           504,436
                                                                                        -------------     -------------
                                                                                                          $   3,580,825

The accompanying notes are an integral part of this consolidated financial statement.

                               CYPOST CORPORATION
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
  FOR THE THREE MONTHS ENDED AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)
                                 (U.S. Dollars)

                                                            Three Months Ended                  Nine Months Ended
                                                               SEPTEMBER 30,                      SEPTEMBER 30,
                                                     -------------------------------    -------------------------------
                                                          1999             1998              1999             1998
                                                     -------------     -------------    -------------     -------------
REVENUE                                             $      185,670     $     -           $    197,068     $     -

DIRECT COSTS                                                49,275           -                49,275            -
                                                     -------------     -------------    -------------     -------------

                                                           136,395           -                147,793           -
                                                     -------------     -------------    -------------     -------------
EXPENSES

    SELLING, GENERAL AND ADMINISTRATIVE                    432,521            34,840        1,167,442           153,004
    DEVELOPMENT                                            114,339           -                142,010           -
    AMORTIZATION AND DEPRECIATION                           13,040           -                 19,071             2,852
                                                     -------------     -------------    -------------     -------------
                                                           559,900            34,840        1,328,523           155,856
                                                     -------------     -------------    -------------     -------------
                                                          (423,505)          (34,840)      (1,180,730)         (155,856)

INTEREST EXPENSE                                         1,378,000           -              1,908,000           -
                                                     -------------     -------------    -------------     -------------

NET LOSS                                                (1,801,505)          (34,840)      (3,088,730)         (155,856)

DEFICIT, BEGINNING OF PERIOD                            (1,562,764)         (121,016)        (275,539)          -
                                                     -------------     -------------    -------------     -------------

DEFICIT, END OF PERIOD                               $  (3,364,269)    $    (155,856)   $  (3,364,269)    $    (155,856)
                                                     =============     =============    =============     =============

LOSS PER SHARE, BASIC AND DILUTED                    $       (0.18)    $       (0.01)   $       (0.31)    $       (0.04)
                                                     =============     =============    =============     =============

WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                            9,957,851         4,156,839        9,957,851         4,156,839
                                                     =============     =============    =============     =============


The accompanying notes are an integral part of this consolidated financial statement.

                               CYPOST CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
  FOR THE THREE MONTHS ENDED AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)
                                 (U.S. Dollars)

                                                            Three Months Ended                  Nine Months Ended
                                                               SEPTEMBER 30,                      SEPTEMBER 30,
                                                     -------------------------------    -------------------------------
                                                          1999             1998              1999             1998
                                                     -------------     -------------    -------------     -------------
CASH FLOWS FROM
    OPERATING ACTIVITIES
       NET LOSS                                      $  (1,801,505)    $     (34,840)   $  (3,088,730)    $    (155,856)
       Add items not affecting cash
          AMORTIZATION                                      13,040           -                 19,071             2,852
          INTEREST EXPENSE                               1,378,000           -              1,908,000           -
                                                     -------------     -------------    -------------     -------------
                                                          (410,465)          (34,840)      (1,161,659)         (153,004)
                                                     -------------     -------------    -------------     -------------

    CHANGE IN NON-CASH OPERATING ACCOUNTS                  (68,978)            2,298           69,000               387
                                                     -------------     -------------    -------------     -------------
                                                          (479,443)          (32,542)      (1,092,659)         (152,617)
                                                     -------------     -------------    -------------     -------------
CASH FLOWS FROM
    INVESTING ACTIVITIES
       PROCEEDS (PURCHASE) OF CAPITAL ASSETS               (34,169)              644          (55,194)          (18,360)
       Acquisition of Hermes Net
          SOLUTIONS, INC.                                   -                -               (445,112)          -
ACQUISITION OF INTOUCH.INTERNET INC.                        -                -               (197,917)          -
       PURCHASE OF OTHER ASSETS                            (69,477)          -                (54,220)          -
                                                     -------------     -------------    -------------     -------------

                                                          (103,646)              644         (752,443)          (18,360)
                                                     -------------     -------------    -------------     -------------
CASH FLOWS FROM
    FINANCING ACTIVITIES
    LOAN REPAYMENT                                         (66,841)          -                 -                -
    LOAN PROCEEDS                                        2,770,450           -              3,670,450           -
    ISSUANCE OF SHARES                                      -                 44,000          556,000           185,000
    Change in cumulative

       TRANSLATION ADJUSTMENT                              (14,466)           (2,162)         (14,466)           (2,847)
                                                     -------------     -------------    -------------     -------------
                                                         2,689,143            41,838        4,211,984           182,153
                                                     -------------     -------------    -------------     -------------
INCREASE IN CASH                                         2,106,054             9,940        2,366,882            11,176
CASH, BEGINNING OF PERIOD                                  308,040             5,103           47,212             3,867
                                                     -------------     -------------    -------------     -------------
CASH, END OF PERIOD                                  $   2,414,094     $      15,043    $   2,414,094     $      15,043
                                                     =============     =============    =============     =============

SUPPLEMENTAL DISCLOSURE:

(a) For the nine months ended September 30, 1999, the Company settled $1,000,000 of loans by issuing 1,500,000 shares of common stock.

The accompanying notes are an integral part of this consolidated financial statement.

                               CYPOST CORPORATION
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 (U.S. Dollars)



                                                                                     Additional
                                                              COMMON STOCK             Paid-in
                                                        -------------------------
                                                           NUMBER       AMOUNT        CAPITAL        DEFICIT            TOTAL
                                                        -----------   -----------   -----------    -----------    -----------

Incorporation date, September 5, 1997
    Issued for acquisition of ePOST Innovations, Inc.     3,000,000   $     3,000   $    (1,000)   $      --      $     2,000

    ISSUED ON SALE OF UNITS                                 600,000           600        19,400           --           20,000
                                                        -----------   -----------   -----------    -----------    -----------

Balance, December 31, 1997                                3,600,000         3,600        18,400           --           22,000
    Issued on sale of units                               2,400,000         2,400        77,600           --           80,000
    Issued for cash                                          57,000            57        18,943           --           19,000
    Issued for legal services                                22,500            22         7,478           --            7,500
    Issued for acquisition of
     Communication Exchange
     Management, Inc.                                     6,270,000         6,270        (2,090)          --            4,180
    Issued for exercise of warrants                         915,000           915       243,085           --          244,000
    Offering expenses                                          --            --         (20,000)          --          (20,000)
    NET LOSS                                                   --            --            --         (275,539)      (275,539)
                                                        -----------   -----------   -----------    -----------    -----------

Balance, December 31, 1998                               13,264,500        13,264       343,416       (275,539)        81,141
    Issued for acquisition of InTouch.Internet Inc.           9,855            10        28,515           --           28,525
    Issued for loan conversion                            1,500,000         1,500       998,500           --        1,000,000
    Issued for exercise of warrants                       2,085,000         2,085       553,915           --          556,000
    Beneficial conversion feature on loans                     --            --       1,908,000           --        1,908,000
    NET LOSS                                                   --            --            --       (3,088,730)    (3,088,730)
                                                        -----------   -----------   -----------    -----------    -----------

BALANCE, SEPTEMBER 30, 1999                              16,859,355   $    16,859   $ 3,832,346    $(3,364,269)   $   484,936
                                                        ===========   ===========   ===========    ===========    ===========


                               CYPOST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)
                                 (U.S. Dollars)


1.    BASIS OF PRESENTATION

      GOING CONCERN

      These financial statements have been prepared on the basis of accounting principles applicable to a "going concern" which assume that Cypost Corporation (the "Company") will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

      Several conditions and events cast doubt about the Company's ability to continue as a "going concern". The Company has incurred net losses before interest expense of approximately $1.5 million for the period from inception September 5, 1997 to September 30, 1999, has a working capital deficiency at September 30,1999, and requires additional financing for its business operations. As of September 30, 1999, the Company has $2.3 million of funding available which can be drawn against a promissory note agreement with a lender.

      The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress in developing its software products, and market penetration and profitable operations from its internet connection services. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained. Management is also pursuing acquisitions of other businesses with existing positive cash flows. In addition, management is working on attaining cost and efficiency synergies by consolidating the operations of the businesses acquired.

      These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the "going concern" assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

      INTERIM FINANCIAL STATEMENTS

      These financial statements do not include certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles. These interim financial statements are prepared pursuant to regulations of the Securities and Exchange Commission.

      In the opinion of management, these financial statements include all adjustments which are necessary for fair presentation.

      CONSOLIDATION

      The consolidated financial statements include the accounts of CyPost Corporation and its subsidiaries. The principal subsidiaries, all of which are wholly owned, include ePost Innovations Inc., Hermes Net Solutions Inc. and InTouch.Internet Inc.

                               CYPOST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)
                                 (U.S. Dollars)

1.    BASIS OF PRESENTATION (CONTINUED)

      FOREIGN CURRENCY TRANSLATION

      The functional currency of the Company is U.S. dollars. Balance sheet accounts of international self-sustaining subsidiaries, principally Canadian, are translated at the current exchange rate as of the balance sheet date. Income statement items are translated at average exchange rates during the period. The resulting translation adjustment is recorded as a separate component of shareholders' equity.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      FINANCIAL INSTRUMENTS

      The Company has, where practicable, estimated the fair value of financial instruments based on quoted market prices or valuation techniques such as present value of estimated future cash flows. These fair value amounts may be significantly affected by the assumptions used, including the discount rate and estimates of cash flow. Accordingly, the estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. Where these estimates approximate carrying value, no separate disclosure of fair value is shown.

      PROPERTY AND EQUIPMENT

      Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight-line method over a period of five years. Maintenance and repairs are charged against operations and betterments are capitalized.

      EARNINGS (LOSS) PER SHARE

      Earnings (loss) per share has been computed in accordance with SFAS 128. Basic earnings (loss) per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the respective periods. Diluted earnings
      (loss) per share is computed similarly, but also gives effect to the impact that convertible securities, such as warrants, if dilutive, would have on net earnings (loss) and average common shares outstanding if converted at the beginning of the year. The effects of potential common shares such as warrants would be antidilutive in each of the periods presented in these financial statements.

                               CYPOST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)
                                 (U.S. Dollars)

1.    BASIS OF PRESENTATION (CONTINUED)

      REVENUE RECOGNITION AND DEFERRED REVENUE

      The Company's primary source of revenue is earned from internet connection services. For contracts which exceed one month, revenue is recognized on a straight-line basis over the term of the contract as services are provided. Revenues applicable to future periods are classified as deferred revenue.

      DIRECT COSTS

      Direct costs consist of telecommunications charges in respect of providing internet connection services to customers. These costs are expensed as incurred.

      SELLING AND MARKETING COSTS

      Selling and marketing costs are expensed as incurred.

      SOFTWARE DEVELOPMENT COSTS

      Under SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed", capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company has defined as the completion of beta testing of a working product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology. No software development costs have been capitalized by the Company to date.

      GOODWILL AND OTHER INTANGIBLE ASSETS

      Intangible assets consist primarily of customer lists and goodwill related to acquisitions accounted for under the purchase method of accounting. Amortization of these purchased intangibles is provided on the straight-line basis over the respective useful lives of the intangible assets which is estimated to be three years.

      The Company identifies and records impairment losses on intangible assets when events and circumstances indicate that such assets might be impaired. The Company considers factors such as significant changes in the regulatory or business climate and projected future cash flows. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

                               CYPOST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)
                                 (U.S. Dollars)

1.    BASIS OF PRESENTATION (CONTINUED)

      INCOME TAXES

      The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using currently enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

      ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

      SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires the recognition of all derivatives as either assets or liabilities and the measurement of those instruments at fair value. SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133", issued in August 1999, postpones for one year the mandatory effective date for adoption of SFAS No. 133 to January 1, 2001.

      The Company does not currently engage in derivative trading or hedging activities; hence, SFAS No. 133 and SFAS No. 137 will not have a material impact on its financial position or results of operations.

      STOCK-BASED COMPENSATION

      SFAS No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require, companies to record compensation cost for stock-based employee compensation under a fair value based method. Alternatively, stock-based employee compensation can be accounted for under APB No. 25, "Accounting for Stock Issued to Employees", under which no compensation is recorded.

      The Company has not granted any stock-based compensation for any of the periods presented in these financial statements.

      PENSIONS AND OTHER POSTRETIREMENT BENEFITS

      SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106", revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pension and other postretirement benefits to the extent practicable, requires additional information on changes in benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer considered useful.

      The Company does not offer any pension or other postretirement benefits.

                               CYPOST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)
                                 (U.S. Dollars)

1.    BASIS OF PRESENTATION (CONTINUED)

      RECENT ACCOUNTING PRONOUNCEMENTS

      In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The implementation of SOP 98-1 does not have a material impact on the Company's financial position or results of operations.

2.    ACQUISITIONS

      On June 30, 1999, the Company acquired all the shares of Hermes Net Solutions, Inc. for cash consideration of Cdn.$770,000 (U.S.$528,000).

      Also on June 30, 1999, the Company purchased all the shares of InTouch.Internet Inc. for Cdn.$428,000 (U.S.$293,000). The consideration for this purchase included cash of Cdn.$386,000 (U.S.$265,000) and 9,855 shares of common stock valued at Cdn.$42,000 (U.S.$28,000) as stated in the Share Purchase Agreement.

      Both acquisitions have been accounted for by the purchase method of accounting. In both acquisitions, the net assets acquired included goodwill and other intangibles which will be amortized on a straight line basis over its estimated useful life of three years. These financial statements include the results of operations of the two acquired businesses for the period from July 1, 1999 to September 30, 1999.

3.    SUBSEQUENT EVENTS

      ACQUISITION OF NETROVER INC. AND NETROVER OFFICE INC.

      On October 4, 1999, the Company purchased all the shares of NetRover Inc. and NetRover Office Inc. for Cdn.$4 million (U.S.$2.7 million). The consideration for the purchase included cash of Cdn.$3 million (U.S.$2 million) and 219,000 shares of common stock valued at Cdn.$1 million (U.S.$680,000) as stated in the Share Purchase Agreement. These purchases will be accounted for under the purchase method of accounting.

      ACQUISITION OF CONNECT NORTHWEST AND INTERNET ARENA

      On October 27, 1999, the Company purchased certain assets and liabilities of the business of Connect Northwest for $1.4 million. The purchase price was satisfied by a cash payment of $670,000, amount payable of $70,000 and the issuance of 147,985 shares of common stock valued at $660,000 as stated in the Asset Purchase Agreement.

                               CYPOST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)
                                 (U.S. Dollars)

3.    SUBSEQUENT EVENTS (CONTINUED)

      On November 9, 1999, the Company purchased certain assets and liabilities of the business of Internet Arena for $600,000. The consideration for the purchase included cash of $242,000, amount payable of $58,000 and 100,698 shares of common stock valued at $300,000 as stated in the Asset Purchase Agreement.

      These purchases will be accounted for under the purchase method of accounting.

4.    LOANS

      During the nine months ended September 30, 1999, the Company borrowed $3,650,000 pursuant to two promissory note agreements. The loans are unsecured, bear interest at 8% per annum, and the principal and accrued interest are due on demand. The lender may elect to convert the loans into shares of common stock of the Company as follows:

                                                              SHARES
                                                 -------------------------------
                                  PRINCIPAL         PRE-SPLIT       POST-SPLIT
                                -------------    -------------     -------------
                                $   1,000,000        1,000,000         1,500,000
                                    2,650,000        1,766,667         2,650,000

      At the commitment dates of the promissory notes, the conversion prices were less than the fair values of the common stock, hence a beneficial conversion feature is attached to these convertible notes. The amount of this beneficial conversion feature has been recorded as interest expense and additional paid-in-capital for $1,378,000 for the three months ended September 30, 1999 and $1,908,000 for the nine months ended September 30, 1999.

      During the nine months ended September 30, 1999, $1 million of loans were settled by the issuance of 1,500,000 shares of common stock valued at $1 million.

      At September 30, 1999, the loans balance is $2,650,000. The fair value of the loans at September 30, 1999 is not practicable to estimate because of the conversion features associated with the loans; accordingly, it is not possible to estimate the present value of the future cash flows with any reasonable degree of precision.

5.    SHARE CAPITAL

      Effective September 24, 1999, the Company effected a three-for-two subdivision of its shares of common stock. All share and per share amounts in the accompanying financial statements have been adjusted retroactively to give effect to this subdivision.

                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775
                               Fax (973) 790-8845

To The Board of Directors and Shareholders
Of   ePOST Innovations, Inc. a subsidiary of Mushroom Innovations Inc.
a Victoria, British Columbia, Canadian corporation (a development stage company)

        I have audited the accompanying balance sheet of ePOST Innovations, Inc. (a development stage company) as of August 31, 1997 and the related statements of operations, cash flows and shareholders' equity for the period from inception, February 11, 1997, to August 31, 1997. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

       I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

       In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ePOST Innovations, Inc. (a development stage company) as of August 31, 1997 and the results of its operations, shareholders equity and cash flows for period from inception, February 11, 1997, to August 31, 1997 in conformity with generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming that Mushroom Innovations Inc. (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since the date of reorganization and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of ePOST Innovations, Inc. (a development stage company) to continue as a going concern.

Thomas P. Monahan, CPA
January 18, 1998
Paterson, New Jersey
                                      F-26
                             ePOST Innovations, Inc.
                    a subsidiary of Mushroom Innovations Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                                  BALANCE SHEET
                                 August 31, 1997

                                          Assets

Current assets

  Cash and cash equivalents                     $-0-
                                                ----
  Total current assets                           -0-


Other assets

  Software development costs                  2,000
                                              -----
Total other assets                            2,000
                                              -----
Total assets                                 $2,000
                                             ======


                           Liabilities and Stockholders' Equity

Current liabilities

  Due to parent company                       $986
                                              ----
  Total current liabilities                    986


Stockholders' equity
  Common Stock authorized

100,000 shares, no par value each.             657
At  August  31, 1997, there
are 100  shares outstanding .
 Retained earnings deficit                     -0-
                                               ---
  Currency translation adjustment              357
                                               ---
Total stockholders' equity                   1,014
                                             -----
Total liabilities and stockholders' equity  $2,000
                                            ======

                 See accompanying notes to financial statements
                             ePOST Innovations, Inc.
                    a subsidiary of Mushroom Innovations Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                             STATEMENT OF OPERATIONS
        FOR THE PERIOD FROM INCEPTION, FEBRUARY 11, 1997 TO AUGUST 31, 1997

Revenue$                                           -0-

Costs of goods sold                                -0-
                                                   ---

Gross profit                                       -0-

Operations:
  General and administrative                       -0-
  Depreciation and  amortization                   -0-
                                                   ---
  Total expense                                    -0-





Net income (loss)                                 $-0-
                                                 =====

                 See accompanying notes to financial statements
                             ePOST Innovations, Inc.
                    a subsidiary of Mushroom Innovations Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                             STATEMENT OF CASH FLOWS
        FOR THE PERIOD FROM INCEPTION, FEBRUARY 11, 1997 TO AUGUST 31, 1997

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                              $-0-
       Adjustments to reconcile net loss
       to cash used in operating activities
     Depreciation                                                 -0-
                                                                  ---
TOTAL CASH FLOWS FROM OPERATIONS                                  -0-

TOTAL CASH FLOWS FROM FINANCING ACTIVITIES                        -0-

TOTAL CASH FLOWS FROM INVESTING ACTIVITIES                        -0-

NET INCREASE (DECREASE) IN CASH                                   -0-
CASH BALANCE BEGINNING OF PERIOD                                  -0-
                                                                  ---
CASH BALANCE END OF PERIOD                                       $-0-
                                                                 ====

                 See accompanying notes to financial statements
                             ePOST Innovations, Inc.
                    a subsidiary of Mushroom Innovations Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                        STATEMENT OF STOCKHOLDERS EQUITY

                                                            Currency
                           Common     Common   Retained   Translation

Date                       Stock      Stock    Earnings    Adjustment  Total

       Sale of initial shares  100 _          $657                          $657
       Currency translation

       adjustment                                                   $357     357
       Net loss                                                              -0-
                               --------      --------    ------  -------- ------
 Balances August 31, 1997    100            $657        $-0-      $357   $1,014
                             ========================================= ========

                 See accompanying notes to financial statements

                           F- ePOST Innovations, Inc.
                    a subsidiary of Mushroom Innovations Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 AUGUST 31, 1997

Note 1 - Formation of Company and Issuance of Common Stock

         a. Formation and Description of the Company

         ePOST Innovations, Inc. (the "Company"), was formed under the name 539625 B.C. LTD as a Victoria, British Columbia, Canadian corporation March 27, 1997 and authorized to issue to 100,000 shares of capital stock, no par value with the following designated classes: 20,000 Class "A" Common shares; 20,000 Class "B" common shares; 20,000 Class "C" common shares; 20,000 Class "D" common shares; and 20,000 Class "E" common shares, Cdn $1.00 par value each share. The Company subsequently filed a certificate of amendment to change the name to ePost Innovations, Inc.

         b. Description of Company

         The Company is a development stage company that was organized as a subsidiary to Mushroom Innovations Inc. and is involved with the development of data encryption software. The Company's assets consisted of proprietary knowledge of various computer software products under development.

Note 2-Summary of Significant Accounting Policies

         a. Basis of Financial Statement Presentation


         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has no operations except for the development of computer software for its parent company. These factors indicate that the Company's continuation as a going concern is dependent upon the parent company ability to obtain adequate financing and fund the day-to-day operations of the Company. . The Company has been financed to date through intercompany advances of resources and is dependent upon the resources of management to fund the ongoing operations of the Company until profitability is achieved. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing its source code, continued research and development and initiating marketing penetration. The Company plans to engage in such ongoing financing efforts on a continuing basis.

         The financial statements presented at August 31, 1997 consist of the balance sheet as at August 31, 1997 and the statements of operations, cash lows and stockholders equity for the period from inception, February 11, 1997, to August 31, 1997.

                             ePOST Innovations, Inc.
                    a subsidiary of Mushroom Innovations Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 AUGUST 31, 1997

         b. Revenue recognition

         Revenue from product licenses is generally recognized when a customer purchase order has been received, a license agreement has been delivered, the software or system has been shipped (or software has been electronically delivered), remaining obligations are insignificant, and collection of the resulting account receivable is probable. Maintenance revenue for providing product updates and customer support is deferred and recognized ratably over the service period. For subscription sales that have the maintenance fee included with the licensing fee, maintenance revenue is derived based upon the amount charged for such services when they are sold separately. Revenue from hardware products is recognized upon shipment subject to a reserve for returns. Revenues on rental units under operating leases and service agreements are recognized ratably over the term of the rental or service period.

         Revenue generated from products sold through traditional channels where the right of return exists is reduced by reserves for estimated sales returns. Such reserves are based on estimates developed by management. As unsold products in these distribution channels are exposed to rapid changes in consumer preferences or technological obsolescence due to new operating environments, product updates or competing products, it is reasonably possible that these estimates will change in the near term.

         c. Selling and Marketing Costs

         Selling and Marketing costs, which are generally expensed as incurred for the period from inception, February 11, 1997, to August 31, 1997 was $-0-.

         d. Software Development

         The Company develops and tests software code to produce software masters, which becomes the core products sold to customers. The Company also purchases and licenses software code contractually to include with the software masters. The cost of software developed, licensed, and purchased for inclusion with the software masters is amortized using the straight line method over the products' estimated useful lives, which is typically two years. Periodic royalty fees for license software are expensed in the related period.

         The costs to establish the technological feasibility of software products, including the designing, coding and testing activities that are necessary to establish that a software product is both feasible and can be produced, are treated as research and development costs and are expensed as incurred.

                             ePOST Innovations, Inc.
                    a subsidiary of Mushroom Innovations Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 AUGUST 31, 1997

         A summary of software development costs at August 31, 1997 is as follows:

                ePost

       Cost incurred for product development and licensing
                                                    $2,000

         e. Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         f. Foreign Currency Translation

         The functional currency of the Company is Canadian dollars. Balance sheet accounts are translated to U.S. dollars at the current exchange rate of the balance sheet date. Income statement items are translated at average exchange rates during the period. The resulting translation adjustment is recorded as a separate component of stockholder' equity.

         g. Research and Development Expenses

         Research and development expenses are charged to operations when incurred.

         Note 3 - Transfer of Assets

         Pursuant to an acquisition agreement dated September 17, 1997, Cypost Corporation ("CyPost") issued 2,000,000 shares of common stock at $0.001 per share for an aggregate consideration of $2,000 to the Company in consideration for all of the issued and outstanding shares of common stock of the Company. The shares of common stock were valued at $.001 per share for an aggregate consideration of $2,000.

                             ePOST Innovations, Inc.
                    a subsidiary of Mushroom Innovations Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 AUGUST 31, 1997

         Because of common ownership by the principles of the Company, Mushroom and Cypost, The transaction has been accounted for as a transfer and is accounted for as if a pooling of interests had occurred using historic costs with the recording of the net assets acquired at their historical book value with restatement of periods prior to the reorganization on a combined basis.

         Carl Whitehead, Bill Kaleta and Robert Sendoh are officers and directors of the Company and Cypost Corporation.

         The Company sold all the rights, title and interest to all the assets owned by the Company. Those assets consisted of proprietary knowledge of various computer software products under development by ePost Canada.

Note 4 - Related Party transactions

         a. Leased Office Space

         The Company shares office space with the parent company at 1812 Boatlift Lane, Vancouver, British Columbia V6H 3Y2.

         b. Officer Salaries

         No officer has received a salary in excess of $100,000.

Note 5 - Income Taxes

         The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of August 31, 1997, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carry forward and was fully offset by a valuation allowance.

                             ePOST Innovations, Inc.
                    a subsidiary of Mushroom Innovations Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 AUGUST 31, 1997

         At August 31, 1997, the Company has net no operating loss carry forwards for income tax purposes. Any carry forward losses if any would be available to offset future taxable income. The Company's utilization of this carry forward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

         The Company recognized no income tax benefit for the period from inception, February 11, 1997, to August 31, 1997. . SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

         Note 6 - Development Stage Company

         The Company is considered to be a development stage company with little operating history. The Company is dependent upon the financial resources of the Company's management for its continued existence. The Company will also be dependent upon its ability to raise additional capital to complete is research and development, programming development, production of masters scheduling and its marketing program, acquire additional equipment, management talent, inventory and working capital to engage in any profitable business activity. Since its organization, the Company's activities have been limited to the preliminary development of its new products, hiring personnel and acquiring equipment and office space, conducting research and development of its technology and preparation of marketing documentation.

                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775
                               Fax (973) 790-8845

To The Board of Directors and Shareholders of Communication Exchange Management, Inc.
a subsidiary of Mushroom Innovations Inc.
a Victoria, British Columbia, Canadian corporation (a development stage company)

         I have audited the accompanying balance sheet of Communication Exchange Management, Inc. (a development stage company) as of December 31, 1997 and the related statements of operations, cash flows and shareholders' equity for the period from inception, March 18, 1997, to December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

       I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

       In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mushroom Innovations Inc. (a development stage company) as of December 31, 1997 and the results of its operations, shareholders equity and cash flows for period from inception, March 18, 1997, to December 31, 1997 in conformity with generally accepted accounting principles.

         The accompanying consolidated financial statements have been prepared assuming that Communication Exchange Management, Inc. (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has no operations and is dependent upon the resources of the parent Company to fund product development and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of Communication Exchange Management, Inc. (a development stage company) to continue as a going concern

/s/Thomas P. Monahan, CPA
January 18, 1998
Paterson, New Jersey

                     COMMUNICATION EXCHANGE MANAGEMENT, INC.
                   a subsidiary of Mushroom Innovations, Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                                  BALANCE SHEET
                                December 31, 1997

                                 December 31,1997       June 30,1998
                                                          Unaudited

                                              Assets

Current assets

  Cash and cash equivalents              $-0-                $-0-
                                         ----                ----
  Total current assets                    -0-                 -0-


Other assets

  Software development costs            4,180               4,180
                                        -----               -----
Total other assets                      4,180               4,180
                                        -----               -----
Total assets                           $4,180              $4,180
                                       ======              ======


                               Liabilities and Stockholders' Equity

Current liabilities

  Due to parent company                 $2,919              $3,180
                                        -------             ------
  Total current liabilities              2,919               3,180


Stockholders' equity

  Common Stock authorized 100,000 shares, no par value each.

 At  December 31, 1997 and June 30, 1998,
 there are 100  shares outstanding        .679                679
 Retained earnings                          -0-                -0-
 Currency translation adjustment           582                557
                                           ----               ---
Total stockholders' equity               1,261              1,236
                                         ------             -----
Total liabilities and

 stockholders' equity                   $4,180             $4,180
                                        =========================

                 See accompanying notes to financial statements

                     COMMUNICATION EXCHANGE MANAGEMENT, INC.
                   a subsidiary of Mushroom Innovations, Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                             STATEMENT OF OPERATIONS

                              For the period    For the six    For the period
                              from inception,   months ended   from inception,
                              March 18,  1997   June 30, 1998  March  18,  1997
                              to December 31,                  to December 31,
                                   1997                             1997
                                                    Unaudited     Unaudited

Revenue$                            -0-              $-0-            $-0-

Costs of goods sold                 -0-               -0-             -0-
                                    -------------------------------------

Gross profit                        -0-               -0-             -0-

Operations:
  General and administrative        -0-               -0-             -0-
  Depreciation and  amortization    -0-               -0-             -0-
                                    -------------------------------------
  Total expense                     -0-               -0-             -0-


Net income (loss)                  $-0-              $-0-            $-0-
                                   ======================================

                 See accompanying notes to financial statements

                     COMMUNICATION EXCHANGE MANAGEMENT, INC.
                   a subsidiary of Mushroom Innovations, Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
       FOR THE PERIOD FROM INCEPTION, MARCH 18, 1997 TO DECEMBER 31, 1997

                       For the period      For the six     For the period
                       from inception,    months ended     from inception,
                       March 18, 1997    June 30, 1998     March 18, 1997
                       to December 31,                     to December 31,
                            1997                                 1997
                                           Unaudited          Unaudited

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                $-0-               $-0-           $-0-
       Adjustments to reconcile
       net loss to cash used in
       operating activities
  Depreciation                      -0-                -0-            -0-
                                    ---                ---            ---
TOTAL CASH FLOWS FROM OPERATIONS    -0-                -0-            -0-

TOTAL CASH FLOWS FROM
 FINANCING ACTIVITIES               -0-                -0-            -0-

TOTAL CASH FLOWS FROM
 INVESTING ACTIVITIES               -0-                -0-            -0-

NET INCREASE (DECREASE) IN CASH     -0-                -0-            -0-
CASH BALANCE BEGINNING OF PERIOD    -0-                -0-            -0-
                                    -------------------------------------
CASH BALANCE END OF PERIOD         $-0-               $-0-           $-0-
                                   ======================================

                 See accompanying notes to financial statements

                     COMMUNICATION EXCHANGE MANAGEMENT, INC.
                   a subsidiary of Mushroom Innovations, Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                        STATEMENT OF STOCKHOLDERS EQUITY

                                                          Currency
                           Common     Common   Retained   Translation
Date                       Stock      Stock    Earnings    Adjustment  Total

Sale of initial
shares                         100     $  679                          $  679

Currency translation
adjustment                                                   $   582      582

Net loss                                           -0-                   -0-
                            ------     -----    --------     -------  -------
Balances December 31, 1997     100     $ 679       -0-       $   582  $ 1,261

Unaudited

Currency translation
adjustment(25)

Net loss                                          -0-                    -0-
                            ------     -----    --------     -------  -------
Balance June 30, 1998          100     $ 679    $ -0-        $   557  $ 1,236
                             ================================================












                 See accompanying notes to financial statements

                     COMMUNICATION EXCHANGE MANAGEMENT, INC.
                   a subsidiary of Mushroom Innovations, Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

Note 1 - Formation of Company and Issuance of Common Stock

         a. Formation and  Description of the Company

         Communication Exchange Management, Inc. (the "Company"), was formed under the name 524357 B.C. LTD as a Victoria, British Columbia, Canadian corporation March 18, 1997 and authorized to issue to 100,000 shares of common stock, no par value. The a certificate of name was subsequently filed amending the corporate name to Communication Exchange Management, Inc.

         b. Description of Company

         The Company is a development stage company that was organized as a subsidiary to Mushroom Innovations Inc. and is involved with the development of data encryption software. The Company's assets consisted of proprietary knowledge of various computer software products under development.

Note 2-Summary of Significant Accounting Policies

         a. Basis of Financial Statement Presentation

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has no operations except for the development of computer software for its parent company. These factors indicate that the Company's continuation as a going concern is dependent upon the parent company ability to obtain adequate financing and fund the day to day operations of the Company. . The Company has been financed to date through intercompany advances of resources and is dependent upon the resources of management to fund the ongoing operations of the Company until profitability is achieved. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing its source code, continued research and development and initiating marketing penetration. The Company plans to engage in such ongoing financing efforts on a continuing basis.

         The financial statements presented at December 31, 1997 consist of the balance sheet as at December 31, 1997 and the related statements of operations, cash flows and stockholders equity for the period from inception, March 18, 1997, to December 31, 1997.

         The unaudited consolidated financial statements presented at June 30, 1998 consist of the unaudited consolidated balance sheet as at June 30, 1998 and the unaudited statements of operations, cash flows and stockholders equity for the six months ended June 30, 1998 and for the period from inception, March 18, 1997, to June 30, 1998 .

                     COMMUNICATION EXCHANGE MANAGEMENT, INC.
                   a subsidiary of Mushroom Innovations, Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

         b. Revenue recognition

         Revenue from product licenses is generally recognized when a customer purchase order has been received, a license agreement has been delivered, the software or system has been shipped (or software has been electronically delivered), remaining obligations are insignificant, and collection of the resulting account receivable is probable. Maintenance revenue for providing product updates and customer support is deferred and recognized ratably over the service period. For subscription sales that have the maintenance fee included with the licensing fee, maintenance revenue is derived based upon the amount charged for such services when they are sold separately. Revenue from hardware products is recognized upon shipment subject to a reserve for returns. Revenues on rental units under operating leases and service agreements are recognized ratably over the term of the rental or service period.

         Revenue generated from products sold through traditional channels where the right of return exists is reduced by reserves for estimated sales returns. Such reserves are based on estimates developed by management. As unsold products in these distribution channels are exposed to rapid changes in consumer preferences or technological obsolescence due to new operating environments, product updates or competing products, it is reasonably possible that these estimates will change in the near term.

         c. Selling and Marketing Costs

         Selling and Marketing costs, which are generally expensed as incurred for the period from inception, March 18, 1997, to December 31, 1997 was $-0-.

         d. Software Development

         The Company develops and tests software code to produce software masters which becomes the core products sold to customers. The Company also purchases and licenses software code contractually to include with the software masters. The cost of software developed, licensed, and purchased for inclusion with the software masters is amortized using the straight line method over the products' estimated useful lives, which is typically two years. Periodic royalty fees for license software are expensed in the related period.

         The costs to establish the technological feasibility of software products, including the designing, coding and testing activities that are necessary to establish that a software product is both feasible and can be produced, are treated as research and development costs and are expensed as incurred.

                     COMMUNICATION EXCHANGE MANAGEMENT, INC.
                   a subsidiary of Mushroom Innovations, Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

  A summary of software development costs at December 31, 1997 is as follows:

                                            December 31,         June 30,
                                              1997                 1998
       Cost incurred for product
       development
       and licensing for CEM                $4,180                $4,180


         e. Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financialstatements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         f. Foreign Currency Translation

         The functional currency of the Company is Canadian dollars. Balance sheet accounts are translated to U.S. dollars at the current exchange rate of the balance sheet date. Income statement items are translated at average exchange rates during the period. The resulting translation adjustment is recorded as a separate component of stockholder' equity.

         g. Research and Development Expenses

         Research and development expenses are charged to operations when incurred.

         h. Unaudited Financial Information

         In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of June 30, 1998 and the results of its operations and its cash flows for the six months ended June 30, 1998 and for the period from, inception March 18, 1997. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations of the Securities and Exchange Commission. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

                     COMMUNICATION EXCHANGE MANAGEMENT, INC.
                   a subsidiary of Mushroom Innovations, Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

Note 3 - Transfer of Assets

         On October 29, 1998, the Company exchanged with CyPost Corporation ("CyPost") 4,180,000 shares of common stock valued at $0.001 per share for an aggregate consideration of $4,180 in a related party transaction with Cypost for all of the issued and outstanding stock of the Company and its assets consisting of the source code written for data encryption software, personal information management and electronic mail functionality along with the intellectual rights to a number of other projects. The transaction has been accounted for as a transfer and is accounted for as if a pooling of interests had occurred using historic costs with the recording of the net assets acquired at their historical book value with restatement of periods prior to the reorganization on a combined basis.

         Carl Whitehead, Bill Kaleta and Robert Sendoh are officers and directors of the Company and Cypost Corporation.

         The Company sold all the rights, title and interest to all the assets owned by the Company. Those assets consisted of proprietary knowledge of various computer software products under development by the Company.

Note 4 - Related Party transactions

         a. Leased Office Space

         The Company shares office space with the parent company at 1812 Boatlift Lane, Vancouver, British Columbia V6H 3Y2.

         b. Officer Salaries

         No officer has received a salary in excess of $100,000.

                     COMMUNICATION EXCHANGE MANAGEMENT, INC.
                   a subsidiary of Mushroom Innovations, Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

Note 5 - Income Taxes

         The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of December 31, 1997, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carry forward and was fully offset by a valuation allowance.

         At December 31, 1997, the Company has net no operating loss carry forwards for income tax purposes. Any carry forward losses if any would be available to offset future taxable income. The Company's utilization of this carry forward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

         The Company recognized no income tax benefit for the period from inception, March 18, 1997, to December 31, 1997. SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

Note 6 - Development Stage Company

         The Company is considered to be a development stage company with little operating history. The Company is dependent upon the financial resources of the Company's management for its continued existence. The Company will also be dependent upon its ability to raise additional capital to complete is research and development, programming development, production of masters scheduling and its marketing program, acquire additional equipment, management talent, inventory and working capital to engage in any profitable business activity. Since its organization, the Company's activities have been limited to the preliminary development of its new products, hiring personnel and acquiring equipment and office space, conducting research and development of its technology and preparation of marketing documentation.

                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775
                               Fax (973) 790-8845

To The Board of Directors and Shareholders
of   Connect Northwest Internet Services, LLC
(a Washington State Limited Liability Company)

       I have audited the accompanying balance sheet of Connect Northwest Internet Services, LLC as of December 31, 1998 and the related statements of operations, cash flows and members' equity for the years ended December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

       I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

       In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Connect Northwest Internet Services, LLC as of December 31, 1998 and the results of its operations, members' equity and cash flows for the years ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that Connect Northwest Internet Services, LLC will continue as a going concern. As more fully described in Note 2, the Company has suffered recurring losses from operations and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty._

 s/Thomas P. Monahan
------------------------
Thomas P. Monahan, CPA
March 31, 2000
Paterson, New Jersey

                    CONNECT NORTHWEST INTERNET SERVICES, LLC
                 (a Washington State Limited Liability Company)
                                  BALANCE SHEET

                                  September 30,
                                    1999                  December 31,
                                   Unaudited                  1998
                                 -------------             -------
                                     Assets

Current assets

  Cash and cash equivalents           $5,479                    $957
  Accounts receivable                 39,774                  16,484
                                      ------                  ------
  Total current assets                45,253                  17,441

Property and equipment
  Furniture  fixtures and

 computer equipment                  330,158                 270,114
  Less accumulated depreciation     (179,705)               (132,581)
                                    --------                ---------
  Total property and equipment-net   150,453                 137,533

Other assets

  Security deposits                    5,170                   7,534
                                       ------                  -----
Total other assets                     5,170                   7,534
                                       ------                  -----
Total assets                        $200,876                $162,508
                                    ========                ========


                         Liabilities and Members' Equity
Current liabilities
  Accounts payable and

  accrued expenses                  $24,321                 $17,182
  Capital leases payable-
  current portion                    56,520                  32,685
  Officer loans                      53,600                   4,902
                                     ------                   -----
  Total current liabilities         134,441                  54,769

Long term liabilities
         Capital leases payable-
         long term portion                                   45,987
  Officer loans payable             86,605                   89,340
                                    ------                   ------
Total liabilities                  221,046                  190,096

Members' equity                    (20,170)                 (27,588)
                                   -------                  --------
Total liabilities and

 stockholders' equity             $200,876                  $162,508
                                  =========                 ========

                 See accompanying notes to financial statements

                    CONNECT NORTHWEST INTERNET SERVICES, LLC
                 (a Washington State Limited Liability Company)

                                               STATEMENT OF OPERATIONS
                                                    For the nine      For the nine
                          For the      For the      months ended      months ended
                         year ended  year ended     September 30,     September 30,
                        December 31, December 31,       1998              1999
                           1997         1998          Unaudited         Unaudited
                        -----------  -----------    -------------     -----------

Revenue                   $382,384      $535,633       $382,636          $562,910

Direct costs               198,792       219,181        145,863           220,182

Gross profit               183,592       316,452        236,773           342,728

Operations:
  Selling, general

  and administrative       153,225       238,868        205,068           262,053
  Depreciation and

  amortization              45,572        73,059         53,698            47,124
                            ------        ------         ------            ------
  Total expense            198,797       311,927        258,766           309,177

Profit (Loss)
from operations            (15,205)        4,525        (21,993)           33,551

Other income

  Interest income                            237
  Gain (loss) on
  sale of equipment         (5,789)        2,056         (1,284)            (107)
  Interest expense         (14,681)      (35,999)       (26,920)         (26,026)
                           --------      -------        --------         --------
  Total other income       (20,470)     $(33,706)      $(28,204)        $(26,133)

Net loss                   $(35,675)     $(29,181)     $(50,197)          $7,418
                          =====================================           ======

                 See accompanying notes to financial statements

                    CONNECT NORTHWEST INTERNET SERVICES, LLC
                  a Washington State Limited Liability Company)
                             STATEMENT OF CASH FLOWS

                                               For the nine      For the nine
                     For the      For the      months ended      months ended
                    year ended   year ended     September 30,     September 30,
                   December 31,  December 31,       1998             1999
                       1997         1998          Unaudited        Unaudited

CASH FLOWS FROM
 OPERATING ACTIVITIES
  Net income (loss)  $(35,675)    $(29,181)       $(50,197)         $(21,666)
   Adjustments to
   reconcile net loss
   to cash used in
   operating activities
  Depreciation         45,572       59,082         51,358             47,124
  Accounts receivable  (8,277)     (11,819)        (4,294)           (23,290)
 Prepaid expenses      (3,181)       3,181         (4,796)
  Accounts payable and
 accrued expenses      36,633      (29,978)       (20,691)             7,139
                       ------      -------        --------             -----
TOTAL CASH FLOWS
 FROM OPERATIONS       35,072       (8,715)       (28,620)             9,307

CASH FLOWS FROM
 FINANCING ACTIVITIES
  Officer loan         38,620       (8,501)        (8,391)            45,963
  Capital leases
   payable            102,935      (24,263)       (17,711)           (22,152)
       Membership equity                                              29,084
         Sale of
        membership units              57,500          57,500
  Membership
    distribution      (19,633)        (97)             (97)
                      --------   ---------        ---------
TOTAL CASH FLOWS FROM
 FINANCING ACTIVITIES  121,922      24,639          31,301             55,259


CASH FLOWS FROM
 INVESTING ACTIVITIES
  Security deposit     (2,717)      (4,817)           (544)             2,364
  Purchase of
  equipment          (151,090)     (15,608)                           (60,044)
                     ---------     --------                           -------

TOTAL CASH FLOWS
FROM INVESTING
ACTIVITIES           (153,807)     (20,425)           (544)           (60,044)

NET INCREASE
(DECREASE) IN CASH      3,187        (4,501)          2,137             4,522
CASH BALANCE
 BEGINNING OF PERIOD    2,271         5,458           5,458             5,479
                        -----      --------         -------           -------
CASH BALANCE END
 OF PERIOD             $5,458          $957          $7,595              $957
                       ========--------
                 See accompanying notes to financial statements

                    CONNECT NORTHWEST INTERNET SERVICES, LLC
                 (a Washington State Limited Liability Company)

                                        STATEMENT OF MEMBERS' EQUITY
                                         Members'            Members'
Date                                      Shares             Equity
----                                     --------            ------
Balance December 31, 1996              1,000,000              $(501)
     Distributions                                           (19,633)
Net loss                                                     (35,675)
                                       ----------            --------
Balance December 31, 1997              1,000,000             (55,809)
Sale of Members' Units at
 $1.00 per Unit                           57,500              57,500
     Distributions                                               (97)
Net loss                                                     (29,191)
                                       ----------           ---------
Balance December 31, 1998              1,057,500             (27,588)

Unaudited

Net profit                                                     7,418
                                       -----------          --------
Balance September 30, 1999             1,057,500            $(20,170)
                                       ==============================




                 See accompanying notes to financial statements

                    CONNECT NORTHWEST INTERNET SERVICES, LLC
                 (a Washington State Limited Liability Company)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

Note 1 - Formation of Company and Issuance of Common Stock

         a. Formation and  Description of the Company

            Connect Northwest Internet Services, LLC. (the "Company"), was formed on January 1, 1996 and will expire on December 31, 2035 in the State of Washington under the Washington Limited Liability Company Act as a and is authorized to issue 20,000,000 shares of common stock, without par value.

         b. Description of Company

         The Company conducts its business primarily in the State of Washington and is engaged providing Internet services.

         c. Issuance of Membership Units

         Between March 1, 1998 and June 30, 1998, the Company offered and sold 57,500 membership units to 7 individuals for an aggregate consideration of $57,500 or $1.00 per unit.

Note 2-Summary of Significant Accounting Policies

         a. Basis of Financial Statement Presentation

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses of $4,529 from inception to September 30, 1999. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company will be relying upon the resources of management to provide the necessary working capital to sustain the Company's continued operations until adequate financing can be located or the company achieves profitability. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing.

         The financial statements presented at December 31, 1998 consist of the balance sheet as at December 31, 1998 and the statements of operations, cash flows and members equity for the years ending December 31, 1997 and 1998.

         The unaudited financial statements presented at September 30, 1999 consist of the balance sheet as at September 30, 1999 and the statements of operations, cash flows and members equity for the nine months ended September 30, 1998 and 1999.

                    CONNECT NORTHWEST INTERNET SERVICES, LLC
                 (a Washington State Limited Liability Company)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

         b.    Cash and Cash Equivalents

Cash and Cash Equivalents - Temporary investments with a maturity of less than three months when purchased are treated as cash

         c. Property and Equipment

         Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight line methods over a period of five years. Maintenance and repairs are charged against operations and betterment's are capitalized.

         d. Revenue recognition

                The Company's primary source of revenue is earned from Internet connection services. For contracts which exceed one month, revenue is recognized on a straight-line basis over the term of the contract as services are provided. Revenue applicable to future periods are classified as deferred revenue.

         e. Selling and Marketing Costs

                Selling and Marketing costs, are expensed as incurred. For the years ending December 31, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999 was $18,177, $26,097, $22,305 and $19,730 respectively.

         f. Direct Costs

         The "direct costs" to provide services consist of the costs incurred to lease and rent telephone communications lines and services from communications companies.

         g. Software Development

                   Under the criteria set forth in SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company has defined as the completion of beta testing of a working product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology. No software development costs have been capitalized by the Company to date.

         h. Use of Estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    CONNECT NORTHWEST INTERNET SERVICES, LLC
                 (a Washington State Limited Liability Company)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

         i. Significant Concentration of Credit Risk

         At December 30, 1998 and September 30, 1999, the Company has concentrated its credit risk by maintaining deposits in one banks. The maximum loss that could have resulted from this risk totaled $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

         j. Income Taxes

         The Company is treated as a partnership for Federal income tax purposes.

         k. Recent Accounting Pronouncements

         In March, 1998, the American Institute of Certified Public Accountants issued Statements of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The implementation of SOP 98-1 does not have a material impact on the Company's financial position or results of operations. Computer software costs that are incurred in the preliminary project stage are expensed as incurred. Once the capitalization criteria of the SOP have been met, costs incurred when developing computer software for internal are capitalized. No software development costs have been capitalized by the Company to date.

         l.. Unaudited financial information

         In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of September 30, 1999 and the results of its operations and its cash flows for the nine months ended September 30, 1998 and 1999. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations of the Securities and Exchange Commission. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

                  Note 3 - Sale of Company

         On October 27, 1999, the Company entered into an Asset Purchase Agreement (the "Agreement") to sell to Cypost Corporation ("Cypost") the operating assets including property and equipment, leases and agreements relating to the Company's business including customer lists, and intellectual property for $1,400,000.

                    CONNECT NORTHWEST INTERNET SERVICES, LLC
                 (a Washington State Limited Liability Company)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

Note 4 - Related Party transactions

         a. Officer Salaries

         No officer has received a salary in excess of $100,000.

         b. Loans Payable-Shareholder

         The Company is obligated to repay Jim Fick a loan dated June 16, 1994 in the principal amount of $10,000 payable in 180 monthly installments of $108.50 including interest at 10.250% over a 15 year period. The principal balance due at December 31, 1998 and September 30, 1999 is $8,242 and $7,907 respectively.

         The Company is obligated to Charles Fick III to repay $20,000 advanced on August 30, 1999 payable on demand with interest at 12%.

         The Company is obligated to Charles Fick III to repay $50,000 advanced on January 2, 1999 payable in 18 monthly installments of $3,002 including interest at 10%. The principal balance at September 30, 1999 is $28,697.

         The Company is obligated to Jim Fick to repay moneys advanced in 1996 aggregating $86,000 payable in monthly installments of $300 principal and interest at 1% of the unpaid balance. At December 31, 1998 and September 30, 1999, the principal balances are $86,000 and $83,600 respectively.

Note 6 - Business and Credit Concentrations

         The amount reported in the financial statements for cash approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

         Financial instruments that potentially subject the company to credit risk consist principally of trade receivables. Collateral is generally not required.

Note 7 - Capital Lease Obligations

         Property held under capital leases, included with owned property on the balance sheets at December 31, 1998 and September 30, 1999, consists of the following:

                                                             December 31,        September 30,
                                                              1998                      1999
         Classification
         Communications equipment and computers               $113,244                $116,899
         Less: accumulated depreciation                        (53,408)                (71,240)
                                                                -------                 -------
         Property and equipment under
         capital leases, net                                   $ 59,836                $ 45,659

         Capital lease obligations at December 31, 1998 and September 30, 1999, consist of the following:

                    CONNECT NORTHWEST INTERNET SERVICES, LLC
                 (a Washington State Limited Liability Company)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

         Non-cancelable equipment leases expiring through August, 2001, payable in monthly installments aggregating $4,523 including imputed interest at various rates ranging from 16.9% to 35.3%,

         Secured by certain equipment                              $78,672                  $56,520

         Less: current portion of capital lease
                  obligations                                      (32,685)                 (56,520)
                                                                  --------                  -------

         Long-term capital lease obligations, net                 $ 45,987                  $   -0-

      The following is a schedule of future lease payments under capital leases for years ending December 31,:

                                            1999                       $52,325
                                            2000                        46,046
                                            2001                        11,312

         Total minimum lease payments                                  109,683

         Less:   interest imputed at various rates                     (31,011)
                                                                     ---------
         Present value of minimum lease payments                       $78,672

         Note 8 - Commitments

         Lease of office space

         The Company leases office space under various leases expiring through December 31, 2003

       Future minimum lease payments will aggregate approximately $196,090 over the next five years:

                                    1999             $31,956
                                    2000             $40,356
                                    2001             $39,378
                                    2002             $36,000
                                    2003             $38,400

         Rent expense for the years ended December 31, 1998 and 1999 and for the nine months ended September 30, 1998 and 1999 was $22,698, $40,897, $18,010 and
$36,543 respectively.

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Intouch.Internet Inc.

(a wholly owned subsidiary of CoyoteNet Inc.)

         We have audited the accompanying balance sheets of Intouch.Internet Inc. (a wholly owned subsidiary of CoyoteNet Inc.) as of June 30, 1999 and January 31, 1999 and 1998 and the related statements of operations, changes in stockholder's equity and cash flows for the five months ended June 30, 1999 and two years ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intouch.Internet Inc. (a wholly owned subsidiary of CoyoteNet Inc.), as of June 30, 1999 January 31, 1999 and 1998, and the results of its operations and its cash flows for the five months ended June 30, 1999 and two years ended January 31, 1999 and 1998 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                   Respectfully submitted,


                                                    /S/ ROBISON, HILL & CO.
                                                   Certified Public Accountants

Salt Lake City, Utah
March 29, 2000

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                                 BALANCE SHEETS

                                             June 30,          January 31,
                                            ---------    ----------------------
                                               1999         1999         1998
                                            ---------    ---------    ---------
ASSETS

Current Assets

   Cash .................................   $   1,759    $  12,355    $   6,436
   Accounts Receivable ..................         592        1,004       12,770
   Inventory ............................         923        3,682        6,368
   Prepaid Expenses .....................       4,193        3,620        2,733
                                            ---------    ---------    ---------

        Total Current Assets ............       7,467       20,661       28,307

Property & Equipment

   Computer Equipment ...................      38,110       36,502       36,502
   Computer Software ....................      12,284        6,971        6,923
   Furniture and Fixtures ...............       4,509        4,361        4,249
   Leasehold Improvements ...............      10,574       10,228       10,784
   Computer Equipment under Capital Lease      18,374       17,772       46,759
   Less Accumulated Depreciation ........     (46,804)     (40,435)     (38,923)
                                            ---------    ---------    ---------

        Net Property & Equipment ........      37,047       35,399       66,294

Other Assets

   Goodwill .............................      23,886         --           --
   Due from Parent Company ..............        --         11,188        7,318
                                            ---------    ---------    ---------

        Total Assets ....................   $  68,400    $  67,248    $ 101,919
                                            =========    =========    =========

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                                 BALANCE SHEETS
                                   (Continued)

                                                      June 30,          January 31,
                                                     ---------    ----------------------
                                                        1999         1999         1998
                                                     ---------    ---------    ---------
LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

   Accounts Payable and Accrued Liabilities ......   $  49,679    $  77,096    $  55,095
   Obligation Under Capital Lease ................       1,771        5,796        9,628
                                                     ---------    ---------    ---------

        Total Current Liabilities ................      51,450       82,892       64,723
                                                     ---------    ---------    ---------

Long Term and Other Liabilities

   Deferred Revenue ..............................      45,474       42,257       40,040
   Obligation Under Capital Leases ...............        --           --         16,569
   Long-term Loan ................................      66,973       45,882       63,641
                                                     ---------    ---------    ---------

        TOTAL LONG TERM AND OTHER LIABILITIES ....     112,447       88,139      120,250
                                                     ---------    ---------    ---------

        Total Liabilities ........................     163,897      171,031      184,973
                                                     ---------    ---------    ---------

Stockholder's Equity

   Common Stock ..................................          69           69           69
   Retained Deficit ..............................    (115,789)    (110,554)     (85,050)
   Currency Translation Adjustment ...............      20,223        6,702        1,927
                                                     ---------    ---------    ---------

        Total Stockholder's Equity ...............     (95,497)    (103,783)     (83,054)
                                                     ---------    ---------    ---------

        Total Liabilities and Stockholder's Equity   $  68,400    $  67,248    $ 101,919
                                                     =========    =========    =========





The accompanying notes are an integral part of these consolidated financial statements.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                            STATEMENTS OF OPERATIONS

                                           For the five
                                           months ended     For the year ended
                                             June 30,          January 31,
                                            ---------    -----------------------
                                                 1999         1999         1998
                                            ---------    ---------    ---------
REVENUES

   Sales ................................   $ 155,448    $ 404,163    $ 321,679
   Cost of Sales ........................      42,683      186,578      171,624
                                            ---------    ---------    ---------

        Gross Margin ....................     112,765      217,585      150,055

EXPENSES

   Research and Development .............        --          3,541       14,255
   General and Administrative ...........     114,967      220,840      185,388
                                            ---------    ---------    ---------

        Total Expenses ..................     114,967      224,381      199,643

Other Income (Expense)
   Loss on disposal of assets ...........        --        (12,034)        --
   Interest Expense .....................      (3,033)      (6,674)      (7,855)
                                            ---------    ---------    ---------

        Net Other Income (Loss) .........      (3,033)     (18,708)      (7,855)
                                            ---------    ---------    ---------

Loss Before Taxes .......................      (5,235)     (25,504)     (57,443)

Income Tax Expense (Benefit) ............        --           --           --
                                            ---------    ---------    ---------

Net Loss ................................   $  (5,235)   $ (25,504)   $ (57,443)
                                            =========    =========    =========

Weighted Average Shares Outstanding .....         200          200          200
                                            =========    =========    =========

Loss Per Share ..........................   $  (26.18)   $ (127.52)   $ (287.22)
                                            =========    =========    =========




The accompanying notes are an integral part of these financial statements.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                                                 Currency
                                Common Stock        Retained   Translation
                           ---------------------
                             Shares       Amount    Deficit     Adjustment      Total
                           ---------   ---------   ---------    ---------    ---------

Balance February 1, 1997         200   $      69   $ (27,607)   $     605    $ (27,538)

Net Loss ...............        --          --       (57,443)       1,322      (57,443)
                           ---------   ---------   ---------    ---------    ---------

Balance January 31, 1998         200          69     (85,050)       1,927      (84,981)

Net Loss ...............        --          --       (25,504)       4,775      (25,504)
                           ---------   ---------   ---------    ---------    ---------

Balance January 31, 1999         200          69    (110,554)    (110,485)

Net Loss ...............        --          --        (5,235)      15,448       (5,235)
                           ---------   ---------   ---------    ---------    ---------

Balance June 30, 1999 ..         200   $      69   $(115,789)   $  20,223    $(115,720)
                           =========   =========   =========    =========    =========





   The accompanying notes are an integral part of these financial statements.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                            STATEMENTS OF CASH FLOWS

                                                      For the five
                                                      months ended  For the Year Ended
                                                        June 30,        January 31,
                                                       --------    --------------------
                                                         1999        1999        1998
                                                       --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss ...........................................   $ (5,235)   $(25,504)   $(57,443)
Adjustments used to reconcile net income to net cash
provided by (used in) operating activities:
   Depreciation and amortization ...................      4,942      20,209      22,388
   Deferred revenue ................................      3,216       2,217      40,040
   Loss from disposal of assets ....................       --        12,034        --
Changes in operating assets and liabilities:

   (Increase) Decrease in accounts receivable ......        412      11,766      (6,744)
   (Increase) Decrease in inventory ................      2,759       2,686      (5,153)
   (Increase) Decrease in Prepaid expenses .........       (573)       (887)       (304)
   Increase (Decrease) in Accounts payable .........    (27,417)     22,001      13,732
                                                       --------    --------    --------

Net cash provided by operating activities ..........    (21,896)     44,522       6,516
                                                       --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisition of Property and Equipment ..............    (10,168)     (4,147)    (24,647)
Expenditures for software development ..............     (6,781)    (22,110)    (49,481)
Proceeds from government grant for
   software development ............................       --        29,684      35,704
Proceeds from sale of software .....................     23,881        --          --
Goodwill from purchase of ISP accounts .............    (23,886)       --          --
                                                       --------    --------    --------

Net cash used by investing activities ..............    (16,954)      3,427     (38,424)
                                                       --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:

Parent company loan advance ........................     11,188      (3,870)    (43,037)
Obligation under capital lease (repayment) proceeds      (4,025)    (20,401)      7,027
Long-term debt (repayment) proceeds ................     21,091     (17,759)     63,450
                                                       --------    --------    --------

Net cash provided by (used in) financing activities      28,254     (42,030)     27,440
                                                       --------    --------    --------

Net increase (decrease) in cash and cash equivalents    (10,596)      5,919      (4,468)
Cash and cash equivalents at beginning of the year .     12,355       6,436      10,904
                                                       --------    --------    --------

Cash and cash equivalents at end of the year .......   $  1,759    $ 12,355    $  6,436
                                                       ========    ========    ========

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                             STATEMENT OF CASH FLOWS
                                   (Continued)

                                                      For the five
                                                      months ended  For the Year Ended
                                                        June 30,        January 31,
                                                       --------    --------------------
                                                         1999        1999        1998
                                                       --------    --------    --------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION:

Cash paid during the year for taxes ................   $   --      $   --      $    --
Cash paid during the year for interest .............   $  3,033    $  6,674    $   7,855

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING

ACTIVITIES:

None

The accompanying notes are an integral part of these financial statements.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                          NOTES TO FINANCIAL STATEMENTS
                   June 30, 1999 and January 31, 1999 and 1998


NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN

         The accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

         Several conditions and events cast doubt about the Company's ability to continue as a "going concern". The Company has incurred net losses of approximately $116,000 for the period from inception December 11, 1995 to June 30, 1999, has a liquidity problem, and requires additional financing in order to finance its business activities on an ongoing basis. The Company is actively pursuing alternative financing through it's Parent Company and has had discussions with various third parties, although no firm commitments have been obtained.

         The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress in developing its software products, and market penetration and profitable operations from its internet connection services.

         These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

         If the Company were unable to continue as a "going concern", then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

ORGANIZATION AND BASIS OF PRESENTATION

         The Company was incorporated under the Company Act (British Columbia) on December 11, 1995. At the close of business on June 30, 1999 CyPost Corporation acquired 100% of the outstanding shares of the Company from CoyoteNet Inc. The Company's executive offices are in Vancouver, B.C., Canada. There are no allocated expenses from the Parent (CoyoteNet Inc.). Because the companies operate separately and have no shared expenses, it is management's belief that the allocation methods used are reasonable.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                          NOTES TO FINANCIAL STATEMENTS
                   June 30, 1999 and January 31, 1999 and 1998
                                   (Continued)

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN (CONTINUED)
-----------------------------------------------------------

NATURE OF BUSINESS

         The Company was formed for the purpose of engaging in internet services and any other activity within the purposes for which corporations may be formed under the Company Act of British Columbia. Present operations include internet access service provider, website hosting and consulting, website development, sale of computer stations and custom programing.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

         This summary of accounting policies for Intouch.Internet Inc. is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

REVENUE RECOGNITION AND DEFERRED REVENUES

         The Company's primary source of revenue is earned from internet connection services. For contracts which exceed one month, revenue is recognized on a straight-line basis over the term of the contract as services are provided. Revenue applicable to future periods are classified as deferred revenue.

SOFTWARE DEVELOPMENT COSTS

         Under the criteria set forth in SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed', capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company has defined as the completion of beta testing of a working product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgement by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology. No software development costs have been capitalized by the Company to date.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                          NOTES TO FINANCIAL STATEMENTS
                   June 30, 1999 and January 31, 1999 and 1998
                                   (Continued)

NOTE 2 -  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

GOODWILL

         Goodwill represents the excess of the purchase price over the fair values assigned to identifiable net assets of acquired internet service provider accounts and is being amortized on the straight-line basis over a period of three years. The purchase was a cash transaction.

         The Company identifies and records impairment losses on goodwill when events and circumstances indicate that such goodwill might be impaired. The Company considers factors such as significant changes in the regulatory or business climate and projected future cash flows from the respective asset. Impairment losses are measured as the amount by which the carrying amount of goodwill exceeds its fair value.

FOREIGN CURRENCY TRANSLATION

         The functional currency of the Company is Canadian dollars. Balance sheet accounts are translated to U.S. dollars at the current exchange rate as of the balance sheet date. Income statement items are translated at average exchange rates during the period. The resulting translation adjustment is recorded as a separate component of stockholders' equity.

RECLASSIFICATION

         Certain reclassifications have been made in the 1999 and 1998 financial statements to conform with the June 30, 1999 presentation.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORY

         Inventory consists of computer equipment held for sale. Inventory is valued at the lower of first-in, first-out and net realizable value.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                          NOTES TO FINANCIAL STATEMENTS
                   June 30, 1999 and January 31, 1999 and 1998
                                   (Continued)

NOTE 2 -  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

CASH EQUIVALENTS

         For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

INCOME TAXES

         The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

EARNINGS (LOSS) PER SHARE

         The reconciliations of the numerators and denominators of the basic earnings per share ("EPS") computations are as follows:

                                                                    June 30,                 December 31,
                                                                 ---------------   --------------------------------
                                                                      1999              1999             1998
                                                                 ---------------   --------------   ---------------
NUMERATOR

Net Income (Loss) To Common Stockholder                          $        (5,235)  $      (25,504)  $       (57,443)
                                                                 ===============   ==============   ===============

DENOMINATOR

Weighted Average Number of Common Shares                                     200              200               200
                                                                 ===============   ==============   ===============

EPS

Basic & Diluted Earnings (Loss) Per Share                        $       (26.18)   $     (127.52)   $      (287.22)
                                                                 ===============   ==============   ===============

The effects of potential common shares such as warrants would be antidilutive in each of the periods presented and are thus not considered.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                          NOTES TO FINANCIAL STATEMENTS
                   June 30, 1999 and January 31, 1999 and 1998
                                   (Continued)

NOTE 2 -  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

PROPERTY & EQUIPMENT

         Fixed assets are stated at cost. Depreciation and amortization are computed using the declining balance and straight-line method over the estimated economic useful lives of the related assets as follows:

      Computer equipment                 Declining balance method            30%
      Computer software                  Straight-line method               100%
      Office furniture and fixtures      Declining balance method            20%
      Leasehold improvements             Straight-line method                20%

         Upon sale or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in the determination of income or loss.

         Expenditures for maintenance and repairs are charged to expense as incurred. Major overhauls and betterments are capitalized and depreciated over their estimated economic useful lives.

NOTE 3 - SHARE CAPITAL

Authorized:
  100,000  Class A common  voting  non-participating  shares  without par value
  100,000  Class B common  non-voting  participating  shares  without par value
  100,000 Class C common non-voting participating shares without par value 100,000 Class D common non-voting participating shares without par value
1,000,000Class E preferred shares with a par value of $.01 each, redeemable at $1,000 per share 1,000,000 Class F preferred shares with a par value of $1.00 each redeemable at a price to be determined by the directors at the time of issue
1,000,000Class G preferred  shares with a par value of $.01 each,  redeemable at a price to be determined by the directors at the time of issue 1,000,000Class H preferred shares with a par value of $10.00 each, redeemable at
         $10.00 per share

Issued and outstanding for each of the periods presented 100 Class A, 40 Class B, 40 Class C and 20 Class D shares. Total issued 200 common shares.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                          NOTES TO FINANCIAL STATEMENTS
                   June 30, 1999 and January 31, 1999 and 1998
                                   (Continued)

NOTE 4 - INCOME TAXES

         In accordance with SFAS 109, the Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement reporting and the tax bases of the assets and liabilities, and are measured at the enacted tax rates that will be in effect when the differences are expected to reverse. Such differences principally arise from the timing of income and expense recognition for accounting and tax purposes.

         The application of SFAS 109 does not have any material effect on the assets, liabilities, or operations for the periods presented in these financial statements. Deferred tax assets arising from the Company's net operating loss carryforwards have been fully offset by a valuation allowance.

         At June 30, 1999, the Company has net operating loss carryforwards for income tax purposes of approximately $115,000 which are available to offset future taxable income. The Company's utilization of these carryforwards may be restricted due to changes in ownership during the year. The components of the deferred tax asset as of June 30, 1999 and January 31, 1999 and 1998 are as follows:

                                                                  June 30,                   January 31,
                                                               ---------------    ---------------------------------
                                                                    1999               1999              1998
                                                               ---------------    ---------------  ----------------
Deferred Tax Asset:
  Net operating loss carryforward                              $        51,750    $        49,500  $         38,200
Valuation Allowance                                                    (51,750)           (49,500)          (38,200)
                                                               ---------------    ---------------  ----------------

Net Deferred Tax Asset                                         $                - $               -$               -
                                                               ==================================  ================


NOTE 5 - LOAN TO PARENT COMPANY

         The loan is payable from the parent company, is unsecured without interest and has no fixed terms of repayment.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                          NOTES TO FINANCIAL STATEMENTS
                   June 30, 1999 and January 31, 1999 and 1998
                                   (Continued)

NOTE 6 - OBLIGATION UNDER CAPITAL LEASE

Computer equipment under capital lease:

                                                                      June 30,                January 31,
                                                                   ---------------  -------------------------------
                                                                        1999                  1999             1998
                                                                   ---------------  --------------  ---------------
Capital lease payable, bearing interest
   At 16.5%, due August 1999                                       $         1,771  $        5,796  $        26,197

Less   current maturities                                                   (1,771)         (5,796)          (9,628)
                                                                   ---------------  --------------  ---------------

Net long-term obligation                                           $          --    $         --    $        16,569
                                                                   ===============  ==============  ===============

NOTE 7 - COMMITMENT

         The Company leases office and retail store premises under a lease expiring December 2001. Future minimum lease payments will aggregate $30,798 over the next three years:

2000                                 $        11,931
2001                                          12,485
2002                                           6,381

Rent expense for June 30, 1999 was $12,997, and for January 31, 1999 and 1998 was $28, 070 and $23,562.

NOTE 8 - LOSS ON DISPOSAL OF ASSETS

         The loss of $12,034 during the January 31, 1999 fiscal year was the result of the abandonment of obsolete equipment.

                          INDEPENDENT AUDITOR'S REPORT


Board of Directors
Internet Arena, Inc.

         We have audited the accompanying balance sheets of Internet Arena, Inc., as of December 31, 1998 and 1997 and the related statements of operations, changes in stockholder's equity and cash flows for the two years ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet Arena, Inc., as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the two years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                   Respectfully submitted,


                                                   /S/ ROBISON, HILL & CO.
                                                   Certified Public Accountants

Salt Lake City, Utah
March 29, 2000

                              INTERNET ARENA, INC.
                                 BALANCE SHEETS

                                                   September 30,
                                                    (unaudited)        December 31,
                                                     ---------    ----------------------
                                                        1999         1998         1997
                                                     ---------    ---------    ---------
ASSETS
Current Assets
   Cash ..........................................   $   3,685    $   9,129    $   4,500
Employee Receivable ..............................        --           --          2,800
                                                     ---------    ---------    ---------
        Total Current Assets .....................       3,685        9,129        7,300
                                                     ---------    ---------    ---------
Property & Equipment
   Computers - Internet ..........................     141,249      141,249      151,669
   Computers - Office Equipment ..................       4,273        4,273        3,642
   Other Small Equipment .........................      16,123       16,123       15,093
   Leasehold Improvements ........................      11,926       11,926       10,782
   Less Accumulated Depreciation .................    (131,645)    (108,617)     (74,779)
                                                     ---------    ---------    ---------
        Net Property & Equipment .................      41,926       64,954      106,407
                                                     ---------    ---------    ---------
Other Asset - Deposit ............................       6,760        6,760        6,760
                                                     ---------    ---------    ---------
        Total Assets .............................   $  52,371    $  80,843    $ 120,467
                                                     =========    =========    =========


LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
   Accounts Payable and Accrued Liabilities ......   $  16,905    $   3,441    $   4,033
   Deferred Revenue ..............................      51,740       62,959        1,633
   Short term Notes Payable ......................        --          2,859         --
   Note Payable Line of Credit ...................      33,986       33,763       30,380
   Current Portion of Notes Payable ..............      14,296       14,296       14,296
                                                     ---------    ---------    ---------
        Total Current Liabilities ................     116,927      117,318       50,342
                                                     ---------    ---------    ---------
Long Term and Other Liabilities
   Shareholder - Advances ........................     146,000      242,860      162,438
   Notes Payable .................................      29,377       40,829       48,348
                                                     ---------    ---------    ---------
        Total Long Term and Other Liabilities ....     175,377      283,689      210,786
                                                     ---------    ---------    ---------
        Total Liabilities ........................     292,304      401,007      261,128
                                                     ---------    ---------    ---------
Stockholder's Equity
   Common Stock ..................................     316,079      190,575      148,875
   Retained Deficit ..............................    (556,012)    (510,739)    (289,536)
                                                     ---------    ---------    ---------
        Total Stockholder's Equity (Deficit) .....    (239,933)    (320,164)    (140,661)
                                                     ---------    ---------    ---------

        Total Liabilities and Stockholder's Equity   $  52,371    $  80,843    $ 120,467
                                                     =========    =========    =========

   The accompanying notes are an integral part of these financial statements.

                              INTERNET ARENA, INC.
                            STATEMENTS OF OPERATIONS

                                           (unaudited)
                                          For the nine
                                          months ended     For the year ended
                                          September 30,        December 31,
                                            ---------    ----------------------
                                               1999         1998         1997
                                            ---------    ---------    ---------
REVENUES

   Sales ................................   $ 466,360    $ 342,089    $ 194,457
   Cost of Sales ........................     245,839      204,166       75,323
                                            ---------    ---------    ---------

        Gross Margin ....................     220,521      137,923      119,134
                                            ---------    ---------    ---------

EXPENSES

   Selling ..............................      10,363       37,618       24,736
   General and Administrative ...........     240,973      295,356      274,745
                                            ---------    ---------    ---------

        Total Expenses ..................     251,336      332,974      299,481
                                            ---------    ---------    ---------

Other Income (Expense)
   Interest Income ......................        --             34         --
   Loss on Sale of Assets ...............        --         (4,307)
   Interest Expense .....................     (14,458)     (21,879)     (15,995)
                                            ---------    ---------    ---------

        Net Other Income (Loss) .........     (14,458)     (26,152)     (15,995)
                                            ---------    ---------    ---------

Loss Before Taxes .......................     (45,273)    (221,203)    (196,342)

Income Tax Expense (Benefit) ............        --           --           --
                                            ---------    ---------    ---------

Net Loss ................................   $ (45,273)   $(221,203)   $(196,342)
                                            =========    =========    =========

Weighted Average Shares Outstanding .....      15,963       14,971       11,077
                                            =========    =========    =========

Loss Per Share ..........................   $   (2.84)   $  (14.78)   $  (17.73)
                                            =========    =========    =========




   The accompanying notes are an integral part of these financial statements.

                              INTERNET ARENA, INC.
                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY





                                                 Common Stock          Retained
                                          -----------------------
                                            Shares       Amount        Deficit
                                          ---------     ---------     ---------

Balance January 1, 1997 .............         8,010     $ 140,551     $ (93,194)

Sale of Common Stock for cash .......         6,134         8,324          --

Net Loss ............................          --            --        (196,342)
                                          ---------     ---------     ---------

Balance December 31, 1997 ...........        14,144       148,875      (289,536)

Sale of Common Stock for cash .......         1,102        28,137          --

Net Loss ............................          --            --        (221,203)
                                          ---------     ---------     ---------

Balance December 31, 1998 ...........        15,246       190,575      (510,739)

Sale of Common Stock for cash .......        11,434       125,504          --

Net Loss ............................          --            --         (45,273)
                                          ---------     ---------     ---------

Balance September 30, 1999
   (Unaudited) ......................        26,680     $ 316,079     $(556,012)
                                          =========     =========     =========






   The accompanying notes are an integral part of these financial statements.

                              INTERNET ARENA, INC.
                            STATEMENTS OF CASH FLOWS

                                                      (unaudited)
                                                     For the nine
                                                     months ended     For the Year Ended
                                                     September 30,       December 31,
                                                       ---------    ----------------------
                                                          1999         1998         1997
                                                       ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss ...........................................   $ (45,273)   $(221,203)   $(196,342)
Adjustments used to reconcile net income to net cash
provided by (used in) operating activities:
   Depreciation and amortization ...................      23,028       36,976       48,594
   Deferred revenue ................................     (11,219)      61,326         --
   Loss from disposal of assets ....................        --          4,307         --
Changes in operating assets and liabilities:

   (Increase) Decrease in employee receivable ......        --          2,800       (2,800)
   Increase (Decrease) in Accounts payable .........      13,464         (592)       1,873
                                                       ---------    ---------    ---------

Net cash provided by operating activities ..........     (20,000)    (116,386)    (148,675)
                                                       ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisition of Property and Equipment ..............        --         (2,805)     (48,434)
Increase in Other Assets - Deposits ................        --           --         (2,921)
Proceeds from disposal of assets ...................        --          2,975         --
                                                       ---------    ---------    ---------

Net cash used by investing activities ..............        --            170      (51,355)
                                                       ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from sale of Common Stock .................     125,504       41,700        8,325
Advances from Stockholder ..........................     (96,860)      80,422      162,438
Short term debt (repayment) proceeds ...............      (2,859)       2,859         --
Increase (decrease) note payable credit line .......         223        3,383       20,816
Long-term debt (repayment) proceeds ................     (11,452)      (7,519)     (12,396)
                                                       ---------    ---------    ---------

Net cash provided by (used in) financing activities       14,556      120,845      179,183
                                                       ---------    ---------    ---------

Net increase (decrease) in cash and cash equivalents      (5,444)       4,629      (20,847)
Cash and cash equivalents at beginning of the year .       9,129        4,500       25,347
                                                       ---------    ---------    ---------

Cash and cash equivalents at end of the year .......   $   3,685    $   9,129    $   4,500
                                                       =========    =========    =========

                              INTERNET ARENA, INC.
                             STATEMENT OF CASH FLOWS
                                   (Continued)



                                                      (unaudited)
                                                     For the nine
                                                     months ended     For the Year Ended
                                                     September 30,       December 31,
                                                       ---------    ----------------------
                                                          1999         1998         1997
                                                       ---------    ---------    ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION:

Cash paid during the year for taxes ................   $    --      $    --      $    --
Cash paid during the year for interest .............   $  14,458    $  21,879    $  15,995

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING

ACTIVITIES:

None

   The accompanying notes are an integral part of these financial statements.

                              INTERNET ARENA, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997
                 references to September 30, 1999 are unaudited

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN

         The accompanying financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

         Several conditions and events cast doubt about the Company's ability to continue as a "going concern". The Company has incurred net losses of approximately $541,000 for the period from June 28, 1996 (inception) to September 30, 1999, has a liquidity problem, and requires additional financing in order to finance its business activities on an ongoing basis. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained.

         The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress in developing its products, and market penetration and profitable operations from its internet connection services.

         These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

         If the Company were unable to continue as a "going concern", then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

ORGANIZATION AND BASIS OF PRESENTATION

         The Company was incorporated in the State of Oregon on June 28, 1996 under the name of Inter-X, Inc. On July 18, 1996 the Company changed its name to Internet Arena, Inc. At the close of business on November 9, 1999 CyPost Corporation acquired substantially all the assets used or useful in the operation of the Business of Internet Arena, Inc. CyPost's executive offices are in Vancouver, B.C., Canada. The Company's principal place of business is at 1016 SW Taylor, Portland, Oregon.

         The unaudited financial statements as of September 30, 1999 and for the nine months then ended reflect, in the opinion of management, all adjustments (which include only normal recurring

                              INTERNET ARENA, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997
                 references to September 30, 1999 are unaudited
                                   (Continued)

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN (CONTINUED)
-----------------------------------------------------------

ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

adjustments) necessary to fairly state the financial position and results of operations for the nine months. Operating results for interim periods are not necessarily indicative of the results which can be expected for full years.

NATURE OF BUSINESS

         The Company was formed for the purpose of engaging in internet services and any other activity within the purposes for which corporations may be formed. Present operations include third- party Internet connectivity-related services (including but not limited to, dial-up Internet access services, virtual server services, Internet routing services, and Internet server co-location services); custom Internet research services; Internet/computer education services; on-site computer/Internet rental services; and web site design services.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

         This summary of accounting policies for Internet Arena, Inc. is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

REVENUE RECOGNITION AND DEFERRED REVENUES

         The Company's primary source of revenue is earned from internet connection services. For contracts which exceed one month, revenue is recognized on a straight-line basis over the term of the contract as services are provided. Revenue applicable to future periods are classified as deferred revenue.

RECLASSIFICATION

         Certain reclassifications have been made in the 1998 and 1997 financial statements to conform with the September 30, 1999 presentation.

                              INTERNET ARENA, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997
                 references to September 30, 1999 are unaudited
                                   (Continued)

NOTE 2 -  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

         For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

EARNINGS (LOSS) PER SHARE

         The reconciliations of the numerators and denominators of the basic earnings per share ("EPS") computations are as follows:

                                                                September 30,                December 31,
                                                             -------------------   --------------------------------
                                                                    1999                1999             1998
                                                             -------------------   --------------   ---------------
NUMERATOR

Net Income (Loss) To Common Stockholder                      $           (45,273)  $     (221,203)  $      (196,342)
                                                             ===================   ==============   ===============

DENOMINATOR

Weighted Average Number of Common Shares                                  15,963           14,971            11,077
                                                             ===================   ==============   ===============

EPS

Basic & Diluted Earnings (Loss) Per Share                    $            (2.84)   $      (14.78)   $       (17.73)
                                                             ===================   ==============   ===============

The effects of potential common shares such as warrants would be antidilutive in each of the periods presented and are thus not considered.

                              INTERNET ARENA, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997
                 references to September 30, 1999 are unaudited
                                   (Continued)

NOTE 2 -  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

PROPERTY & EQUIPMENT

         Fixed assets are stated at cost. Depreciation and amortization are computed using the declining balance and straight-line method over the estimated economic useful lives of the related assets as follows:

      Computer equipment                 Declining balance method            30%
      Other Small Equipment              Declining balance method            29%
      Leasehold improvements             Straight-line method                20%

         Upon sale or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in the determination of income or loss.

         Expenditures for maintenance and repairs are charged to expense as incurred. Major overhauls and betterments are capitalized and depreciated over their estimated economic useful lives.

INCOME TAXES

         No provision for income taxes has been made since the Company elected to file an S- Corporation tax return under provisions for the federal and state tax laws. The income is distributed to its shareholders. At December 31, 1998, there are no net differences between the tax bases and the reported amounts of the S-Corporation's assets and liabilities.

CONCENTRATION OF CREDIT RISK

         The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. No customer accounts for more than 10% of sales.

         The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with one financial institution, in the form of demand deposits

                              INTERNET ARENA, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997
                 references to September 30, 1999 are unaudited
                                   (Continued)

NOTE 3 - BANK LOAN - LINE OF CREDIT

The Company's line-of-credit agreement with a bank terminated on November 9, 1999 and these funds are due on demand, including interest at the bank's prime rate plus 5%.

NOTE 4 - SHORT-TERM NOTES PAYABLE

         Short-Term Notes Payable consist of loans from unrelated entities as of December 31, 1998. The notes are payable one year from the date of issuance together with interest at 9.50% A.P.R.

NOTE 5 - SHAREHOLDER - ADVANCES

         The loan is payable to a shareholder, is unsecured without interest and has no fixed terms of repayment.

NOTE 6 - LONG-TERM DEBT

Long-term debt consists of the following:

                                                                                           1998                1997
                                                                             ------------------  ------------------
Note payable with interest at 10%, payments of $1,811
   monthly through October 2002 collateralized by equipment                  $           55,125  $           62,644
Less   current maturities                                                               (14,296)            (14,296)
                                                                             ------------------  ------------------

Net long-term debt                                                           $           40,829  $           48,348
                                                                             ==================  ==================

Annual principal payments on long-term debt are as follows:

1999                                 $        14,296
2000                                          14,296
2001                                          14,296
2002                                          12,237
Thereafter                                         -
                                     ---------------

                                     $        55,125
                                     ===============

                              INTERNET ARENA, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997
                 references to September 30, 1999 are unaudited
                                   (Continued)


NOTE 7 - RENT AND LEASE EXPENSE

         The Company occupies certain sales offices under a noncancellable lease. The lease is for thirty-six months expiring July 31, 2000, after which it will be renewed or revert to month to month. The current lease requires minimum rental payments of $23,775 per year.

         The minimum future lease payments under these leases for the next five years are:

     Year Ended December 31,                                  Real Property         Equipment
---------------------------------                           -----------------   -----------------
         1999                                               $          23,775   $          47,881
         2000                                                          13,869              33,457
         2001                                                               -              20,901
         2002                                                               -              10,101
         2003                                                               -               7,668
         Thereafter                                                         -                   -
                                                            -----------------   -----------------

         Total minimum future lease payments                $          37,644   $         120,008
                                                            =================   =================

         The leases generally provides that insurance, maintenance and tax expenses are obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

NOTE 8 - SHARE CAPITAL

Authorized:
   35,000 common shares without par value

Issued and outstanding:
September 30, 1999 26,680 common shares
December 31, 1998 16,680 common shares
December 31, 1997 14,144 common shares

                          INDEPENDENT AUDITOR'S REPORT


Board of Directors
NetRover Inc.

         We have audited the accompanying combined balance sheets of NetRover Inc .as of July 31, 1999 and 1998 and the related Combined statements of operations, changes in stockholder's equity and cash flows for the two years ended July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of NetRover Inc., as of September 30, 1999 July 31, 1999 and 1998, and the results of its operations and its cash flows for the two years ended July 31, 1999 and 1998 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                   Respectfully submitted,


                                                   /S/ ROBISON, HILL & CO.
                                                   Certified Public Accountants

Salt Lake City, Utah
March 29, 2000

                                  NETROVER INC.
                             COMBINED BALANCE SHEETS





                                          (Unaudited)
                                         September 30,           July 31,
                                                         -----------------------
                                              1999          1999          1998
                                           ---------     ---------     ---------
ASSETS

Current Assets

   Cash ...............................    $  30,527     $  20,725     $   3,130
   Accounts Receivable ................       51,606        44,653        45,447
   Prepaid Expenses ...................       31,413        72,531        50,862
                                           ---------     ---------     ---------

        Total Current Assets ..........      113,546       137,909        99,439

Property & Equipment

   Furniture & Equipment ..............      589,077       791,270          --
   Leasehold Improvements .............       12,007        48,194          --
                                           ---------     ---------     ---------
                                                           601,084       839,464
   Less Accumulated Depreciation ......     (347,356)     (399,128)         --
                                           ---------     ---------     ---------

        Net Property & Equipment ......      253,728       440,336       556,956

Other Assets

Intangibles, Net ......................       42,534        43,212          --
                                           ---------     ---------     ---------

        Total Assets ..................    $ 409,808     $ 621,457     $ 656,395
                                           =========     =========     =========

                                  NETROVER INC.
                             COMBINED BALANCE SHEETS
                                   (Continued)



                                                     (Unaudited)
                                                    September 30,             July 31,
                                                                    --------------------------
                                                         1999           1999           1998
                                                     -----------    -----------    -----------
LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

   Accounts Payable and Accrued Liabilities ......   $   177,314    $   248,905    $   165,437
   Deferred Revenue ..............................       395,559        393,165        371,157
   Shareholder Loans - Current ...................       662,270        669,877        486,321
   Current Portion Long-Term Debt ................        73,670         87,247         63,972
   Obligation Under Capital Lease ................          --           74,685        143,807
                                                     -----------    -----------    -----------

        Total Current Liabilities ................     1,308,813      1,473,879      1,230,694
                                                     -----------    -----------    -----------

Long Term and Other Liabilities

   Capital Lease Obligation ......................          --            2,373         69,279
   Shareholder Loans Long-Term ...................          --             --          269,000
                                                     -----------    -----------    -----------

        Total Long Term and Other Liabilities ....          --            2,373        338,279
                                                     -----------    -----------    -----------

        Total Liabilities ........................     1,308,813      1,476,252      1,568,973
                                                     -----------    -----------    -----------

Stockholder's Equity

   Preferred Stock ...............................          --             --             --
   Common Stock ..................................            74             74             74
   Retained Deficit ..............................      (887,550)      (859,752)      (915,437)
   Currency Translation Adjustment ...............       (11,529)         4,883          2,785
                                                     -----------    -----------    -----------

        TOTAL STOCKHOLDER'S EQUITY ...............      (899,005)      (854,795)      (912,578)
                                                                                   ===========
                                                     -----------    -----------    -----------

        Total Liabilities and Stockholder's Equity   $   409,808    $   621,457    $   656,395
                                                     ===========    ===========    ===========




The accompanying notes are an integral part of these combined financial statements.

                                  NETROVER INC.
                        COMBINED STATEMENTS OF OPERATIONS



                                     (Unaudited)
                                     For the two
                                     months ended        For the year ended
                                     September 30,            July 31,
                                      -----------    --------------------------
                                          1999           1999          1998
                                      -----------    -----------    -----------
REVENUES

   Sales ..........................   $   321,929    $ 1,850,655    $ 1,700,274
   Cost of Sales ..................       162,905      1,045,821        991,575
                                      -----------    -----------    -----------

        Gross Margin ..............       159,024        804,834        708,699

EXPENSES

   General and Administrative .....        93,431        643,044        703,179
                                      -----------    -----------    -----------

        Total Expenses ............        93,431        643,044        703,179

Other Income (Expense)
   Loss on disposal of assets .....       (85,468)       (45,353)          (905)
   Interest Expense ...............        (7,923)       (60,752)       (73,578)
                                      -----------    -----------    -----------

        Net Other Income (Loss) ...       (93,391)      (106,105)       (74,483)
                                      -----------    -----------    -----------

Loss Before Taxes .................       (27,798)        55,685        (68,963)

Income Tax Expense (Benefit) ......          --             --             --
                                      -----------    -----------    -----------

Net Income (Loss) .................   $   (27,798)   $    55,685    $   (68,963)
                                      ===========    ===========    ===========

Weighted Average Shares Outstanding           200            200            200
                                      ===========    ===========    ===========

Loss Per Share ....................   $   (138.99)   $    278.43    $   (344.82)
                                      ===========    ===========    ===========





The accompanying notes are an integral part of these combined financial statements.

                                  NETROVER INC.
             COMBINED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY


                                                                                         Currency
                                Preferred Stock         Common Stock         Retained   Translation
                             ---------------------   ---------------------
                               Shares     Amount      Shares      Amount      Deficit    Adjustment     Total
                             ---------   ---------   ---------   ---------   ---------    ---------    ---------

Balance August 1, 1997 ...        --     $    --           200   $      74   $(846,474)        --      $(846,400)

Net Loss .................        --          --          --          --       (68,963)       2,785      (66,178)
                             ---------   ---------   ---------   ---------   ---------    ---------    ---------

BALANCE JULY 31, 1998 ....        --          --           200          74    (915,437)       2,785     (912,578)
                                                                                                       =========

Net Income ...............        --          --          --          --        55,685        2,098       57,783
                             ---------   ---------   ---------   ---------   ---------    ---------    ---------

Balance July 31, 1999 ....        --          --           200          74    (859,752)       4,883     (854,795)

Net Loss .................        --          --          --          --       (27,798)     (16,412)     (44,210)
                             ---------   ---------   ---------   ---------   ---------    ---------    ---------

Balance September 30, 1999
   (Unaudited) ...........        --     $    --           200   $      74   $(887,550)   $ (11,529)   $(899,005)
                             =========   =========   =========   =========   =========    =========    =========



The accompanying notes are an integral part of these combined financial statements.

                                  NETROVER INC.
                        COMBINED STATEMENTS OF CASH FLOWS


                                                (unaudited)
                                                For the two
                                               months ended     For the Year Ended
                                               September 30,         July 31,
                                                 ---------    ----------------------
                                                    1999         1999         1998
                                                 ---------    ---------    ---------
CASH FLOWS FROM OPERATING
ACTIVITIES:
Net Loss .....................................   $ (27,798)   $  55,685    $ (68,963)
Adjustments used to reconcile net income
to net cash
provided by (used in) operating activities:
   Depreciation and amortization .............      26,917      178,751      154,009
   Deferred revenue ..........................       2,394       22,008       79,958
   Loss from disposal of assets ..............      85,468       45,353          905
   Currency translation adjustment ...........     (16,412)       2,098        2,785
Changes in operating assets and liabilities:

   (Increase) Decrease in accounts receivable       (4,480)     (16,132)      (6,681)
   (Increase) Decrease in Prepaid expenses ...      41,150      (21,424)     (13,059)
   Increase (Decrease) in Accounts payable ...     (75,950)      87,576     (168,340)
                                                 ---------    ---------    ---------
Net cash provided by operating activities ....      31,289      353,915      (19,386)
                                                 ---------    ---------    ---------

CASH FLOWS FROM INVESTING

ACTIVITIES:

Acquisition of Property and Equipment ........        (906)    (148,187)     (40,295)
Proceeds from sale of fixed assets ...........        --          7,189         --
                                                 ---------    ---------    ---------
Net cash used by investing activities ........        (906)    (140,998)     (40,295)
                                                 ---------    ---------    ---------

CASH FLOWS FROM FINANCING

ACTIVITIES:

Repayment of Long-Term Debt ..................     (13,975)     (51,042)     (37,730)
Repayment of Shareholder Loan ................      (7,138)     (73,928)     (88,905)
Repayment of Capital Lease Obligation ........        --       (144,426)    (109,796)
Proceeds of Long-Term Debt ...................         532       74,074      299,242
                                                 ---------    ---------    ---------
Net cash used in financing activities ........     (20,581)    (195,322)      62,811
                                                 ---------    ---------    ---------

Net increase in cash and cash equivalents ....       9,802       17,595        3,130
Cash and cash equivalents at beginning of year      20,725        3,130         --
                                                 ---------    ---------    ---------

Cash and cash equivalents at end of the year .   $  30,527    $  20,725    $   3,130
                                                 =========    =========    =========

                                  NETROVER INC.
                        COMBINED STATEMENT OF CASH FLOWS
                                   (Continued)


                                                (unaudited)
                                                For the two
                                               months ended     For the Year Ended
                                               September 30,         July 31,
                                                 ---------    ----------------------
                                                    1999         1999         1998
                                                 ---------    ---------    ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION:

Cash paid during the year for taxes ..........   $    --      $    --      $     --
Cash paid during the year for interest .......   $   5,401    $  31,568    $   33,351

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
ACTIVITIES:

None

The accompanying notes are an integral part of these combined financial statements.

                                  NETROVER INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998
                 references to September 30, 1999 are unaudited

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN

         The accompanying combined financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

         Several conditions and events cast doubt about the Company's ability to continue as a "going concern". The Company has incurred net losses of approximately $888,000 for the period from inception July 31, 1990 to September 30, 1999, has a liquidity problem, and requires additional financing in order to finance its business activities on an ongoing basis. The Company is actively pursuing alternative financing through and has had discussions with various third parties, although no firm commitments have been obtained.

         The Company's future capital requirements will depend on numerous factors including, but not limited to, continued market penetration and profitable operations from its internet connection services.

         These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

         If the Company were unable to continue as a "going concern", then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

ORGANIZATION AND BASIS OF PRESENTATION

         The Company was incorporated under the laws of the Province of Ontario on July 31, 1999 under the name of Akita Systems Group, Inc. and changed its name to Netrover, Inc. on March 24, 1995. At the close of business on October 4, 1999 CyPost Corporation acquired 100% of the outstanding shares of the Company. The Company's executive offices are in Vancouver, B.C., Canada.

                                  NETROVER INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998
                 references to September 30, 1999 are unaudited
                                   (Continued)

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN (CONTINUED)
-----------------------------------------------------------

ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

         The unaudited financial statements as of September 30, 1999 and for the two months then ended reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and results of operations for the two months. Operating results for interim periods are not necessarily indicative of the results which can be expected for full years.

NATURE OF BUSINESS

         The Company was formed for the purpose of engaging in internet services and any other activity within the purposes for which corporations may be formed under the laws of the Province of Ontario. Present operations include internet access service provider, website hosting and consulting, website development, sale of computer stations and custom programing.

COMBINATION POLICY - COMMON CONTROL

         The accompanying combined financial statements include the accounts of the Company and Netrover Office Inc. incorporated under the laws of the Province of Ontario, both of which are under common control. All significant inter-company accounts and transactions have been eliminated in combination.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

         This summary of accounting policies for NetRover Inc. is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

REVENUE RECOGNITION AND DEFERRED REVENUES

         The Company's primary source of revenue is earned from internet connection services. For contracts which exceed one month, revenue is recognized on a straight-line basis over the term of the contract as services are provided. Revenue applicable to future periods are classified as deferred revenue.

                                  NETROVER INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998
                 references to September 30, 1999 are unaudited
                                   (Continued)

NOTE 2 -  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

FOREIGN CURRENCY TRANSLATION

         The functional currency of the Company is Canadian dollars. Balance sheet accounts are translated to U.S. dollars at the current exchange rate as of the balance sheet date. Income statement items are translated at average exchange rates during the period. The resulting translation adjustment is recorded as a separate component of stockholders' equity.

RECLASSIFICATION

         Certain reclassifications have been made in the 1999 and 1998 financial statements to conform with the September 30, 1999 presentation.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

         For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

INCOME TAXES

         The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

                                  NETROVER INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998
                 references to September 30, 1999 are unaudited
                                   (Continued)

NOTE 2 -  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

EARNINGS (LOSS) PER SHARE

         The reconciliations of the numerators and denominators of the basic earnings per share ("EPS") computations are as follows:

                                                                September 30,               December 31,
                                                              ------------------  ---------------------------------
                                                                     1999              1999              1998
                                                              ------------------  ---------------  ----------------
NUMERATOR
Net Income (Loss) To Common Stockholder                       $          (27,798) $        55,685  $        (68,963)
                                                              ==================  ===============  ================
DENOMINATOR
Weighted Average Number of Common Shares                                     200              200               200
                                                              ==================  ===============  ================

EPS
Basic & Diluted Earnings (Loss) Per Share                     $         (138.99)  $        278.43  $       (344.82)
                                                              ==================  ===============  ================

The effects of potential common shares such as warrants would be anti-dilutive in each of the periods presented and are thus not considered.

PROPERTY & EQUIPMENT

         Fixed assets are stated at cost. Depreciation and amortization are computed using the declining balance and straight-line method over the estimated economic useful lives of the related assets as follows:

      Computer equipment                 Straight-line method        3 - 5 years
      Office furniture and fixtures      Straight-line method            5 years
      Leasehold improvements             Straight-line method            5 years

         Upon sale or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in the determination of income or loss.

         Expenditures for maintenance and repairs are charged to expense as incurred. Major overhauls and betterments are capitalized and depreciated over their estimated economic useful lives.

                                  NETROVER INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998
                 references to September 30, 1999 are unaudited
                                   (Continued)

NOTE 3 - SHARE CAPITAL

o Class A, non-voting, non-cumulative shares, dividends retractable at the paid-up amount. Unlimited shares authorized, no par value, none issued
o Class B, non-voting, non-cumulative shares, dividends redeemable at the paid-up amount. Unlimited shares authorized, no par value, none issued
o Class C, non-voting, 10% non-cumulative shares, dividends retractable at the paid-up amount. Unlimited shares authorized, no par value, none issued
o Class D, non-voting, non-cumulative shares, dividends redeemable at the paid-up amount. Unlimited shares authorized, no par value, none issued
o        Common shares. Unlimited shares authorized, no par value, 200 issued

NOTE 4 - INCOME TAXES

         In accordance with SFAS 109, the Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement reporting and the tax bases of the assets and liabilities, and are measured at the enacted tax rates that will be in effect when the differences are expected to reverse. Such differences principally arise from the timing of income and expense recognition for accounting and tax purposes.

         The application of SFAS 109 does not have any material effect on the assets, liabilities, or operations for the periods presented in these financial statements. Deferred tax assets arising from the Company's net operating loss carryforwards have been fully offset by a valuation allowance.

         At September 30, 1999, the Company has net operating loss carryforwards for income tax purposes of approximately $885,000 which are available to offset future taxable income. The Company's utilization of these carryforwards may be restricted due to changes in ownership during the year. The components of the deferred tax asset as of September 30, 1999 and July 31, 1999 and 1998 are as follows:

                                                                  September                   July 31,
                                                                     30,
                                                               ---------------    ---------------------------------
                                                                    1999               1999              1998
                                                               ---------------    ---------------  ----------------
Deferred Tax Asset:
  Net operating loss carryforward                              $       345,100    $       334,600  $        356,500
Valuation Allowance                                                   (345,100)          (334,600)         (356,500)
                                                               ---------------    ---------------  ----------------

Net Deferred Tax Asset                                         $          --      $          --    $           --
                                                               ==================================  ================

                                  NETROVER INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998
                 references to September 30, 1999 are unaudited
                                   (Continued)

NOTE 5 - LONG-TERM DEBT

         Long-Term Debt consists of the following.

                                                                       September 30,              July 31,
                                                                          1999             1999              1998
                                                                     ---------------  ---------------   ---------------
     Loan payable in monthly installments of $4,175
A      until March 1, 2000, with interest at 10% to
      11%, collateralized by internet computer                       $        28,119  $        33,000   $                -
       equipment.
B    Non-interest bearing unsecured loan payable
        Due July 2000.                                                         4,931            4,361                 -
     Small business bank term loan repayable
C      in monthly principal installments of $1,189
       to December 1999; interest at bank prime rate
       plus 2.75%.                                                                 -            5,946            20,245
     Small business bank term loan repayable
D      in monthly principal installments of $1,824
       to September 1999; interest at bank prime rate
       plus 1.5%.                                                                  -            3,647            25,569
     Non-interest bearing loan payable from shareholders
E      payable on demand, secured by general security
       agreement                                                             391,470          401,234           486,321
     10% promissory note payable to a relative of a
F      shareholder; balance due November 2002; secured
       general security agreement                                            270,800          268,640           269,000
G    Non-interest bearing unsecured loan payable                              40,620           40,296            18,158
                                                                     ---------------  ---------------   ---------------
                                                                             735,940          757,124           819,293
     Less:  current maturities                                               735,940          757,124           550,293
                                                                     ---------------  ---------------   ---------------

                 Net long-term debt                                  $          --    $          --     $       269,000
                                                                     ===============  ===============   ===============

As a result of the acquisition of the company as of October 4, 1999, the Company repaid items E, F and G in full during October 1999. This payment was financed by the acquiring company.

                                  NETROVER INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998
                 references to September 30, 1999 are unaudited
                                   (Continued)


NOTE 6 - OBLIGATION UNDER CAPITAL LEASE

Computer equipment under capital lease:

                                                            September 30,                   July 31,
                                                          -----------------  --------------------------------------
                                                                1999                       1999                1998
                                                          -----------------  ------------------  ------------------

Capital leases payable                                    $            --    $           77,058  $          213,086
Less   current maturities                                              --                74,685             143,807
                                                          -----------------  ------------------  ------------------

Net long-term obligation                                  $            --    $            2,373  $           69,279
                                                          =================  ==================  ==================

NOTE 7 - COMMITMENT

         The Company leases office premises under a lease expiring December 2001. Future minimum lease payments will aggregate $33,715 over the next three years:

2000                                 $        31,210
2001                                           2,505
                                     ---------------

Total                                $        33,715
                                     ===============

                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775
                               FAX (973) 790-8845

To The Board of Directors and Shareholders
of   Hermes Net Solutions, Inc.
      a  British Columbia, Canadian corporation

       I have audited the accompanying balance sheet of Hermes Net Solutions, Inc. as of February 28, 1999 and the related statements of operations, cash flows and shareholders' equity for the years ended February 28, 1998 and 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

       I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

       In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hermes Net Solutions, Inc. as of February 28, 1999 and the results of its operations, shareholders equity and cash flows for the years ended February 28, 1998 and 1999 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that Hermes Net Solutions, Inc. will continue as a going concern. As more fully described in Note 2, the Company has suffered recurring losses from operations and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty._

   S/THOMAS P. MONAHAN
------------------------
Thomas P. Monahan, CPA
March 31, 2000
Paterson, New Jersey

                           HERMES NET SOLUTIONS, INC.
                    A BRITISH COLUMBIA, CANADIAN CORPORATION
                                  BALANCE SHEET
                                 (IN US DOLLARS)

                                                                           June 30,
                                                                             1999           February 28,
                                                                          UNAUDITED             1999
                                                                          ----------            ----
                               ASSETS
Current assets
  Cash and cash equivalents                                                        $82,804         $97,261
  ACCOUNTS RECEIVABLE NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS OF                     74,256          48,471
                                                                                   -------         ------
  Total current assets                                                             157,060         145,732

Property and equipment
  Furniture and fixtures                                                               772             772
  Computer equipment                                                                42,192          65,149
  LESS ACCUMULATED DEPRECIATION                                                     (9,306)        (17,905)
                                                                                   -------        --------
  TOTAL PROPERTY AND EQUIPMENT-NET                                                  33,658          48,016
                                                                                   -------          ------

TOTAL ASSETS                                                                     $ 190,718        $193,748
                                                                                 =========        ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable and accrued expenses                                            $67,362         $82,187
  Officer loans                                                                     37,631          25,785
  DEFERRED INCOME                                                                   70,820          69,988
                                                                                    ------          ------
  Total current liabilities                                                        175,813         177,960


Stockholders' equity
  Common Stock authorized 20,000,000 shares, without  par value
  Deficit                                                                          (4,529)         (4,473)
  CURRENCY TRANSLATION ADJUSTMENT                                                   18,755         19,582
                                                                                    ------         ------
TOTAL STOCKHOLDERS' EQUITY                                                         14,905          15,788
                                                                                   -------         ------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                       $ 190,718        $193,748
                                                                                 =========        ========

                           HERMES NET SOLUTIONS, INC.
                    A BRITISH COLUMBIA, CANADIAN CORPORATION
                             STATEMENT OF OPERATIONS
                                 (IN US DOLLARS)

                                                                                For the four
                                               For the          For the         months ended
                                              year ended       year ended         June 30,
                                             February 28,     February 28,          1999
                                                 1998             1999            UNAUDITED
                                                 ----             ----            ---------

Revenue                                            $143,598         $196,141            $153,930

DIRECT COSTS                                        54,324           80,250              56,680
                                                    -------          -------             ------

Gross profit                                         89,274          115,891              97,250

Operations:
  Selling, general and administrative                94,322          101,272              93,606
  DEPRECIATION AND  AMORTIZATION                     3,611           14,497                3,000
                                                     ------          -------               -----
  Total expense                                      97,933          115,769              96,606

Profit (Loss)  from operations                      (3,344)              122                 644

Other income

  Interest income                                       273            1,025               1,290
  INTEREST EXPENSE                                  (1,156)          (1,393)             (1,990)
                                                    ------           ------              -------
  Total other income                                  (883)           $(368)              $(700)

NET LOSS                                           $(4,227)           $(246)               $(56)
                                                   ========           ======               =====

WEIGHTED AVERAGE SHARES OUTSTANDING              2,000,000        2,000,000           2,000,000
                                                 ==========       ==========          =========

LOSS PER SHARE                                      $(0.00)          $(0.00)             $(0.00)
                                                    =======          =======             =======

                           HERMES NET SOLUTIONS, INC.
                    A BRITISH COLUMBIA, CANADIAN CORPORATION
                             STATEMENT OF CASH FLOWS


                                                                                                     For the four
                                                                    For the          For the       months ended June
                                                                   year ended       year ended            30,
                                                                  February 28,     February 28,          1999
                                                                      1998             1999            UNAUDITED
                                                                      ----             ----            ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                     $(4,227)           $(246)               $(56)

  Depreciation and amortization                                            3,611           14,497               3,000
  Deferred revenue                                                        56,342           13,646                 832
  Write off of fixed asset                                                                                     11,358
  Currency translation                                                    19,322              260               (827)
Changes in operating assets and liabilities
  Accounts receivable                                                   (62,911)           14,440            (25,785)
  ACCOUNTS PAYABLE AND ACCRUED EXPENSES                                   20,293           61,894            (14,825)
                                                                          ------           ------            --------
TOTAL CASH FLOWS FROM OPERATIONS                                          32,430          104,491            (26,303)

CASH FLOWS FROM FINANCING ACTIVITIES
  OFFICERS LOANS                                                          9,543            5,341              11,846
                                                                          ------           ------             ------
TOTAL CASH FLOWS FROM FINANCING ACTIVITIES                                 9,543            5,341              11,846

CASH FLOWS FROM INVESTING ACTIVITIES
  PURCHASES FIXED ASSETS                                                (24,180)         (41,741)
                                                                               -
  INCORPORATION COST                                                       (203)
                                                                           ----
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES                              (24,383)         (41,741)

NET INCREASE (DECREASE) IN CASH                                           17,590           68,091            (14,457)
CASH BALANCE BEGINNING OF PERIOD                                          11,580           29,170              97,261
                                                                          ------           ------              ------
CASH BALANCE END OF PERIOD                                               $29,170          $97,261             $82,804
                                                                         =======          =======             =======

                           HERMES NET SOLUTIONS, INC.
                    A BRITISH COLUMBIA, CANADIAN CORPORATION
                        STATEMENT OF STOCKHOLDERS EQUITY


                                                                                       Currency
DATE                                     COMMON        Common                            translation
                                         STOCK         STOCK          DEFICIT           ADJUSTMENT        TOTAL

Balance February 28, 1997                2,000,000       $679                                $19,337      $20,016
Currency translation adjustment                                                                (187)        (187)
NET LOSS                                                                  (4,227)                         (4,227)
                                         ---------    -------          ----------            -------      -------
Balance December 31, 1998                2,000,000        679             (4,227)             19,524       15,976

Currency translation adjustment                                                                 (58)         (58)
NET LOSS                                                                    (246)                           (246)
                                         ---------    -------          ----------            -------      -------
Balance February 28, 1999                2,000,000       $679            $(4,473)            $19,582      $15,788

Unaudited

Currency translation adjustment                                                                (827)        (827)
NET LOSS JUNE 30, 1999                                                       (56)                            (56)
                                         ---------    -------          ----------            -------      -------
BALANCE JUNE 30, 1999                   2,000,000       $679             $(4,529)           $18,755       14,905
                                        ==========      =====            ========           ========      ======

NOTE 1 - FORMATION OF COMPANY AND ISSUANCE OF COMMON STOCK

A. FORMATION AND DESCRIPTION OF THE COMPANY

         Hermes Net Solutions, Inc. (the "Company"), was formed on December 23, 1996 under the Company Act (British Columbia) and is authorized to issue 20,000,000 shares of common stock, without par value.

B. DESCRIPTION OF COMPANY

         The Company was formed for the purpose of engaging in Internet services and any other activity within the purposes for which corporations may be formed under the Company Act of British Columbia. Present operations include Internet access service provider, web site hosting and consulting and custom programming.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. BASIS OF FINANCIAL STATEMENT PRESENTATION

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses of $4,529 from inception to June 30, 1999. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company will be relying upon the resources of management to provide the necessary working capital to sustain the Company's continued operations until adequate financing can be located or the company achieves profitability. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing.

         The financial statements presented at February 28, 1999 consist of the balance sheet as at February 28, 1999 and the statements of operations, cash flows and stockholders equity for the years ending February 28, 1998 and 1999.

         The unaudited financial statements presented at June 30, 1999 consist of the balance sheet as at June 30, 1999 and the statements of operations, cash flows and stockholders equity for the four months ended June 30, 1999.

B. CASH AND CASH EQUIVALENTS

         Cash and Cash Equivalents - Temporary investments with a maturity of less than three months when purchased are treated as cash

C. PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight line methods over a period of five years. Maintenance and repairs are charged against operations and betterment's are capitalized.

D. REVENUE RECOGNITION

         The Company's primary source of revenue is earned from Internet connection services. For contracts which exceed one month, revenue is recognized on a straight-line basis over the term of the contract as services are provided. Revenue applicable to future periods are classified as deferred revenue.

E. SELLING AND MARKETING COSTS

         Selling and Marketing costs, are expensed as incurred. For the years ending February 28, 1998 and 1999 and for the four months ended June 30, 1999 was $5,493, $16 and $-0- respectively.

F. DIRECT COSTS

         The "direct costs" to provide services consist of the costs incurred to lease and rent telephone communications lines and services from communications companies.

G. SOFTWARE DEVELOPMENT

         Under the criteria set forth in SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company has defined as the completion of beta testing of a working product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology. No software development costs have been capitalized by the Company to date.

H. RECENT ACCOUNTING PRONOUNCEMENTS

         In March, 1998, the American Institute of Certified Public Accountants issued Statements of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The implementation of SOP 98-1 does not have a material impact on the Company's financial position or results of operations. Computer software costs that are incurred in the preliminary project stage are expensed as incurred. Once the capitalization criteria of the SOP have been met, costs incurred when developing computer software for internal are capitalized. No software development costs have been capitalized by the Company to date.

i. Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j. Foreign Currency Translation

         The functional currency of the Company is Canadian dollars. Balance sheet accounts are translated to U.S. dollars at the current exchange rate of the balance sheet date. Income statement items are translated at average exchange rates during the period. The resulting translation adjustment is recorded as a separate component of stockholder' equity.

k. Significant Concentration of Credit Risk

         At February 28, 1999 and June 30, 1999, the Company has concentrated its credit risk by maintaining deposits in one banks. The maximum loss that could have resulted from this risk totaled $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

L. LOSS PER SHARE:

         Basic loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding during the period. For the years ended February 28, 1998 and 1999 and for the four months ended June 30, 1999, there were no dilutive securities outstanding.

m. Unaudited financial information

         In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of June 30, 1999 and the results of its operations and its cash flows for the four months ended June 30, 1999. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations of the Securities and Exchange Commission. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

NOTE 3 - SALE OF COMPANY

         On June 30, 1999, the Company entered into a Share Purchase Agreement (the "Agreement"), with Cypost Corporation ("Cypost") pursuant to which the Company sold all of its issued and outstanding shares of common stock for a cash consideration of U.S. $528,000.

NOTE 4 - RELATED PARTY TRANSACTIONS

         A. OFFICER SALARIES

         No officer has received a salary in excess of $100,000.

         B. LOANS PAYABLE-SHAREHOLDER

         As of February 28, 1999 and June 30, 1999, the Company is obligated to repay monies advanced by officers of the Company aggregating $25,785 and $37,631 respectively with interest at 6% and is payable on demand.

NOTE 6 - INCOME TAXES

         The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of February 28, 1999 and June 30, 1999, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carryforward and was fully offset by a valuation allowance.

         At June 30, 1999, the Company has net operating loss carry forwards for income tax purposes of $4,529. This carryforward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carryforward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

         The components of the net deferred tax asset as of June 30, 1999 is as follows:

       Deferred tax asset:

            Net operating loss carry forward                      $ 1,540
            Valuation allowance                                   $(1,540)
                                                                 ---------

            Net deferred tax asset                               $   -0-
                                                                  ======



         The Company recognized no income tax benefit for the loss generated in the period from inception to June 30, 1999.

         SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income.

         Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

NOTE 7 - BUSINESS AND CREDIT CONCENTRATIONS

         The amount reported in the financial statements for cash approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.



         Financial instruments that potentially subject the company to credit risk consist principally of trade receivables. Collateral is generally not required.

NOTE 8 - COMMITMENTS

         The Company leases office space under a year lease expiring January 31, 2000 for an aggregate rental of Cdn $9,948 (U.S. $6,756).

         Rent expense for the years ended February 28, 1998 and 1999 and for the four months ended June 30, 1999 was U.S. $5,129, $5,029 and $2,509 respectively.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

         On June 30, 1999, CyPost Corporation ("CyPost") and Intouch.Internet Inc. ("Intouch") executed the Share Purchase Agreement that provides for the acquisition of Intouch as a wholly owned subsidiary of CyPost. See "The Merger." The following unaudited pro forma condensed combined financial statements are based on the June 30, 1999 historical consolidated financial statements of CyPost and the financial statements of Intouch contained elsewhere herein, giving effect to the transaction under the purchase method of accounting, with CyPost treated as the acquiring entity for financial reporting purposes. The unaudited pro forma condensed combined balance sheet presenting the financial position of the Surviving Corporation assumes the purchase occurred as of June 30, 1999. The unaudited pro forma condensed combined statement of operations presents the results of operations of the Surviving Corporation, assuming the merger was completed on January 1, 1998.

         On November 9, 1999, CyPost Corporation ("CyPost") and Internet Arena Inc. ("Arena") executed the Share Purchase Agreement that provides for the acquisition of Arena as a wholly owned subsidiary of CyPost. See "The Merger." The following unaudited pro forma condensed combined financial statements are based on the June 30, 1999 historical consolidated financial statements of CyPost and the financial statements of Arena contained elsewhere herein, giving effect to the transaction under the purchase method of accounting, with CyPost treated as the acquiring entity for financial reporting purposes. The unaudited pro forma condensed combined balance sheet presenting the financial position of the Surviving Corporation assumes the purchase occurred as of June 30, 1999. The unaudited pro forma condensed combined statement of operations presents the results of operations of the Surviving Corporation, assuming the merger was completed on January 1, 1998.

         On October 4, 1999, CyPost Corporation ("CyPost") and NetRover Inc. and NetRover Office Inc. (combined "Netrover") executed the Share Purchase Agreement that provides for the acquisition of Netrover as a wholly owned subsidiary of CyPost. See "The Merger." The following unaudited pro forma condensed combined financial statements are based on the June 30, 1999 historical consolidated financial statements of CyPost and the financial statements of NetRover contained elsewhere herein, giving effect to the transaction under the purchase method of accounting, with CyPost treated as the acquiring entity for financial reporting purposes. The unaudited pro forma condensed combined balance sheet presenting the financial position of the Surviving Corporation assumes the purchase occurred as of June 30, 1999. The unaudited pro forma condensed combined statement of operations presents the results of operations of the Surviving Corporation, assuming the merger was completed on January 1, 1998.

         On September 17, 1999, CyPost Corporation ("CyPost") and Hermes Net Solutions, Inc. ("Hermes") executed the Share Purchase Agreement that provides for the acquisition of Hermes as a wholly owned subsidiary of CyPost. See "The Merger." The following unaudited pro forma condensed combined financial statements are based on the June 30, 1999 historical consolidated financial statements of CyPost and the financial statements of Hermes contained elsewhere herein, giving effect to the transaction under the purchase method of accounting, with CyPost treated as the acquiring entity for financial reporting purposes. The unaudited pro forma condensed combined balance sheet presenting the financial position of the Surviving Corporation assumes the purchase occurred as of June 30, 1999. The unaudited pro forma condensed combined statement of operations presents the results of operations of the Surviving Corporation, assuming the merger was completed on January 1, 1998.

         On October 27, 1999, CyPost Corporation ("CyPost") and Connect Northwest Internet Services, LLC ("Connect") executed the Share Purchase Agreement that provides for the acquisition of Connect as a wholly owned subsidiary of CyPost. See "The Merger." The following unaudited pro forma condensed  combined  financial  statements  are  based  on  the  June  30,  1999 historical consolidated financial statements of CyPost and the financial statements of Connect contained elsewhere herein, giving effect to the transaction under the purchase method of accounting, with CyPost treated as the acquiring entity for financial reporting purposes. The unaudited pro forma condensed combined balance sheet presenting the financial position of the Surviving Corporation assumes the purchase occurred as of June 30, 1999. The unaudited pro forma condensed combined statement of operations presents the results of operations of the Surviving Corporation, assuming the merger was completed on January 1, 1998.

         The unaudited pro forma condensed combined financial statements have been prepared by management of CyPost, Intouch, Arena, Netrover, Hermes and Connect based on the financial statements included elsewhere herein. The pro forma adjustments include certain assumptions and preliminary estimates as discussed in the accompanying notes and are subject to change. These pro forma statements may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or which may be obtained in the future. These pro forma financial statements should be read in conjunction with the accompanying notes and the historical financial information of both CyPost and Intouch (including the notes thereto) included in this Form 10-SB General Form for Registration of Securities of Small Business Issuers. See "FINANCIAL STATEMENTS."

                   UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                                                                                   Pro Forma
                                                   CyPost        Acquired       Pro Forma           Combined
                                                  Corporation     Entities      Adjustments          Balance
                                                  -----------    -----------    -----------    -   -----------
ASSETS

Current Assets ................................   $   998,717    $   327,011    $(1,325,728)   A   $      --
Fixed Assets (net) ............................        48,595        516,812            --             565,407
Intangible and Other Assets ...................         6,652         78,350      5,495,000    A     5,580,002
                                                  -----------    -----------    -----------    -   -----------

     Total Assets .............................   $ 1,053,964    $   922,173    $ 4,169,272       $ 6,145,409
                                                  ===========    ===========    ===========    =   ===========

LIABILITIES AND STOCKHOLDERS'

EQUITY

Accounts Payable & Accrued Expenses ...........       250,320        337,352           (626)   A       587,046
Long Term and Other Liabilities ...............       900,000      1,824,521      1,691,935    A     4,416,456
                                                  -----------    -----------    -----------    -   -----------
    Total Liabilities .........................     1,150,320      2,161,873      1,691,309          5,003,502
                                                  -----------    -----------    -----------    -   -----------

Stockholders' Equity:
  Common Stock ................................        10,230        296,731            478    B       307,439
                                                                                   (296,731)   C      (296,731)
  Additional Paid in Capital ..................       922,450           --        1,237,785    B     2,160,235
  Retained Deficit and Currency Translation ...    (1,029,036)    (1,536,431)     1,536,431    C    (1,029,036)
                                                  -----------    -----------    -----------    -   -----------
     Total Stockholders' Equity (Deficit) .....       (96,356)    (1,239,700)     2,477,963          1,141,907
                                                  -----------    -----------    -----------    -   -----------

     Total Liabilities and Stockholders' Equity   $ 1,053,964    $   922,173    $ 4,169,272       $ 6,145,409
                                                  ===========    ===========    ===========    =   ===========




See accompanying notes to unaudited pro forma condensed combined financial statements.

                  UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

                                                                                     Pro Forma
                                        CyPost          Acquired       Pro Forma      Combined
                                      Corporation       Entities      Adjustments      Balance
                                      ------------    ------------    ------------   ------------
Revenues:
   Sales ..........................   $       --      $  3,328,681    $       --     $  3,328,681
   Cost of Sales ..................           --         1,735,996            --        1,735,996
                                      ------------    ------------    ------------   ------------

        Gross Margin ..............           --         1,652,685                      1,652,685

Expenses:
   Operating Expenses .............           --        (1,618,095)           --       (1,618,095)
   Other Income (Expense), Net ....           --          (185,039)           --         (185,039)
                                      ------------    ------------    ------------   ------------

Net Loss ..........................   $       --      $   (220,449)   $       --     $   (220,449)
                                      ============    ============    ============   ============

Loss per share ....................   $       --      $      (0.46)   $       --     $      (0.02)
                                      ============    ============    ============   ============

Weighted average shares outstanding     10,230,000         478,000            --       10,708,000
                                      ============    ============    ============   ============






See accompanying notes to unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL

STATEMENTS

(1)      GENERAL

In the acquisition, the acquired entities will become a wholly owned subsidiary of CyPost. The aggregate purchase price was approximately $5,521,000 payable by cash of approximately $3,705,000, the payment of certain liabilities and the issuance of approximately 478,000 shares of CyPost common stock. CyPost has not yet performed a detailed evaluation and appraisal of the fair market value of the net assets sold in order to allocate the purchase price among the assets sold. For purposes of preparing these pro forma financial statements, certain assumptions as set forth in the notes to the pro forma adjustments have been made in allocating the sales price to the net assets sold. As such, the pro forma adjustments discussed below are subject to change based on final appraisals and determination of the fair market value of the assets and liabilities of Intouch.

(2)      FISCAL YEAR ENDS

         The unaudited  pro forma  condensed  combined  statements of operations
include  CyPost's,  Intouch's,   Arena's,  Netrover's,   Hermes,  and  Connect's
operations from their respective most recent fiscal year.

(3)      PRO FORMA ADJUSTMENTS

         The adjustments to the accompanying unaudited pro forma condensed combined balance sheet are described below:

         (A) Record payment of cash for the purchase of assets and payment of liabilities.

         (B) Adjustment to reflect issuance of approximately 478,000 shares of common stock.

         (C)      Eliminate intercompany investment.

         The adjustments to the accompanying unaudited pro forma condensed combined statements of operations are described below:

         There are no anticipated adjustments to the statements of operations as a result of the merger.